UniSource Energy Corporation 2003 Annual Report

a season of growth



OVERVIEW: UNISOURCE ENERGY CORPORATION

UniSource Energy's common stock is traded on the New York and Pacific Stock exchanges under the ticker symbol UNS. The corporation's major subsidiaries and affiliates include:

Tucson Electric Power Company (TEP)
Founded in 1892, TEP is the principal subsidiary of UniSource Energy. The company is an electric utility serving customers in a southern Arizona service territory of 1,155 square miles.

UniSource Energy Services, Inc. (UES)
UniSource Energy Services was established in January 2003 to operate Arizona gas and electric systems acquired in August 2003 from Citizens Communications Company.

UniSource Energy Development Company (UED)
UED was established in February 2001 and engages in developing generating resources and other project development activities. UED is the project developer for the Springerville Expansion Project.

Millennium Energy Holdings, Inc. (Millennium)
Millennium, established in 1996, is the parent company of UniSource Energy's unregulated energy businesses. Millennium's assets constitute about five percent of UniSource Energy's consolidated assets.

UniSource Energy Corporation
- Tucson Electric Power
- UniSource Energy Services
- UniSource Energy Development
- Millennium Energy Holdings
  - Global Solar Energy 99%*
  - Infinite Power Solutions 72%*
  - MicroSat Systems 35%*
  - Powertrusion 77%
  - Southwest Energy Solutions 100%

* Percentage of Millennium ownership.

Global Solar Energy, Inc. (Global Solar)
Global Solar Energy develops and manufactures flexible thin-film photovoltaic material that converts sunlight into electricity. Its target markets include military, aerospace and commercial applications.

Infinite Power Solutions, Inc. (IPS)
IPS is developing micro-miniature, thin-film, solid-state rechargeable batteries for use in medical implants, computer components and radio frequency identification tags.

MicroSat Systems, Inc. (MicroSat)
MicroSat is a space systems company formed to develop and commercialize new satellite technologies. Millennium is seeking to divest its ownership of MicroSat.

Powertrusion International, Inc. (Powertrusion)
Powertrusion designs, manufactures and markets utility poles, utility pole cross-arms and lighting poles made from lightweight, sturdy fiberglass composite materials.

Southwest Energy Solutions (SES)
SES is a regional electric contractor and provider of energy support and construction services to electric customers. In 2000, SES entered into an agreement with TEP to provide all electric meter-reading services.



UniSource Energy Corporation is a growing company with a focus on traditional utility operations and an eye toward the future of energy services. Its principal subsidiary, Tucson Electric Power Company, provides safe, reliable power to more than 360,000 customers in the Tucson metropolitan area (shown above). UniSource Energy also owns UniSource Energy Services, a utility that delivers natural gas and electric service to more than 200,000 customers across Arizona. These holdings and other assets (see opposite page) give UniSource Energy the stability of a traditional integrated utility and the flexibility to take advantage of strategic growth opportunities in the energy market.



James S. Pignatelli



The history of a tree is told in its rings – some thick, some thin. The concentric circles formed inside the growing trunk contain a record of droughts and heavy rains, sun and shade, stresses and successes. The largest of those rings develop in years when the tree is at its healthiest, and grows the most.

Dear fellow shareholder,

This past year produced extraordinary growth for UniSource Energy Corporation. During 2003, our company broke ground on a landmark generation project and completed an acquisition that expanded our utility customer base by more than 50 percent. Our continuing efforts to nurture UniSource Energy's core business culminated in November with a purchase agreement that promises to recognize the value we've created for you during a remarkable season of growth.

An investment group has offered to buy UniSource Energy's outstanding shares of common stock for $25.25 per share. That offer provides a healthy 30 percent premium over our stock's closing price on the last day of trading before the transaction was announced. The group, Saguaro Utility Group, L.P., is an Arizona limited partnership composed of Sage Mountain, L.L.C., as general partner and limited partners including investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, LLC, and Wachovia Capital Partners.

The offer also provides up to $263 million of additional capital to Tucson Electric Power Company (TEP), improving the financial standing of UniSource Energy's principal subsidiary. UniSource Energy's Board of Directors accepted the offer Nov. 21, 2003. I'm grateful that you, my fellow shareholders, also have voted to approve the transaction. We hope to secure necessary approvals from state and federal regulators and finalize the purchase before the end of this year.

This transaction stands as testament to the historic progress that UniSource Energy has made over the last decade. Since the days when TEP approached bankruptcy, we have reestablished our roots as a traditional utility company. With the support of our shareholders, the leadership of our board members and the hard work of our employees, our company survived a stormy energy market by focusing on building value in our core business. Our board reinstated a dividend in 1999 and increased it every year afterward, rewarding our shareholders' faith in our company's continued growth.



Steam rises from Springerville Generating Station as construction work for Unit 3 gets underway.

That growth peaked last year with the acquisition of gas and electric system assets in Arizona from Citizens Communications Company for $220 million. We generated the equity for that purchase internally, avoiding the dilution that would have accompanied a new stock offering. After agreeing to the purchase in 2002, we secured the approval of state regulators last year and established rates that will allow us to earn a reasonable return from our investment.

UniSource Energy Services (UES), the new subsidiary formed to operate those systems, provides natural gas to more than 128,000 customers in five counties and electricity to more than 81,000 customers in two counties. Between UES and TEP, UniSource Energy provides energy services to more than 575,000 customers in fast-growing Arizona communities.

I'm proud to report that UES made a positive contribution to earnings during 2003 despite costs associated with establishing that utility. The new company has benefited greatly from the experience and expertise of employees at TEP. We already have taken steps to combine some operations of the two sister utilities. As UES matures, we will continue to look for opportunities to share our expertise in ways that improve our efficiency and benefit our customers.

While the launch of UES expanded UniSource Energy's distribution network, the construction of a new coal-fired generator will bolster our power production operations. UniSource Energy Development Company (UED) is overseeing the addition of a 400-MW generator to the pair of 380-MW coal-fired units already operating at TEP's Springerville Generating Station (SGS) in eastern Arizona. The new unit, one of only a few coal-fired generators currently approved for construction in the United States, is scheduled to be operational by December 2006. TEP also has secured regulatory approval for a fourth unit that, if constructed, would be owned by Phoenix-based Salt River Project (SRP).

Tri-State Generation and Transmission Association, a wholesale power cooperative, will lease the completed third unit from a financial owner and control its output. TEP will operate the plant and purchase as much as 100 MW of Tri-State's system capacity for up to five years. SRP will purchase another 100 MW under a 30-year contract with Tri-State.

By operating the new unit, TEP will further capitalize on its expertise in power plant management while spreading the fixed costs of its existing common facilities over an additional unit. The project also will provide upgrades to the emission control equipment of Units 1 and 2, including improved sulfur dioxide scrubbers and low-nitrogen oxide burners. Unit 3, meanwhile, will be equipped with the best available control technologies to limit its emissions. As a result, total regulated emissions from all three SGS units will be lower than current emissions from the two existing units.

The SGS expansion project is providing jobs for eastern Arizona residents while contributing to the fuel diversity of the state's energy supply. The rising cost of natural gas has reinforced the importance of reliable, economical coal-fired power to our domestic energy industry. Coal-fired plants already account for nearly 75 percent of TEP's own generating capacity. Selective use of gas-fired generators has allowed the utility to produce more than 90 percent of its power from coal.

TEP also improved its access to other power sources last year by completing a new 500-kV link to the electric grid north of Tucson. That line gives the utility a new avenue for importing power from other energy providers, further strengthening the reliability of its service. TEP and UES will continue to work with state regulators and other Arizona utilities to ensure that our state's transmission network expands appropriately to serve the needs of our growing population.



That's one reason why TEP remains determined to build a 345-kV transmission line that would extend from Tucson to Nogales, Arizona, and across the international border into Mexico. The line would improve electric service in a growing border community served by UES while allowing power exchanges that would create economic opportunities on both sides of the border. I'm hopeful that the U.S. Department of Energy, the U.S. Forest Service and other federal agencies will complete their review of our project by June 1, 2004, and clear the way for construction of the line.

By completing the acquisition of Citizens assets, breaking ground on SGS Unit 3 and improving our transmission infrastructure, UniSource Energy satisfied three of the goals I established for 2003. Although our financial performance suffered somewhat from unplanned plant outages and lower wholesale sales, we performed well enough to satisfy my fourth and final goal of the year. Our annual earnings of $3.33 per share include the $1.99 per share impact of adopting Financial Accounting Standard 143, which relates to plant retirement and removal costs. UniSource Energy's 2003 earnings were $1.34 per share without that adjustment, falling within the $1.30 to $1.50 per share range I set as our goal.

Rising retail revenues and continued growth in our utility customer base contributed positively to earnings, as did the increased electric usage associated with warmer summer weather in TEP's service territory. We also benefited from significant tax benefits as well as the development fee for SGS Unit 3.

Those positive developments were countered by untimely power plant outages that limited TEP's wholesale sales and forced the utility to purchase market power at relatively high prices. Those purchases, along with others intended to reduce TEP's reliance on its less efficient gas-fired generators, contributed to increased purchased power costs. UniSource Energy's interest expenses also rose due to higher rates on TEP's debt and the cost of financing used to acquire Citizens' utility assets.

Earnings also were constrained by losses at Millennium Energy Holdings, which oversees UniSource Energy's unregulated investments. I remain confident in the potential of the innovative energy products produced by Global Solar Energy, Infinite Power Solutions and Millennium's other key holdings. Nonetheless, we plan to continue narrowing Millennium's focus in 2004 to companies with the greatest prospects for producing timely returns.

Global Solar's progress during 2003 was particularly encouraging. The company signed an exclusive licensing agreement with ICP Global Technologies and began integrating its flexible thin-film photovoltaic cells into a new line of portable power products bearing the popular Coleman brand. Global Solar also expanded its role as an integrator of traditional photovoltaic arrays.

Global Solar has helped TEP expand its SGS Solar Array, a 38-acre field of photovoltaic panels that ranked as the world's second largest solar power plant at year's end. The array's 3.87 MW capacity in 2003 gave it the power to meet the annual electric needs of more than 600 Tucson homes. TEP's system will continue to grow in 2004 and beyond as UniSource Energy seeks compliance with Arizona's Renewable Portfolio Standard and pursues new sources of energy for its customers.

UniSource Energy also remains committed to improving its customers' quality of life through community service and charitable support. TEP employees joined their friends and family in donating more than 24,000 hours of volunteer time to charitable activities in 2003. TEP itself provided direct support for hundreds of worthwhile programs. TEP's approach has served as a model for UES, which has organized community action teams designed to deliver similar benefits to communities in its service territory.

Our community service programs are an integral part of UniSource Energy's traditional approach to utility operations. Both TEP and UES seek to establish partnerships with the communities they serve, delivering safe, reliable energy and solid corporate citizenship in hopes of fostering a positive environment for the growth of our business. Our efforts have resulted in constructive relationships with regulators, high levels of satisfaction from our customers and reliable returns for our shareholders.

That approach will serve us well again this year as we expand on the historic steps we took during 2003. We will continue to improve the operation of UniSource Energy Services, upgrading service to customers while incorporating more fully the philosophies and business practices that have served TEP so well. We expect to oversee significant progress toward the completion of Unit 3 at Springerville Generating Station, including the upgrade of emissions systems on one of two existing units at the plant. We also hope to receive final approval during 2004 for construction of our planned 345-kV link to Nogales, Arizona, and the electric system in Mexico. Our utility operations should once again provide UniSource



UniSource Energy Services provides energy services to Sedona and other growing communities across Arizona.

Energy with solid financial performance. Finally, we will work to secure regulatory approval for the proposed acquisition of UniSource Energy's outstanding stock and bring that transaction to a close.

I'd like to thank shareholders once again – perhaps for the last time – for your continued support. Since ownership of TEP was first offered to the public in 1946, our shareholders have helped us expand to meet the needs of our growing customer base while serving as the ultimate focus of our operations. That focus remained after TEP's shares were exchanged for newly minted stock in UniSource Energy, which began trading on the New York Stock Exchange on January 2, 1998. Ultimately, it is our interest in serving shareholders that compels us to seek the transformation of UniSource Energy into a privately held company. The proposed purchase price of $25.25 a share serves as recognition of the success we have achieved together. If we enter this new era later this year, you and other shareholders will fully realize the value we have built during this historic season of growth.

Your fellow shareholder,

James S. Pignatelli
Chairman, President and CEO
UniSource Energy Corporation

QUARTERLY STOCK PRICES

		2003			2002			2001	
		High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$	18.10	16.00	0.15	20.60	16.74	0.125	21.00	15.13	0.10
2nd Quarter	$	19.27	17.05	0.15	20.75	17.91	0.125	25.99	20.15	0.10
3rd Quarter	$	19.80	17.65	0.15	18.89	14.05	0.125	24.05	13.80	0.10
4th Quarter	$	24.90	19.01	0.15	17.90	13.69	0.125	19.30	13.80	0.10

	2003 Close	2002 Close	2001 Close
December 31	$ 24.66	17.29	18.19

MANAGEMENT REPORT ON FINANCIAL STATEMENTS

The management of UniSource Energy Corporation is responsible for the preparation and integrity of the financial statements and the other financial information in this Annual Report. Management prepares the financial statements in accordance with generally accepted accounting principles based upon available facts and circumstances, and management's best estimates and judgements of known conditions.

To prepare reliable financial statements, management maintains a system of internal accounting controls. Management believes the system provides reasonable assurance that assets are protected from unauthorized use or loss and that transactions are executed as authorized by management. The concept of reasonable assurance recognizes the cost of a system of internal accounting controls should not exceed the benefits gained and that there are limitations in the effectiveness of any system of internal accounting controls. The system includes:

- An internal Audit Services Department;
- Qualified and competent personnel;
- A division of responsibilities; and
- The application of formal policies and procedures that are consistent with high standards of accounting and administrative practices.

The financial statements have been audited by our independent accountants, PricewaterhouseCoopers LLP. The auditors render an independent, professional opinion on management's financial statements based on an audit performed in accordance with generally accepted auditing standards. Their activities are coordinated with our Audit Services Department to obtain maximum audit coverage without duplicating effort and cost. The independent auditors receive copies of all reports issued by the Audit Services Department.

The Audit Committee of the Board of Directors consists of non-employee, financially literate directors who are independent, as defined in the applicable New York Stock Exchange listing standards. The Audit Committee meets periodically with our independent accountants, the Audit Services Department and management to discuss the auditors' findings and other financial and accounting matters. The independent auditors and the Audit Services Department have unrestricted access to the Audit Committee.

James S. Pignatelli
Chairman of the Board, President and
Chief Executive Officer

Kevin P. Larson
Vice President and Chief Financial Officer

Karen G. Kissinger
Vice President, Controller and
Chief Compliance Officer

UNISOURCE ENERGY CORPORATION FINANCIAL INFORMATION

This Annual Report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. You should read forward-looking statements together with the cautionary statements and important factors included in this report. (See *Management's Discussion and Analysis of Financial Condition and Results of Operations, Safe Harbor for Forward-Looking Statements.*) Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions. Forward-looking statements are not statements of historical facts. Forward-looking statements may be identified by the use of words such as "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. We express our expectations, beliefs and projections in good faith and believe them to have a reasonable basis. However, we make no assurances that management's expectations, beliefs or projections will be achieved or accomplished.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis explains the results of operations, the general financial condition, and the outlook for UniSource Energy and its four primary business segments and includes the following:

- outlook and strategy,
- operating results during 2003 compared with 2002, and 2002 compared with 2001,
- factors which affect our results and outlook,
- liquidity, capital needs, capital resources, and contractual obligations,
- dividends,
- quantitative and qualitative disclosures about market risk,
- environmental matters,
- legal proceedings,
- critical accounting policies.

TEP is the principal operating subsidiary of UniSource Energy and, at December 31, 2003, represented approximately 86% of its assets. The seasonal nature of TEP's business causes operating results to vary significantly from quarter to quarter. UniSource Energy's results for 2003 include 143 days of operations of UES. Due to sales of both winter-peaking gas and summer-peaking electricity, UES' consolidated operating results are expected to be less seasonal than TEP's. Although representing approximately 5% of UniSource Energy's total assets, net losses from Millennium's unregulated businesses have had a significant impact on earnings reported by UniSource Energy for 2003, 2002 and 2001. UED's unregulated business segment, which was established in February 2001, had a significant impact on consolidated net income and cash flows in 2003 due to the financial closing of Springerville Unit 3 which occurred on October 21, 2003. UED is not expected to significantly impact net income or cash flows in future periods.

OVERVIEW OF CONSOLIDATED BUSINESS

UniSource Energy Corporation (UniSource Energy) is a holding company that owns substantially all of the outstanding common stock of Tucson Electric Power Company (TEP), and all of the outstanding common stock of UniSource Energy Services, Inc. (UES), Millennium Energy Holdings, Inc. (Millennium), and UniSource Energy Development Company (UED).

TEP, an electric utility, has provided electric service to the community of Tucson, Arizona, for over 100 years. UES, through its two operating subsidiaries, provides gas and electric service to 30 communities in northern and southern Arizona. Millennium invests in unregulated businesses, including a developer of thin-film batteries and a developer and manufacturer of thin-film photovoltaic cells. UED engages in developing generating resources and other project development activities, including facilitating the expansion of the Springerville Generating Station. We conduct our business in these four primary business segments — TEP's Electric Utility Segment, UES' Gas and Electric Utility Segment, the Millennium Businesses Segment, and the UED Segment.

UniSource Energy was incorporated in the State of Arizona on March 8, 1995 and obtained regulatory approval to form a holding company in November 1997. On January 1, 1998, TEP and UniSource Energy exchanged shares of stock resulting in TEP becoming a subsidiary of UniSource Energy. Following the share exchange, TEP transferred the stock of its subsidiary Millennium to UniSource Energy. See *Note 1 of Notes to Consolidated Financial Statements—Nature of Operations and Summary of Significant Accounting Policies.*

ESTABLISHMENT OF UES

On August 11, 2003, UniSource Energy completed the purchase of the Arizona gas and electric system assets from Citizens Communications Company (Citizens) for a total of $223 million, comprised of the base purchase price plus other operating capital adjustments and transaction costs. UniSource Energy formed two new operating companies called UNS Electric, Inc. (UNS Electric) and UNS Gas, Inc. (UNS Gas) to acquire these assets, as well as UES, an intermediate holding company that holds the common stock of the operating companies.

UNISOURCE ENERGY CONSOLIDATED

OUTLOOK AND STRATEGIES

Agreement and Plan of Merger

On November 21, 2003, UniSource Energy and Saguaro Acquisition Corp. entered into an acquisition agreement, providing for the acquisition of all of the common stock of UniSource Energy for $25.25 per share by an affiliate of Saguaro Utility.

Pursuant to the terms of the acquisition agreement, Saguaro Acquisition Corp. will merge with and into UniSource Energy. UniSource Energy will be the surviving corporation, but will become an indirect wholly-owned subsidiary of Saguaro Utility. Trading in our common stock on the New York Stock Exchange and the Pacific Exchange will cease immediately as of the effective time of the acquisition. After that time, the surviving corporation will delist our shares from the New York Stock Exchange and the Pacific Exchange and de-register our shares under the Securities Exchange Act of 1934, as amended. UniSource Energy's and TEP's headquarters will remain in Tucson, and we expect that UniSource Energy's and TEP's senior management team will remain generally the same. Subject to the satisfaction of various closing conditions, including the receipt of our shareholders' approval and required regulatory approvals, we expect the acquisition to close in the second half of 2004.

Upon consummation of the acquisition, Saguaro Utility will cause the surviving corporation to pay approximately $880 million in cash to UniSource Energy's shareholders and holders of stock options, stock units, restricted stock, and performance shares awarded under our stock-based compensation plans. In addition, Saguaro Utility intends to cause the surviving corporation (i) to repay the $95 million inter-company loan to UniSource Energy from TEP and (ii) to contribute up to $168 million to TEP. TEP will use a significant portion of these proceeds to retire some of its outstanding debt.

Operating Plans and Strategies

Our financial prospects and outlook for the next few years will be affected by many competitive, regulatory and economic factors. Our plans and strategies include the following:

- Obtain all necessary regulatory approvals and the required shareholder approval and satisfy all of the other closing conditions contained in the acquisition agreement so that the acquisition of UniSource Energy by an affiliate of Saguaro Utility can occur in a timely manner.
- Integrate UES' businesses with UniSource Energy's other businesses to achieve the strategic and financial objectives of the acquisition.
- Oversee the construction of Springerville Unit 3 and continue to enhance the value of existing assets by working with SRP to facilitate the development of Springerville Unit 4.
- Enhance the value of TEP's transmission system while continuing to provide reliable access to generation for TEP's retail customers and market access for all generating assets. This will include focusing on completing the Tucson – Nogales transmission line, which could eventually be connected to Mexico's utility system and improve reliability for customers of UNS Electric.
- Improve the value of our existing Millennium investments.
- Improve production and sales of Global Solar's thin-film photovoltaic cells and seek strategic partners.

- Reduce TEP's debt, using some of our excess cash flows.
- Efficiently manage TEP's generating resources and look for ways to reduce or control our operating expenses while maintaining and enhancing reliability and profitability.

To accomplish our goals, during 2004 we expect TEP to spend approximately $106 million on capital expenditures and UES to spend approximately $37 million on capital expenditures.

While we believe that our plans and strategies will continue to have a positive impact on our financial prospects and position, we recognize that we continue to be highly leveraged, and as a result, our access to the capital markets may be limited or more expensive than for less leveraged companies.

RESULTS OF OPERATIONS

UniSource Energy recorded Net Income of $113 million in 2003, including an after-tax gain of $67 million for the Cumulative Effect of Accounting Change from the adoption of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations (FAS 143)*. Income Before Cumulative Effect of Accounting Change was $45 million. This compares with Net Income of $33 million in 2002 and $61 million in 2001.

Change in Net Income, 2003 Compared With 2002

- A $133 million increase in Total Operating Revenues resulting from warm summer weather, a 2.2% increase in TEP's number of retail customers, and $103 million of Total Operating Revenues at UES.
- A $6 million decline in TEP's revenues from Electric Wholesale Sales is primarily attributable to unplanned outages at several of TEP's coal-fired generating facilities during the first half of 2003, unfavorable wholesale opportunities for its gas generation resources and record retail kWh demand in the third quarter. In addition, TEP recorded a $2 million increase in reserves against receivables from California wholesale sales in 2003.
- Purchased Energy expense, which includes purchased power and purchased gas expense, was higher by $92 million. This resulted from $70 million of Purchased Energy expense at UES, replacement power costs in the first half of 2003 related to planned and unplanned outages at TEP's generating facilities, and increased economic wholesale electric purchases in lieu of running gas-fired generation.
- Other O&M was higher by $25 million due primarily to $15 million of O&M at UES and increased costs resulting from planned and unplanned outages at TEP's generating facilities.
- Higher Total Interest Expense of $12 million related to higher interest rates under TEP's Credit Agreement, interest expense at UES, and interest expense related to UniSource Energy's borrowing under a bridge loan for the Citizens Acquisition.
- Despite higher Income Before Taxes and Cumulative Effect of Accounting Change, income tax expense was $6 million less in 2003 than in 2002, due primarily to a $15 million tax benefit resulting from guidance issued by the IRS clarifying rules on limitations of the use of net operating loss carry forwards.
- Expenses of $3 million related to the proposed acquisition of UniSource Energy.
- UED's income in 2003 included an $11 million pre-tax development fee received at the financial closing of Springerville Unit 3.
- 2002 results included a pre-tax coal contract termination fee of $11 million. TEP terminated a coal contract related to the Sundt Generating Station, eliminating annual take-or-pay payments of approximately $3 million.

Change in Net Income, 2002 Compared With 2001

- TEP's wholesale revenues decreased by $764 million due to significantly lower prices in the western U.S. energy markets and decreased sales activity, partially offset by a reduction of $738 million in fuel and purchased power expenses.

- Mild weather and lower demand from TEP's mining customers contributed to lower retail energy sales and revenues in 2002. Despite these factors, retail revenues fell only one percent due to continued strong growth in number of retail customers and increased usage by residential and commercial customers.
- TEP recorded an $11 million coal contract termination fee in the third quarter of 2002.
- Millennium's after-tax losses were $7 million higher in 2002 than 2001 because 2001 results included a $6 million after-tax gain on the sale of a power project.
- TEP recognized $5 million in tax benefits from the favorable settlement of IRS audits and the recognition of tax credits in 2002, and Millennium recognized $2 million in tax benefits from the recognition of foreign tax losses and favorable settlement of IRS audits.

CONTRIBUTION BY BUSINESS SEGMENT

The table below shows the contributions to our consolidated after-tax earnings by our four business segments, as well as parent company expenses.

	2003	2002	2001
	- Millions of Dollars -		
Business Segment			
TEP [(1)]	$128	$ 54	$ 75
UES [(2)]	3	-	-
Millennium	(16)	(16)	(9)
UED	7	1	1
UniSource Energy Standalone [(3)]	(9)	(6)	(6)
Consolidated Net Income	$113	$ 33	$ 61

[(1)] TEP results in 2003 include an after-tax gain of $67 million for the Cumulative Effect of Accounting Change from the adoption of FAS 143.

[(2)] Results are for the period from August 11, 2003 to December 31, 2003.

[(3)] Primarily represents interest expense (net of tax) on the note payable from UniSource Energy to TEP, as well as costs in 2003 associated with the Citizens acquisition and the proposed acquisition of UniSource Energy as previously discussed.

LIQUIDITY AND CAPITAL RESOURCES

UNISOURCE ENERGY CONSOLIDATED CASH FLOWS

	2003	2002	2001
	-Millions of Dollars -		
Cash provided by (used in):			
Operating Activities	$ 260	$ 173	$ 215
Investing Activities	(351)	(271)	(117)
Financing Activities	101	(39)	(33)
Net Increase (Decrease) in Cash	$ 10	$ (137)	$ 65

UniSource Energy's consolidated cash flows are provided primarily from retail and wholesale energy sales at TEP and UES, net of the related payments for fuel and purchased power. Cash from operations is lowest in the first quarter and highest in the third quarter due to TEP's summer peaking load.

We use our available cash primarily to:

- finance capital expenditures at TEP and UES;
- make investments in our technology affiliates;
- pay dividends to shareholders; and
- reduce leverage at TEP by repaying high coupon debt and investing in lease debt.

The primary source of liquidity for UniSource Energy, the parent company, is dividends it receives from its subsidiaries, primarily TEP, from their cash flow from operations.

Accrued interest on UniSource Energy's promissory note to TEP of approximately $20 million is payable every two years; the last payment of $20 million was made to TEP in December 2003. Under our tax allocation procedures our subsidiaries make income tax payments to UniSource Energy, which makes payments on behalf of the consolidated group.

In August 2003, UniSource Energy used approximately $50 million of its available cash and borrowed $35 million from a financial institution in the form of short-term debt to help finance the purchase of the Citizens Arizona electric and gas utility assets. The funds were used as an equity contribution in the capitalization of UES. On October 24, 2003, as required by the debt agreement, UniSource Energy repaid the $35 million loan upon the financial close of the Springerville Unit 3 project.

As of March 10, 2004, cash and cash equivalents available to UniSource Energy was approximately $79 million.

In addition, as part of our ACC Holding Company Order, we must invest at least 30% of any proceeds of UniSource Energy equity issuances in TEP until TEP's equity reaches 37.5% of total capital (excluding capital leases).

Operating Activities

In 2003, net cash flows from operating activities increased by $87 million compared with 2002. The following factors contributed to the increase:

- receipt of $43 million in proceeds for the financial closing of the Springerville Unit 3 project;
- a $23 million decrease in income taxes paid due primarily to lower taxable income;
- an $18 million increase in cash receipts from retail and wholesale energy customers, net of fuel and purchased energy costs, due to warm summer weather, an increase in TEP's retail customers and energy sales at UES;
- a $16 million increase in income tax refunds of taxes previously paid, which was received in the fourth quarter of 2003;
- a $9 million increase in interest received due to interest received on investments in lease debt; and
- a $27 million cash payment made in 2002 to terminate and amend coal contracts; partially offset by:
    - a $17 million increase in interest paid (including capital lease interest paid), due primarily to higher letter of credit fees under TEP's Credit Agreement;
    - a $17 million deposit by TEP in 2003 with its second mortgage trustee; and
    - a $4 million increase in other taxes paid.

Investing Activities

Net cash used for investing activities was $80 million higher in 2003 than in 2002, primarily due to the following factors:

- $223 million for the acquisition of the Citizens Arizona gas and electric utility assets; and
- a $25 million increase in capital expenditures at TEP and UES, due in part to $10 million spent to complete a new one mile 500-kV transmission line and related substations to enhance TEP's distribution system link to the regional high-voltage transmission system; partially offset by:

- a $22 million decline in investments and loans to equity investees. In 2002, $20 million was invested in Sabinas; and

- In 2002, TEP paid $138 million to purchase Springerville Lease debt; in 2003, TEP received principal payments related to its investment in Springerville Lease debt of $12 million.

Financing Activities

Net cash provided by financing activities was $101 million in 2003, compared with net cash used for financing activities of $39 million in 2002.

- In 2003, UNS Gas and UNS Electric issued $160 million aggregate principal amount of senior unsecured notes in a private placement to provide funding for the acquisition of the Citizens' Arizona gas and electric utility assets.

- TEP retired $23 million more of its capital lease obligations in 2003 than in 2002.

- UniSource Energy paid $3 million more in common stock dividends in 2003 than in 2002.

As a result of the activities described above, our consolidated cash and cash equivalents increased to $101 million at December 31, 2003, from $91 million at December 31, 2002. At March 10, 2004, our consolidated cash balance, including cash equivalents, was approximately $79 million. We invest cash balances in high-grade money market securities with an emphasis on preserving the principal amounts invested.

In the event that we experience lower cash from operations in 2004, we will adjust our discretionary uses of cash accordingly. We believe, however, that we will continue to have sufficient cash flow to cover our capital needs, as well as required debt payments and dividends to shareholders. Furthermore, we believe we will have sufficient excess cash flow to continue to make annual discretionary debt reductions or lease debt investments at TEP in the range of $30 - $50 million.

GUARANTEES AND INDEMNITIES

In the normal course of business, UniSource Energy and certain subsidiaries, including TEP, enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. We entered into these agreements primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis. The most significant of these guarantees are UES' guarantee of $160 million of aggregate principal amount of senior unsecured notes issued by UNS Gas and UNS Electric to purchase the Citizens' Arizona gas and electric system assets, UniSource Energy's guarantee of approximately $22 million in natural gas and supply payments and building lease payments for UNS Gas and UES, and subsidiaries of Millennium guarantee of approximately $5 million in commodity-related payments for MEG at December 31, 2003. To the extent liabilities exist under the contracts subject to these guarantees, such liabilities are included in the consolidated balance sheets.

In addition, UniSource Energy and its subsidiaries have indemnified the purchasers of interests in certain investments from additional taxes due for years prior to the sale. The terms of the indemnifications provide for no limitation on potential future payments; however, we believe that we have abided by all tax laws and paid all tax obligations. We have not made any payments under the terms of these indemnifications to date.

We believe that the likelihood that UniSource Energy or TEP would be required to perform or otherwise incur any significant losses associated with any of these guarantees is remote.

CONTRACTUAL OBLIGATIONS

The following charts display UniSource Energy's consolidated contractual obligations by maturity and by type of obligation as of December 31, 2003.

UniSource Energy's Contractual Obligations
- Millions of Dollars -

Payments Due in Years Ending December 31,	IDBs Supported by Expiring LOCs[1]	Long-Term Debt	Capital Lease Obligations[2]	Operating Leases	Purchase Obligations[3]	Pension and Other Postretirement Benefit Obligations[4]	Funding Commitments [5]	Total Contractual Cash Obligations
2004	$ -	$ 2	$ 120	$ 3	$ 113	$ 6	$ 4	$ 248
2005	-	2	120	2	97	3	3	227
2006	329	21	123	2	95	4	3	577
2007	-	1	126	2	82	4	1	216
2008	-	89	121	1	82	5	-	298
Total 2004 – 2008	329	115	610	10	469	22	11	1,566
Thereafter	-	844	836	6	436	177	-	2,299
Less: Imputed Interest	-	-	(633)	-	-	-	-	(633)
Total	$ 329	$ 959	$ 813	$ 16	$ 905	$ 199	$ 11	$ 3,232

(1) TEP's tax-exempt variable rate bonds (IDBs) in the amount of $329 million are backed by LOCs issued pursuant to TEP's Credit Agreement. TEP's obligations under the Credit Agreement are collateralized with Second Mortgage Bonds.
(2) See TEP's Capital Lease Obligations table in Tucson Electric Power Company, Liquidity and Capital Resources, below.
(3) These obligations represent future minimum payments under open purchase orders, UES' transmission and gas transportation contracts and TEP's natural gas, coal and rail transportation contracts. The total amount paid under these contracts depends on the quantity purchased and transported. UES and TEP's requirements are expected to be in excess of these minimums. TEP expects to spend approximately $175 million annually for the purchase and transportation of coal through 2010. TEP is unable to estimate how much it will spend under these contracts beyond 2010 due to the impact of the new Springerville coal contract. UES and TEP do not have any minimum gas commodity purchase obligations, and are unable to estimate the amounts payable under the gas and purchase power contracts due to the variability of gas prices and customer load and interplay of generation costs and wholesale market prices. UniSource Energy has not included in the minimum purchase obligations above amounts payable to PWCC as payments under this contract are usage based with no fixed demand charges. We expect to spend approximately $92 million annually under this contract through May 2008. In addition, 2004 includes $10 million in contingent transaction fees payable upon the closing of the acquisition of UniSource Energy by Saguaro Utility.
(4) These obligations represent TEP and UES' minimum required contributions to pension plans in 2004 and TEP's expected postretirement benefit costs to cover medical and life insurance claims as determined by the plans' actuaries. TEP and UES do not know and have not included pension contributions beyond 2004 due to the significant impact that returns on plan assets and changes in discount rates might have on such amounts. TEP funds the postretirement benefit plan on a pay-as-you-go basis.
(5) These obligations represent Millennium's equity commitments to fund subsidiaries (Haddington and Valley Ventures) as suitable investments are identified.

MEG conducts its emissions and coal trading activities using certain contracts which contain provisions whereby MEG may be required to post margin collateral due to a change in contract values. As of December 31, 2003, MEG had posted $0.7 million in cash collateral to its trading counterparties.

MEG has a $5 million bank line of credit for the purpose of issuing LOCs to counterparties to support its emission allowance and coal marketing and trading activities. As of December 31, 2003, MEG had $5 million in outstanding LOCs. This facility expires in March 2005.

In addition, UniSource Energy has contingent obligations under various surety bonds that total approximately $0.5 million.

We have reviewed our contractual obligations and provide the following additional information:

- We do not have any provisions in any of our debt or lease agreements that would cause an event of default or cause amounts to become due and payable in the event of a credit rating downgrade.
- None of our contracts or financing structures contains provisions or acceleration clauses due to changes in our stock price.

DIVIDENDS ON COMMON STOCK

On February 6, 2004, UniSource Energy declared a cash dividend of $0.16 per share on its Common Stock. The dividend, totaling approximately $5 million, was paid March 10, 2004 to shareholders of record at the close of business February 17, 2004. During 2003, UniSource Energy paid quarterly dividends to its shareholders of $0.15, totaling approximately $20 million. In 2002, we paid quarterly dividends of $0.125 per share, totaling approximately $17 million.

The acquisition agreement allows UniSource Energy to continue to pay regular quarterly cash dividends until the closing of the acquisition, subject to limitations upon our ability to increase the amount of such dividends. UniSource Energy's Board of Directors currently expects to continue to pay regular quarterly cash dividends on UniSource Energy's Common Stock until the closing of the acquisition, subject, however, to its evaluation of our financial condition, earnings, cash flows and dividend policy.

INCOME TAX POSITION

At December 31, 2003, UniSource Energy had, for federal and state income tax filing purposes, the following carryforward amounts:

	Amount -Millions of Dollars-	Expiring Year
Net Operating Losses	$ 83	2006-2023
Investment Tax Credit	9	2004-2023
AMT Credit	83	-

Of the $83 million in NOL carryforwards, $18 million is subject to limitation. Due to a reorganization of certain Millennium entities in December, 2002, $18 million of Federal and State net operating losses are subject to limitation. The future utilization of these losses is dependant upon the generation of sufficient future taxable income at the separate company level. See *Critical Accounting Policies, Deferred Tax Valuation – TEP and Millennium*, below.

TUCSON ELECTRIC POWER COMPANY

RESULTS OF OPERATIONS

The financial condition and results of operations of TEP are currently the principal factors affecting the financial condition and results of operations of UniSource Energy on an annual basis. The following discussion relates to TEP's utility operations, unless otherwise noted.

UTILITY SALES AND REVENUES

Customer growth, weather and other consumption factors affect retail sales of electricity. Electric wholesale revenues are affected by market prices in the wholesale energy market, availability of TEP generating resources, and the level of wholesale forward contract activity.

The table below provides trend information on retail sales by major customer class and electric wholesale sales made by TEP in the last three years.

	Sales			Operating Revenue		
	2003	2002	2001	2003	2002	2001
	- Millions of kWh -			- Millions of Dollars -		
Electric Retail Sales:						
Residential	3,371	3,189	3,122	$ 307	$ 290	$ 284
Commercial	1,679	1,609	1,573	175	168	164
Industrial	2,233	2,261	2,271	161	161	162
Mining	698	695	1,041	28	28	42
Public Authorities	249	258	254	18	19	18
Total Electric Retail Sales	8,230	8,012	8,261	689	666	670
Electric Wholesale Sales Delivered:						
Long-term Contracts	1,199	982	1,218	31	29	24
Other Sales	2,165	3,035	5,515	115	125	705
Transmission	-	-	-	6	4	4
Net Unrealized Gain (Loss) on Forward Sales of Energy	-	-	-	(1)	(1)	188
Total Electric Wholesale Sales	3,364	4,017	6,733	151	157	921
Total	11,594	12,029	14,994	$ 840	$ 823	$1,591

2003 Compared with 2002

Total retail kWh sales in 2003 increased by 3% compared with 2002. Hot summer weather and a 2.2% increase in the number of retail customers more than offset mild weather during the first six months of 2003. Cooling degree days increased by 9% in 2003 compared with 2002, and were up 8% compared with the 10-year average. Kilowatt-hour sales to residential customers were up 6% and kWh sales to commercial customers were up 4% in 2003, resulting from customer growth and warmer weather compared with a year ago. Revenue from sales to retail customers increased by 3% in 2003, reflecting higher kWh demand.

Electric wholesale revenues delivered decreased by 4% in 2003. The 4% decline in wholesale revenues is not as large as the 16% decline in wholesale kWh sales due to higher average power prices. Average-around-the-clock energy prices based on the Dow Jones Palo Verde Index for 2003 were $42 per MWh compared with $27 per MWh during 2002, reflecting higher gas prices. Planned and unplanned outages at TEP's coal-fired generating plants, particularly in the first six months of 2003, reduced opportunities to sell excess power in the wholesale markets. In addition, the increase in the regional supply of gas-generated energy caused TEP to decrease use of its less efficient gas generation units for wholesale market opportunities.

In addition, wholesale revenues were reduced by a $2 million reserve for doubtful accounts recorded in the first quarter related to wholesale sales made to the California Independent System Operator (CISO) and the California Power Exchange (CPX) in 2001 and 2000. See *Payment Defaults and Allowances for Doubtful Accounts*, below.

2002 Compared with 2001

TEP's average number of retail customers increased by 2.4%, while kWh sales to retail customers decreased by 3%. This decrease in kWh energy sales was primarily due to a 33% reduction in sales to mining customers. KWh sales to residential, commercial and industrial customers as a group increased by 1% in 2002, despite milder temperatures.

Electric wholesale sales decreased by 33% while revenues decreased by 83%. A decline in sales activity and market prices were contributing factors. The average market price for around-the-clock energy decreased $67 per MWh, compared with 2001. Factors contributing to the lower market prices included more generation online in the western U.S., lower natural gas prices, increased hydropower supply, and weaker demand. Sales and revenues from forward contracts experienced the largest declines. Short-term sales were higher, however, due to sales of excess energy in the daily and hourly markets.

OPERATING EXPENSES

2003 Compared with 2002

Fuel and Purchased Power Expense

Fuel expense at TEP's generating plants was approximately $210 million in both 2003 and 2002. Despite running its gas-fired generation less in 2003, fuel expense remained the same due to higher gas prices and higher output from TEP's coal-fired generation.

The table below shows the average cost per kWh for TEP's generating plants by fuel type.

	2003	2002	2001
		-cents per kWh-	
Coal	1.65	1.65	1.65
Gas	7.40	4.45	7.05
All fuels	1.87	1.83	2.13

The increase in the regional supply of new gas-generated energy and the completion of a 500-kV transmission connection allowed TEP to decrease use of its older, less efficient gas generation units in favor of more economical purchases of energy in the wholesale market. TEP's Purchased Power expense increased approximately $22 million, or 51%, in 2003. In addition to energy purchases made during the third quarter of 2003, TEP purchased replacement power during the first half of 2003 due to planned and unplanned outages at some of its generating facilities.

Other Operating Expenses

Other Operations and Maintenance expense increased by $6 million, or 4%, in 2003 primarily attributable to unplanned outages and longer-than-expected planned outages at some of TEP's generating facilities during the first quarter of 2003.

Depreciation and Amortization expense decreased $3 million in 2003. The adoption of FAS 143 in the first quarter of 2003 resulted in a $6 million decrease because asset retirement costs are no longer recorded as a component of depreciation expense. See *Critical Accounting Policies, Accounting for Asset Retirement Obligations*, below.

Amortization of the Transition Recovery Asset (TRA) increased $7 million in 2003 compared with 2002. Amortization of the TRA is the result of the 1999 Settlement Agreement (TEP Settlement Agreement) with the ACC, which changed the accounting method for TEP's generation operations. This item reflects the recovery, through 2008, of transition recovery assets which were previously regulatory assets of the generation business. The amount of amortization is a function of the TRA balance and total kWh consumption by TEP's distribution customers.

The table below shows estimated TRA amortization and unamortized TRA balances for 2004-2008.

	Future Estimated TRA Amortization	**Unamortized TRA Balance**
	-Millions of Dollars-	
2004	$ 46	$ 229
2005	53	176
2006	62	114
2007	71	43
2008	43	-

Other Income (Deductions)

TEP's income statement includes inter-company Interest Income of $10 million for 2003, and $9 million for 2002. This represents Interest Income on the promissory note TEP received from UniSource Energy in exchange for the transfer to UniSource Energy of its stock in Millennium in 1998. On UniSource Energy's Consolidated Statement of Income, this Interest Income, as well as UniSource Energy's related interest expense, is eliminated as an inter-company transaction. Interest Income remained unchanged between 2003 and 2002.

Interest Expense

Long-Term Debt Interest Expense increased by $11 million, or 17%, in 2003 due to higher Letter of Credit fees under TEP's Credit Agreement entered into in November, 2002. Interest on Capital Leases decreased $4 million in 2003 due to scheduled repayments of lease debt.

Income Tax Expense

Income Tax Expense, before Cumulative Effect of Accounting Change, decreased $15 million in 2003 compared with 2002, due primarily to a $15 million tax benefit resulting from guidance issued by the IRS clarifying rules on limitations of the use of net operating loss carry forwards.

Cumulative Effect of Accounting Change

TEP adopted FAS 143 on January 1, 2003 and recorded a one-time $67 million after-tax gain. Upon adoption of FAS 143, TEP recorded an asset retirement obligation of $38 million at its net present value of $1 million; increased depreciable assets by $0.1 million for asset retirement costs, reversed $113 million of costs previously accrued for final removal recorded in accumulated depreciation, and reversed previously recorded deferred tax assets of $44 million. Adopting FAS 143 results in a reduction to depreciation expense charged throughout the year as well because asset retirement costs are no longer recorded as a component of depreciation expense. For the year 2003, the reduction in depreciation expense is approximately $6 million. See *Critical Accounting Policies, Accounting for Asset Retirement Obligations*, below.

2002 Compared with 2001

Fuel and Purchased Power Expense

Fuel expense at TEP's generating plants decreased by $49 million, or 19%, in 2002 primarily attributable to lower wholesale demand, which resulted in decreased natural gas usage for generation. Contributing to higher fuel expense in 2001 was approximately $9 million in costs associated with two gas swap agreements entered into in May 2001 to hedge the risk of price fluctuation. Fuel expense in 2002 included $2.3 million related to an arbitration ruling that increased the price of coal purchased between 1997 and May 2002 for the Navajo Generating Facility. See *Quantitative and Qualitative Disclosures about Market Risk*, below.

Purchased Power expense decreased by $688 million, or 94%, due principally to decreased volume of wholesale forward contract activity and significantly lower wholesale prices. In 2001, TEP incurred approximately $12 million in additional costs from several forward purchase contracts that were entered into in May 2001 to assure service reliability in the summer months. TEP paid an average price of $186 per MWh for those forward contracts in 2001. TEP entered into similar contracts in 2002 at an average price of $37 per MWh. Forward purchase contract activity decreased corresponding with the reduction in forward sales activity discussed above.

Other Operating Expense

TEP recorded an $11 million (pre-tax) charge in the third quarter of 2002 as a result of terminating the Sundt long-term coal supply agreement. This expense is off-set by the elimination of future take-or-pay payments of up to $3 million annually.

Other Operations and Maintenance expense increased by $5 million, or 3%, in 2002 due primarily to a $2 million increase in pension and post-retirement medical benefit costs and maintenance at the Four Corners and Springerville generating stations.

Depreciation and Amortization expense increased by $7 million, or 6%, in 2002 compared with 2001. Depreciation expense increased due to depreciation of solar generating facilities and a $125 million increase in the depreciable asset base, which represents: (i) new line extensions to support new business, (ii) the addition of a 75 MW gas turbine placed in-service in June 2001, and (iii) routine improvements to TEP's system. These increases were partially offset by reduced depreciation resulting from a change in the second quarter of 2002 to increase the estimated useful lives of gas-fired generating units and internal combustion turbines located in Tucson. See *Note 9 of Notes to Consolidated Financial Statements – Utility Plant and Jointly-Owned Facilities.*

TRA amortization increased by $3 million in 2002 compared with 2001.

Other Income (Deductions)

TEP's income statement for both 2002 and 2001 includes interest income of $9 million on its promissory note from UniSource Energy.

Interest Income was $8 million higher in 2002 due to interest received on TEP's additional $132 million investment in Springerville lease debt in 2002.

Interest Expense

Interest Expense was $5 million, or 3% lower in 2002 than in 2001 due to lower average interest rates on variable rate tax-exempt debt and lower debt balances.

Income Tax Expense

Income taxes decreased $21 million in 2002 compared with 2001 due primarily to lower pre-tax income, a $1 million tax benefit from the reduction of the valuation allowance and the favorable settlement of an IRS audit in the third quarter of 2002, and $4 million in tax credits recognized in 2002.

See *Note 15 of Notes to Consolidated Financial Statements – Commitments and Contingencies.*

FACTORS AFFECTING RESULTS OF OPERATIONS

RATES AND REGULATION

The FERC and the ACC regulate portions of TEP's utility accounting practices and electricity rates. The FERC regulates the terms and prices of TEP's transmission services and sales of electricity at wholesale. In 1996, TEP filed a tariff at FERC governing the rates, terms and conditions of open access transmission services. In 1997, TEP was granted a FERC tariff to sell power at market based rates. The ACC has authority over rates charged to retail customers, the issuance of securities, and transactions with affiliated parties.

STATE

Historically, the ACC determined TEP's rates for retail sales of electric energy on a "cost of service" basis, which was designed to provide, after recovery of allowable operating expenses, an opportunity to earn a reasonable rate of return on TEP's "fair value rate base." Fair value rate base was generally determined by reference to the original cost and the reconstruction cost (net of depreciation) of utility plant in service to the extent deemed used and useful, and to various adjustments for deferred taxes and other items, plus a working capital component. Over time, rate base was increased by additions to utility plant in service and reduced by depreciation and retirements of utility plant.

TEP's Settlement Agreement and Retail Electric Competition Rules

In September 1999, the ACC approved the Retail Electric Competition Rules (Rules) that provided a framework for the introduction of retail electric competition in Arizona. In November 1999, the ACC approved the Settlement Agreement between TEP and certain customer groups related to the implementation of retail electric competition in Arizona.

The Rules and TEP's Settlement Agreement required the unbundling of electric services, with separate rates or prices for generation, transmission, distribution, metering, meter reading, billing and collection, and ancillary services. Generation services at market prices may be provided by Energy Service Providers (ESPs) licensed by the ACC. Transmission and distribution services and must-run generation facilities will remain subject to regulation on a cost of service basis. TEP has met all conditions required by the ACC to facilitate electric retail competition, including ACC approval of TEP's direct access tariffs. However, ESPs and their related service providers must meet certain conditions before they can competitively sell electricity in TEP's service territory. Examples of these conditions include ACC certification of ESPs and completion of direct access service agreements with TEP.

The Settlement Agreement also provided for certain retail rate reductions from 1998 through 2000. In addition, TEP is required to file by June 1, 2004 a general rate case, including an updated cost of service study. Under the terms of the Settlement Agreement, no rate case filed by TEP through 2008, including the rate case to be filed by June 1, 2004, may result in a net rate increase. Any rate decrease resulting from this rate case would be effective no sooner than June 1, 2005.

The ACC order approving the Citizens acquisition also requires that TEP submit as part of its June 2004 general rate case filing, a feasibility study and consolidation plan, or in the alternative, a plan for coordination of operations of UNS Electric's operations in Santa Cruz County with those of TEP.

During 2002, the ACC reexamined circumstances that had changed since it approved the Rules in 1999. The outstanding issues were divided into two groups. Track A related primarily to the divestiture of generation assets while Track B related primarily to the competitive energy bidding process.

Track A

In September 2002, the ACC issued the Track A Order, which eliminated the requirement in the TEP Settlement Agreement that TEP transfer its generation assets to a subsidiary. At the same time, the ACC ordered the parties, including TEP, to develop a competitive bidding process, and reduced the amount of power to be acquired in the competitive bidding process to only that portion not supplied by TEP's existing resources.

Track B

On February 27, 2003, the ACC issued the Track B Order, which defined the competitive bidding process TEP must use to obtain capacity and energy requirements beyond what is supplied by TEP's existing resources. For the period 2003 through 2006, TEP estimated these amounts to be 50,000 MWh of energy in

2003, or approximately 0.5% of its retail load, gradually increasing to 104,000 MWh by 2006. The Track B Order further required TEP to bid out "Economy Energy", or short-term energy purchases, that it estimates it will make in the 2003 to 2006 period (210,000 to 181,000 MWh).

TEP was also required to bid out its Reliability Must Run (RMR) generation requirements, which are currently met by its existing local generation units. TEP's RMR generation requirements are estimated at 471 MW of capacity and 37,000 MWh of energy in 2003 increasing to 687 MW of capacity and 38,000 MWh of energy in 2005. TEP does not anticipate that any near-term RMR requirements will be met through this competitive bidding process because of the locational and operational requirements of TEP's RMR generation as well as TEP's belief that its existing RMR generation solutions are economically sound.

TEP is not required to purchase any power through this process that it deems to be uneconomical, unreasonable or unreliable. The Track B bidding process involved the ACC Staff and an independent monitor. The Track B Order also confirmed that it is not intended to change the current retail rates for generation services.

TEP entered into two agreements to meet its 2003 bid requirements under the Track B Order for the period 2003 through 2006 as listed below:

- PPL Energy Plus, LLC contract for 37 MW from June 2003 through December 2003 and 75 MW from January 2004 through December 2006, under a unit contingent contract.
- Panda Gila River generating station will supply 50 MW on-peak for the June through September time period, from 2003 (which has been supplied) through 2005, under a unit contingent contract between TEP and Panda Gila River, L.P.
- No RMR bids were received.

Recent Arizona Court of Appeals Decision

On January 27, 2004, the Arizona Court of Appeals issued a decision that resolved challenges to the ACC's Retail Electric Competition Rules. The Court determined that certain rules established by the ACC relating to the entry of new competitive electric service providers into the market were invalid. The ultimate impact on TEP's Settlement Agreement is not known. A Motion for Reconsideration was filed by Arizona Electric Power Cooperative (AEPCO) and Duncan Valley Electric Cooperative (Duncan Valley), and a separate Motion to Reconsider was filed by Trico Electric Cooperative (Trico). A Motion for Reconsideration is a prerequisite to filing an appeal. AEPCO generates and transmits electricity for its members in Arizona and California. Duncan Valley and Trico provide electric service to rural areas in Arizona.

See *Note 4 of Notes to Consolidated Financial Statements – TEP Regulatory Matters*, for more information on TEP's Settlement Agreement.

FEDERAL

During 2000 and 2001, the FERC ordered hearings and issued several orders to mitigate volatile energy prices in the western U.S. and to address the energy emergency in California. During 2000, the FERC established certain soft caps on prices for power sold to the CISO. In June 2001, the FERC adopted a price mitigation plan applicable to certain wholesale power sales in the western U.S. This plan, which had a price cap of $91.87 per MWh, was in effect until October 31, 2002. The FERC adopted a price cap for the period thereafter of $250 per MWh.

Market Manipulation Investigations

On June 25, 2003, the FERC alleged that 60 energy companies, including TEP, may have engaged in manipulative practices that disrupted western energy markets in 2001 and 2000. On January 22, 2004, FERC granted a Motion to Dismiss all charges against TEP.

COMPETITION

The electric utility industry has undergone significant regulatory change in the last few years designed to encourage competition in the sale of electricity and related services. However, the recent experience in California with deregulation has caused many states, including Arizona, to re-examine the viability of retail electric deregulation.

As of January 1, 2001, all of TEP's retail customers are eligible to choose an alternate energy supplier. Although there is one Energy Service Provider (ESP) certified to provide service in TEP's retail service area, currently none of TEP's retail customers are receiving service from this ESP. TEP has met all conditions required by the ACC to facilitate electric retail competition, including ACC approval of TEP's direct access tariffs. ESPs must meet certain conditions before electricity can be sold competitively in TEP's service territory. Examples of these conditions include ACC certification of ESPs, and execution of and compliance with direct access service agreements with TEP.

On January 27, 2004, the Arizona Court of Appeals issued a decision that resolved challenges to the ACC's Retail Electric Competition Rules. The Court determined that certain rules established by the ACC relating to the entry of new competitive electric service providers into the market were invalid. The ultimate impact on TEP's Settlement Agreement is not known. A Motion for Reconsideration was filed by Arizona Electric Power Cooperative (AEPCO) and Duncan Valley Electric Cooperative (Duncan Valley), and a separate Motion for Reconsideration was filed by Trico Electric Cooperative (Trico). A Motion for Reconsideration is a prerequisite to filing an appeal. AEPCO generates and transmits electricity for its members in Arizona and California. Duncan Valley and Trico provide electric service to rural areas in Arizona.

TEP competes against gas service suppliers and others that provide energy services. Other forms of energy technologies may provide competition to TEP's services in the future, but to date, are not financially viable alternatives for its retail customers. Self-generation by TEP's large industrial customers could also provide competition for TEP's services in the future, but has not had a significant impact to date.

In the wholesale market, TEP competes with other utilities, power marketers and independent power producers in the sale of electric capacity and energy.

WESTERN ENERGY MARKETS

As a participant in the western U.S. wholesale power markets, TEP is directly and indirectly affected by changes in market conditions and market participants. TEP competes with other utilities, power marketers and independent power producers in the sale of electric capacity and energy at market-based rates in the wholesale market.

As of the end of 2003, electric generating capacity in Arizona has grown to approximately 25,000 MW; an increase of more than 60% since 2000. A majority of the growth over the last three years is the result of 19 new or upgraded gas-fired generating units with a combined capacity of approximately 9,300 MW. In addition, the presence of fewer creditworthy counterparties, as well as legal, political and regulatory uncertainties, has reduced market liquidity and trading volume.

Market Prices

The average market price for around-the-clock energy based on the Dow Jones Palo Verde Index increased in 2003 compared with 2002, as did the average price for natural gas based on the San Juan Index. Average market prices for around-the-clock energy began to rise in February 2003 due to increased demand and higher natural gas prices resulting from low gas storage levels resulting from colder temperatures in other regions of the U.S. and reduced gas production. Reduced hydropower supply in the western U.S. also contributed to the higher market prices. As a result of all these factors, TEP's natural gas and purchased power expenses were higher in 2003 than in 2002. Prices have continued in this range to date; however, we cannot predict whether these higher prices will continue, or whether changes in various factors that influence demand and supply will cause prices to fall during 2004.

Average Market Price for Around-the-Clock Energy	**$/MWh**
Quarter ended December 31, 2003	$38
Quarter ended December 31, 2002	32
12 months ended December 31, 2003	41
12 months ended December 31, 2002	27

Average Market Price for Natural Gas	$/MMBtu
Quarter ended December 31, 2003	$4.05
Quarter ended December 31, 2002	3.31
12 months ended December 31, 2003	4.42
12 months ended December 31, 2002	2.63

TEP typically uses its generation from its facilities fueled by natural gas to meet the summer peak demands of its retail customers and to meet local reliability needs. Due to its increasing seasonal gas usage, TEP hedges a portion of its natural gas purchases with fixed price contracts for a maximum of three years, and purchases its remaining gas needs in the spot and short-term markets through its supplier Southwest Gas Corporation (SWG). TEP entered into a Gas Procurement Agreement with SWG effective June 1, 2001 with a primary term of five years. The contract provided for a minimum volume obligation during the first two years of 10 million MMBtus annually. TEP negotiated new pricing and a lower minimum annual volume obligation of 4 million MMBtus for 2004 and expects to burn more gas than this minimum requirement. TEP will negotiate terms for the remaining two years of the contract in late 2004. TEP made payments under this contract of $34 million in 2003, $33 million in 2002 and $28 million in 2001.

We expect the market price and demand for capacity and energy to continue to be influenced by factors including:

- weather;
- continued population growth in the western U.S.;
- economic conditions in the western U.S.;
- availability of generating capacity throughout the western U.S.;
- the extent of electric utility industry restructuring in Arizona, California and other western states;
- the effect of FERC regulation of wholesale energy markets;
- the availability and price of natural gas;
- availability of hydropower;
- transmission constraints; and
- environmental regulations and the cost of compliance.

Payment Defaults and Allowances for Doubtful Accounts

See *Critical Accounting Policies, TEP- Payment Defaults and Allowances for Doubtful Accounts*, below.

LIQUIDITY AND CAPITAL RESOURCES

TEP CASH FLOWS

TEP's capital requirements consist primarily of capital expenditures and optional and mandatory redemptions of long-term debt and capital lease obligations. As shown in the chart below, during the last three years, TEP had sufficient cash available after capital expenditures, scheduled debt payments and capital lease obligations to provide for other investing and financing activities:

	2003	2002	2001
	-Millions of Dollars -		
Cash from Operations	$ 258	$ 204	$ 261
Capital Expenditures	(122)	(103)	(104)
Debt Maturities	(2)	(2)	(2)
Retirement of Capital Lease Obligations	(43)	(20)	(26)
Net Cash Flows Available after Required Payments	$ 91	$ 79	$ 129

During 2004, TEP expects to generate sufficient internal cash flows to fund its operating activities, construction expenditures, required debt maturities, and to pay dividends to UniSource Energy. However, TEP's cash flows may vary due to changes in wholesale revenues, changes in short-term interest rates, and other factors. TEP currently has $60 million available under its Revolving Credit Facility which it may borrow if cash flows fall short of expectations or if monthly cash requirements temporarily exceed available cash balances.

Operating Activities

In 2003, net cash flows from operating activities at TEP were $258 million, up $54 million from 2002, primarily due to the following factors:

- a $24 million decrease in income taxes paid due primarily to lower taxable income;
- a $20 million receipt of interest related to the inter-company note to UniSource Energy;
- a $16 million increase in income tax refunds of taxes previously paid, which was received in the fourth quarter of 2003; and
- a $27 million cash payment made in 2002 to terminate and amend coal contracts; partially offset by:
  - a $17 million increase in interest paid (including capital lease interest paid), due primarily to higher letter of credit fees under TEP's Credit Agreement; and
  - a deposit of $17 million in 2003 with TEP's second mortgage trustee.

Investing Activities

Net cash used for investing activities was $144 million lower in 2003 compared with 2002, primarily due to the following factors:

- In 2002, TEP paid $138 million to purchase Springerville Lease Debt; in 2003, TEP received principal payments related to its investment in Springerville Lease Debt of $12 million.
- TEP paid $15 million in 2002 to purchase a combustion turbine from UniSource Energy Development.

The decrease in cash used for investing activities was partially offset by a $19 million increase in capital expenditures. Part of this increase resulted from $10 million spent on completing a new one mile 500-kV transmission line and related substations to enhance TEP's distribution system link to the regional high voltage transmission system.

Investments in Springerville Lease Debt and Equity

Date	Principal Amount	Debt Purchased	Average Coupon Rate
January 2002	$ 96 million	Springerville Coal Handling Lease Debt	14.3%
May 2002	3 million	Springerville Unit 1 Lease Debt	10.7%
September 2002	33 million	Springerville Unit 1 Lease Debt	10.6%

In March of 2004, TEP purchased approximately $4 million principal amount of Springerville Unit 1 Lease Debt with an average coupon of 10.7%. As of March 10, 2004, TEP's total investment in Springerville Lease Debt was approximately $175 million, at yields ranging from 8.9% to 12.7%.

In December 2001, TEP purchased a 13% equity ownership interest in the Springerville Coal Handling Facilities Leases for $13 million. In March 2002, TEP terminated the lease related to its equity interest and cancelled the associated debt that TEP held. As a result of the lease termination, TEP recorded a $21 million reduction to the capital lease obligation, a $27 million reduction of its investment in lease debt, and a $6 million increase in the capital lease asset, which represents the residual value of TEP's interest in the leased asset and is carried at cost.

See *Note 10 of Notes to Consolidated Financial Statements – Debt and Capital Lease Obligations.*

Capital Expenditures

TEP's forecasted construction expenditures for the next five years are: $106 million in 2004, $119 million in 2005, $162 million in 2006, $123 million in 2007, and $135 million in 2008. These estimated capital expenditures for 2004-2008 break down in the following categories:

- $351 million for transmission, distribution and other facilities in the Tucson area;
- $146 million for production facilities;
- $28 million for renewable energy projects, including expansion of solar generation portfolio;
- $44 million for new production facility for a 75 MW combustion turbine;
- $10 million for environmental projects; and
- $66 million for a proposed 345-kV transmission line to Nogales, Arizona.

These estimated expenditures include costs for TEP to comply with current federal and state environmental regulations. All of these estimates are subject to continuing review and adjustment. Actual construction expenditures may be different from these estimates due to changes in business conditions, construction schedules, environmental requirements, and changes to TEP's business arising from retail competition. TEP plans to fund these expenditures through internally generated cash flow.

In January 2001, TEP and Citizens (now UES) entered into a project development agreement for the joint construction of a 62-mile transmission line from Tucson to Nogales, Arizona. In January 2002, the ACC approved the location and construction of the proposed 345-kV line. TEP is currently seeking approvals for the project from the Department of Energy (DOE), the U.S. Forest Service, the U.S. Bureau of Land Management, and the International Boundary and Water Commission. The DOE has completed a draft Environmental Impact Statement (EIS) for the project which identified the ACC-approved Western Corridor route as its preferred alternative. We expect to receive a final EIS in 2004. The DOE will use the EIS to help it decide whether to issue a Presidential Permit that would allow TEP to extend the line across the border into Mexico. Other federal agencies will also use the EIS for their own permitting processes. The construction costs to Nogales, Arizona are expected to be approximately $75 million. Through December 31, 2003, approximately $9 million in engineering and environmental expenses have been capitalized related to this project. If the required environmental permits are not obtained and the project does not proceed, these costs would be immediately expensed.

In addition to TEP's forecasted construction expenditures, TEP's other capital requirements include its required debt maturities and capital lease obligations. See *Note 10 of Notes to Consolidated Financial Statements – Debt and Capital Lease Obligations.*

Financing Activities

Net cash used for financing activities was $85 million higher in 2003 compared with 2002, due primarily to the following factors:

- a $45 million increase in dividends paid from TEP to UniSource Energy; and
- a $23 million increase in scheduled payments for capital lease obligations.

Bond Issuance and Redemption

During 2003, TEP purchased and retired $0.4 million of its 8.50% First Mortgage Bonds due in 2009 and made required sinking fund payments of $2 million. During 2002, TEP purchased and retired $0.4 million of its 8.50% First Mortgage Bonds due in 2009 and made required sinking fund payments of $2 million.

TEP Credit Agreement

TEP's $401 million Credit Agreement consists of a $60 million Revolving Credit Facility and two letter of credit (LOC) facilities (Tranche A and Tranche B) totaling $341 million. The Revolving Credit Facility is used to provide liquidity for general corporate purposes. The LOC Facilities support $329 million aggregate principal amount of tax-exempt variable rate debt obligations. The Revolving Credit Facility is a 364-day facility that expires on November 11, 2004. The Tranche A letters of credit, totaling $135 million, expire in January 2006, and the Tranche B letters of credit, totaling $206 million, expire in November 2006.

The facilities are secured by $401 million in aggregate principal amount of Second Mortgage Bonds issued under TEP's General Second Mortgage Indenture. The Credit Agreement contains a number of restrictive covenants, including restrictions on additional indebtedness, liens, sale of assets, mergers and sale-leasebacks. The Credit Agreement also contains several financial covenants including: (a) a minimum Consolidated Tangible Net Worth, (b) a minimum Cash Coverage Ratio, and (c) a maximum Leverage Ratio. Under the terms of the Credit Agreement, TEP may pay dividends so long as it maintains compliance with the Credit Agreement; however, dividends and certain investments in affiliates may not exceed 65% of TEP's net income so long as the Tranche B LOCs are outstanding. The Credit Agreement also provides that under certain circumstances, certain regulatory actions could result in a required reduction of the commitments. As of December 31, 2003, TEP was in compliance with these financial covenants.

If TEP borrows under the Revolving Credit Facility, the borrowing costs would be at a variable interest rate consisting of a spread over LIBOR or an alternate base rate. The spread is based upon a pricing grid tied to TEP's credit ratings. Also, TEP pays a commitment fee on the unused portion of the Revolving Credit Facility, and a fee on the LOC Facilities. The chart below shows the per annum rates and fees in effect on TEP's Credit Facilities as of December 31, 2003, based on its credit ratings, as well as the possible range of rates and fees if TEP's credit ratings were to change.

	Current Rate / Fee	Range of Rates / Fees
Revolving Credit Facility		
• Commitment Fee	0.35%	0.25% to 0.40%
• Borrowing Rate (spread over LIBOR)	4.00%	3.50% to 4.25%
Tranche A LOCs (including LOC Fronting Fee)	4.25%	3.75% to 4.50%
Tranche B LOCs (including LOC Fronting Fee)	5.75%	5.75%

At December 31, 2003, there were no outstanding borrowings under the Revolving Credit Facility. In January 2004, TEP borrowed $20 million under its Revolving Credit Facility and repaid it within 30 days.

Springerville Common Facilities Leases

In 1985, TEP sold and leased back its undivided one-half ownership interest in the common facilities at the Springerville Generating Station. Under the terms of the Springerville Common Facilities Leases, TEP must periodically arrange for refinancing or refunding of the secured notes underlying the leases prior to the named date in order to avoid a special event of loss. TEP was required to arrange for the refinancing of the lease debt prior to the special event of loss date of June 30, 2003 or the leases would have been terminated and TEP would have been required to repurchase the facilities for $125 million.

TEP finalized the arrangements for the refinancing of $70 million of lease debt on June 26, 2003 and the special event of loss date was reset for June 30, 2006. TEP incurred a total of $0.3 million in debt costs related to the refinancing. These costs were deferred and are being amortized over a three year period. Interest on the new debt is payable at LIBOR plus 4.25%. The LIBOR rate is reset every six months and the rate in effect on December 31, 2003 was 0.99%, which resulted in a total interest rate on the lease debt of 5.24% at year end. Prior to the refinancing, the interest rate was LIBOR plus 2.50%.

Tax-Exempt Local Furnishing Bonds

TEP has financed a substantial portion of utility plant assets with industrial development revenue bonds issued by the Industrial Development Authorities of Pima County and Apache County. The interest on these bonds is excluded from gross income of the bondholder for federal tax purposes. This exclusion is allowed because the facilities qualify as "facilities for the local furnishing of electric energy" as defined by the Internal Revenue Code. These bonds are sometimes referred to as "tax-exempt local furnishing bonds." To qualify for this exclusion, the facilities must be part of a system providing electric service to customers within not more than two contiguous counties. TEP provides electric service to retail customers in the City of Tucson and certain other portions of Pima County, Arizona and to Fort Huachuca in contiguous Cochise County, Arizona.

TEP has financed the following facilities, in whole or in part, with the proceeds of tax-exempt local furnishing bonds: Springerville Unit 2, Sundt Unit 4, a dedicated 345-kV transmission line from Springerville Unit 2 to TEP's retail service area (the Express Line), and a portion of TEP's local transmission and distribution system in the Tucson metropolitan area. As of December 31, 2003, TEP had approximately $584 million of tax-exempt local furnishing bonds outstanding. Approximately $331 million in principal amount of such bonds financed Springerville Unit 2 and the Express Line. In addition, approximately $59 million of remaining lease debt related to the Sundt Unit 4 lease obligation was issued as tax-exempt local furnishing bonds.

Various events might cause TEP to have to redeem or defease some or all of these bonds:

- formation of an RTO or ISO;
- asset divestiture;
- changes in tax laws; or
- changes in system operations.

TEP believes that its qualification as a local furnishing system should not be lost so long as (1) the RTO or ISO would not change the operation of the Express Line or the transmission facilities within TEP's local service area, (2) the RTO or ISO allows pricing of transmission service such that the benefits of tax-exempt financing continue to accrue to retail customers, and (3) energy produced by Springerville Unit 2 and by TEP's local generating units continues to be consumed in TEP's local service area. However, there is no assurance that such qualification can be maintained. Any redemption or defeasance of tax-exempt local furnishing bonds would likely require the issuance and sale of higher cost taxable debt securities in the same or a greater principal amount.

Mortgage Indentures

TEP's first mortgage indenture and second mortgage indenture create liens on and security interests in most of TEP's utility plant assets. Springerville Unit 2, which is owned by San Carlos, is not subject to these liens and security interests. TEP's mortgage indentures allow TEP to issue additional mortgage bonds on the basis of: (1) a percentage of net utility property additions and/or (2) the principal amount of retired mortgage bonds. The amount of bonds that TEP may issue is also subject to a net earnings test under each mortgage indenture.

TEP's Credit Agreement contains limits on the amount of First and Second Mortgage Bonds that may be outstanding. The Credit Agreement allows no more than $222 million of First Mortgage Bonds to be outstanding, and no more than a total of $623 million in First and Second Mortgage bonds to be outstanding. At December 31, 2003, TEP had $220 million of First Mortgage Bonds and a total of $621 million in First and Second Mortgage Bonds outstanding. Although the first and second mortgage indentures would allow TEP to issue additional bonds based on property additions and/or retired bond credits, the limits imposed by the Credit Agreement are more restrictive and are currently the governing limitations.

TEP also has the ability to release property from the liens of the mortgage indentures on the basis of net property additions and/or retired bond credits. The Credit Agreement also limits the amount of property that can be released from the second mortgage indenture to $25 million. As a result, TEP deposited $17 million in cash with the second mortgage trustee in the fourth quarter of 2003 in conjunction with the release of $42 million in property from its mortgage indentures related to the Springerville Unit 3 transaction.

CONTRACTUAL OBLIGATIONS

The following charts display TEP's contractual obligations as of December 31, 2003 by maturity and by type of obligation, and provide additional detail on TEP's capital lease obligations.

Payments Due in Years Ending December 31,	IDBs Supported by Expiring LOCs	Long-Term Debt	Capital Lease Obligations	Operating Leases	Purchase Obligations	Pension and Other Postretirement Benefit Obligations	Total Contractual Cash Obligations
2004	$ -	$ 2	$ 120	$ 1	$ 91	$ 5	$ 219
2005	-	2	120	1	90	3	216
2006	329	21	122	1	87	4	564
2007	-	1	127	1	77	4	210
2008	-	29	120	1	77	5	232
Total 2004 – 2008	329	55	609	5	422	21	1,441
Thereafter	-	744	836	1	424	177	2,182
Less: Imputed Interest	-	-	(633)	-	-	-	(633)
Total	$ 329	$ 799	$ 812	$ 6	$ 846	$ 198	$2,990

See *UniSource Energy Consolidated, Liquidity and Capital Resources, Contractual Obligations*, above, for a description of these obligations.

TEP's Capital Lease Obligations
- Millions of Dollars -

Payments Due in Years Ending December 31,	Springerville Unit 1	Springerville Coal Handling	Sundt Unit 4	Springerville Common	Rail Car Lease	Total Capital Lease Obligations
2004	$ 86	$ 16	$ 13	$ 4	$ 1	$ 120
2005	86	17	12	5	-	120
2006	85	22	10	5	-	122
2007	85	24	12	6	-	127
2008	85	18	12	5	-	120
Total 2004 – 2008	427	97	59	25	1	609
Thereafter	521	129	27	159	-	836
Less: Imputed Interest	(464)	(97)	(15)	(57)	-	(633)
Total	$ 484	$ 129	$ 71	$ 127	$ 1	$ 812

We have no other commercial commitments to report.

We have reviewed our contractual obligations and provide the following additional information:

- TEP's Credit Agreement contains pricing tied to a grid based on the ratings of TEP's Credit Facilities. A change in TEP's credit rating can cause an increase or decrease in the amount of interest and fees TEP pays for these facilities.
- TEP's Credit Agreement contains certain financial and other restrictive covenants, including interest coverage, leverage and net worth tests. Failure to comply with these covenants would entitle the lenders to accelerate the maturity of all amounts outstanding. At December 31, 2003, TEP was in compliance with these covenants. See *TEP Credit Agreement*, above.
- TEP conducts its wholesale trading activities under the Western Systems Power Pool Agreement (WSPP) which contains provisions whereby TEP may be required to post margin collateral due to a change in credit rating or changes in contract values. As of December 31, 2003, TEP has not been required to post such collateral.

DIVIDENDS ON COMMON STOCK

TEP declared and paid dividends of $80 million in 2003, $35 million in 2002, and $50 million in 2001. UniSource Energy is the primary holder of TEP's common stock.

TEP can pay dividends if it maintains compliance with the TEP Credit Agreement and certain financial covenants, including a covenant that requires TEP to maintain a minimum level of net worth. As of December 31, 2003, the required minimum net worth was $325 million. TEP's actual net worth at December 31, 2003 was $389 million, and was $359 million as defined for the purposes of the Credit Agreement. As of December 31, 2003, TEP was in compliance with the terms of the Credit Agreement. Under the terms of the Credit Agreement, dividends and certain investments in affiliates may not exceed 65% of TEP's net income, so long as the Tranche B LOCs are outstanding. See *Financing Activities - TEP Credit Agreement*, above.

The ACC Holding Company Order stated that TEP may not pay dividends to UniSource Energy in excess of 75% of its earnings until TEP's common equity equals 37.5% of total capitalization (excluding capital lease obligations). The Citizens Settlement Agreement, as approved by the ACC, modified this dividend limitation so that it will remain in place until TEP's common equity equals 40% of total capitalization (excluding capital lease obligations). As of December 31, 2003, TEP's common equity (as determined by the ACC for the purpose of this limitation) equaled 25% of total capitalization (excluding capital lease obligations).

In connection with the proposed acquisition, Saguaro Utility intends to cause the surviving corporation (i) to repay the $95 million intercompany loan to UniSource Energy from TEP and (ii) to contribute up to $168 million to TEP. TEP will use a significant portion of these proceeds to retire some of its outstanding debt. We expect these transactions to improve TEP's common equity (as determined by the ACC) to 40% of total capitalization (excluding capital lease obligations).

In addition to these limitations, the Federal Power Act states that dividends shall not be paid out of funds properly included in capital accounts. Although the terms of the Federal Power Act are unclear, we believe that there is a reasonable basis to pay dividends from current year earnings. Therefore, TEP declared its 2003 dividends from its current year earnings since TEP had an accumulated deficit, rather than positive retained earnings.

UNISOURCE ENERGY SERVICES

RESULTS OF OPERATIONS

UniSource Energy formed two operating companies, UNS Gas and UNS Electric, to acquire the Arizona electric and gas assets from Citizens, as well as an intermediate holding company, UES, to hold the common stock of UNS Gas and UNS Electric. Results of operations for UNS Electric and UNS Gas cover the period from August 11, 2003, the date the assets were acquired from Citizens, to December 31, 2003.

UES' net income for the period was approximately $3 million. Similar to TEP's operations, we expect UNS Electric's operations to be seasonal in nature, with peak energy demand occurring in the summer months. We also expect operations at UNS Gas to vary with the seasons, with peak energy usage occurring in the winter months.

UNS Electric

The table below shows UNS Electric's kWh sales and revenues for the period August 11, 2003 to December 31, 2003.

	Sales	Operating Revenue
For the Period August 11 - December 31,	2003	2003
Electric Retail Sales:	-Millions of kWh-	-Millions of Dollars-
Residential	302	$30
Commercial	153	16
Industrial	59	4
Other	47	5
Total Electric Retail Sales	561	$55

UNS Gas

The table below shows UNS Gas' therm sales and revenues for the period August 11, 2003 to December 31, 2003.

	Sales	Operating Revenue
For the Period August 11 - December 31,	2003	2003
Retail Therm Sales:	-Millions of Therms-	-Millions of Dollars-
Residential	25	$25
Commercial	12	11
Industrial	1	1
Public Authority	3	2
Total Retail Therm Sales	41	39
Transport	-	1
Negotiated Sales Program (NSP)	13	7
Total	54	$47

Through a Negotiated Sales Program (NSP) approved by the ACC, UNS Gas supplies natural gas to some of its large transportation customers. Approximately one half of the margin earned on these NSP sales is retained by UNS Gas, while the remainder benefits retail customers through a credit to the Purchased Gas Adjustor (PGA) mechanism which reduces the gas commodity price.

FACTORS AFFECTING RESULTS OF OPERATIONS

COMPETITION

As required by the ACC order approving UniSource Energy's acquisition of the Citizens' Arizona gas and electric assets, on November 3, 2003, UNS Electric filed with the ACC a plan to open its service territories to retail competition by December 31, 2003. The plan addresses all aspects of implementation. It includes UNS Electric's unbundled distribution tariffs for both standard offer customers and customers that choose competitive retail access, as well as Direct Access and Settlement Fee schedules. UNS Electric direct access rates for both transmission and ancillary services will be based upon its FERC Open Access Transmission Tariff. The plan is subject to review and approval by the ACC. As a result of the court decisions concerning the ACC's Retail Electric Competition Rules, we are unable to predict when and how the ACC will address this plan. See *Tucson Electric Power Company, Factors Affecting Results of Operations, Competition*, above for information regarding the recent Arizona Court of Appeals decision.

RATES AND REGULATION

ACC Order on Citizens Acquisition

On July 3, 2003, the ACC issued an order approving the acquisition of Citizens Arizona gas and electric assets. Concurrent with the closing of the acquisition, retail rate increases for customers of both UNS Electric and UNS Gas went into effect on August 11, 2003. Key provisions of the order include:

UNS Gas

- 20.9% overall increase in retail rates through a base rate increase.
- Restricts the filing of a general rate case until August 2006 and any resulting rate increase shall not become effective prior to August 1, 2007.
- Limits dividends payable by UNS Gas to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%.

UNS Electric

- 22% overall increase in retail rates through its Purchased Power Fuel Adjustor Clause (PPFAC).
- UNS Electric must file a plan with the ACC to open its service territories to retail competition by no later than December 31, 2003 (which was filed by UNS Electric on November 3, 2003).
- Restricts the filing of a general rate case until August 2006 and any resulting rate increase shall not become effective prior to August 1, 2007.
- Limits dividends payable by UNS Electric to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%.
- Requires UNS Electric to enter into negotiations with Pinnacle West Capital Corporation (PWCC) to seek to reduce the cost of its purchased power contract with PWCC.

Energy Cost Adjustment Mechanisms

UNS Gas

UNS Gas' retail rates include a PGA mechanism intended to address the volatility of natural gas prices and allows UNS Gas to recover its costs through a price adjustor. The PGA charge may be changed monthly based on an ACC approved mechanism that compares the twelve-month rolling average gas cost to the base cost of gas, subject to limitations on how much the price per therm may change in a twelve month period. The difference between the actual cost of UNS Gas' gas supplies and transportation contracts and that currently allowed by the ACC are deferred and recovered or repaid through the PGA mechanism. When under or over recovery trigger points are met, UNS Gas may request a PGA surcharge or surcredit with the goal of collecting or returning the amount deferred from or to customers over a twelve month period.

On September 9, 2003, the ACC approved a new PGA surcharge of $0.1155 per therm that took effect October 1, 2003.

UNS Electric

UNS Electric's retail rates include a PPFAC, which allows for a separate surcharge or surcredit to the base rate for delivered purchased power to collect or return under or over recovery of costs. As part of the July 3, 2003 ACC Order, a new PPFAC surcharge of $0.01825 per kWh was approved to fully recover the cost of the current full-requirements power supply agreement with PWCC. UNS Electric is required to enter into negotiations with PWCC to potentially reduce the cost of this purchased power contract; 90% of any savings from the negotiations is to be passed on to UNS Electric rate payers.

LIQUIDITY AND CAPITAL RESOURCES

UES' capital requirements consist primarily of capital expenditures. In the nearly five months of operation during 2003, capital expenditures were approximately $13 million. During 2004, UES expects to generate sufficient internal cash flows to fund its operating activities and its construction expenditures.

UES' forecasted construction expenditures for the next five years are: $37 million in 2004, $41 million in 2005, $54 million in 2006, $40 million in 2007, and $40 million in 2008.

Senior Unsecured Notes

On August 11, 2003, UNS Gas and UNS Electric issued a total of $160 million of aggregate principal amount of senior unsecured notes in a private placement. Proceeds from the note issuance were paid to Citizens to purchase the Arizona gas and electric system assets. UNS Gas issued $50 million of 6.23% Notes due in 2011 and $50 million of 6.23% Notes due in 2015. UNS Electric issued $60 million of 7.61% Notes due in 2008. The notes are guaranteed by UES.

The note purchase agreements for both UNS Gas and UNS Electric contain certain restrictive covenants, including restrictions on transactions with affiliates, mergers, liens to secure indebtedness, restricted payments, incurrence of indebtedness, and minimum net worth. Consolidated Net Worth, as defined by the note purchase agreements for both UNS Gas and UNS Electric, is approximately equal to the balance sheet line item, Common Stock Equity. The table below outlines the actual and required minimum net worth levels of UES, UNS Gas, and UNS Electric, at December 31, 2003.

Company	Required Net Worth	Actual Net Worth
	-Millions of Dollars-	
UES	$50	$90
UNS Gas	43	53
UNS Electric	26	37

The incurrence of indebtedness covenant requires each of UNS Gas and UNS Electric to meet certain tests before additional indebtedness may be incurred. These tests include:

- A ratio of Consolidated Long-Term Debt to Consolidated Total Capitalization of no greater than 0.67 to 1.00 prior to September 30, 2004, and no greater than 0.65 to 1.00 after September 30, 2004.
- An Interest Coverage Ratio (a measure of cash flow to cover interest expense) of at least 2.50 to 1.00.

However, UNS Gas and UNS Electric may, without meeting these tests, refinance indebtedness and incur short-term debt in an amount not to exceed $7 million in the case of UNS Gas, and $5 million in the case of UNS Electric. Neither UNS Gas, nor UNS Electric, may declare or make distributions or dividends (restricted payments) on their common stock unless (a) immediately after giving effect to such action no default or event of default would exist under such company's note purchase agreement and (b) immediately after giving effect to such action, such company would be permitted to incur an additional dollar of indebtedness under the debt incurrence test for such company.

CONTRACTUAL OBLIGATIONS

The following section includes UES' significant contractual obligations or other commercial commitments:

UNS Gas Supply Contracts

UNS Gas has a natural gas supply and management agreement with BP Energy Company (BP). Under the contract, BP manages UNS Gas' existing supply and transportation contracts and its incremental requirements. The initial term of the agreement extends through August 31, 2005. The term of the agreement is automatically extended one year on an annual basis unless either party provides 180 days notice of its intent to terminate. Prices for incremental gas supplied by BP will vary based upon the period during which the gas is delivered. UNS Gas hedges its gas supply prices by entering into fixed price forward contracts at various times during the year to provide more stable prices to its customers. These purchases are made up to three years in advance with the goal of hedging at least 45% and not more than 80% of the expected monthly gas consumption with fixed prices prior to entering into the month. Currently, UNS Gas has approximately 15% of its expected monthly consumption hedged for November through December 2004 and 10% for January through March 2005.

UNS Gas has firm transportation agreements with El Paso Natural Gas (EPNG) and Transwestern Pipeline Company (Transwestern) with combined capacity sufficient to meet its load requirements. EPNG provides gas transmission service under a full requirements contract under which UNS Gas pays a fixed reservation charge. This contract expires on September 1, 2011. In July 2003, FERC required the conversion of UNS Gas' full requirements status under the EPNG agreement to contract demand starting on September 1, 2003. Upon conversion to contract demand status, UNS Gas now has specific volume limits in each month and specific receipt point rights from the available supply basins (San Juan and Permian). These changes will reduce the amount of less expensive San Juan gas available to UNS Gas. The impact, however, is not expected to be material. The annual cost of the EPNG capacity after conversion to contract demand will not change. The Transwestern contract expires on March 1, 2007. The aggregate annual minimum transportation charges are expected to be approximately $3.5 million and $3.0 million for the EPNG and Transwestern contracts, respectively.

UNS Electric Power Supply and Transmission Contracts

UNS Electric has a full requirements power supply agreement with PWCC. The agreement expires May 31, 2008. The agreement obligates PWCC to supply all of UNS Electric's power requirements at a fixed price per MWh. Payments under the contract are usage based, with no fixed customer or demand charges.

UNS Electric imports the power it purchases over the Western Area Power Administration's (WAPA) transmission lines. UNS Electric's transmission capacity agreements with WAPA provide for annual rate adjustments and expire in February 2008 and June 2011. The contract that expires in 2008 also contains a capacity adjustment clause. Under the terms of the agreements, UNS Electric's aggregate minimum fixed transmission charges are expected to be approximately $6 million in 2004 and $1 million in 2005 through 2011.

DIVIDENDS ON COMMON STOCK

The Citizens Settlement Agreement, as approved by the ACC, limits dividends payable by UNS Gas and UNS Electric to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. At December 31, 2003, the ratio of common equity to total capitalization for UNS Gas was 35% and for UNS Electric was 38%.

The note purchase agreements for both UNS Gas and UNS Electric contain restrictive covenants including restrictions on dividends. According to the note purchase agreements, neither UNS Gas, nor UNS Electric, may declare or make distributions or dividends (restricted payments) on their common stock unless, (a) immediately after giving effect to such action no default or event of default would exist under such company's note purchase agreement and (b) immediately after giving effect to such action, such company would be permitted to incur an additional dollar of indebtedness under the debt incurrence test for such company.

RESULTS OF OPERATIONS

Millennium accounts for its investments under the consolidation method and the equity method. In some cases, Millennium is an investment's sole provider of funding. When this is the case, Millennium recognizes 100% of an investment's losses, because as sole provider of funds it bears all of the financial risk. To the extent that an investment becomes profitable and Millennium has recognized losses in excess of its percentage ownership, Millennium will recognize 100% of an investment's net income until Millennium's recognized losses equal its ownership percentage of losses.

The table below provides a breakdown of the net income and losses recorded by Millennium for the last three years. These results exclude sales and related costs to TEP.

	2003	2002	2001
		-Millions of Dollars -	
Technology Investments			
Global Solar and IPS			
Research & Development Contract Revenues from Third Parties	$1	$ 1	$ 2
Research & Development Contract Expenses & Losses	(5)	(2)	(5)
Research & Development – Internal Development Expenses	(2)	(7)	(4)
Depreciation & Amortization Expense	(3)	(3)	(2)
Administrative & Other Costs	(8)	(11)	(9)
Income Tax Benefits	7	9	7
Total Global Solar and IPS Net Loss	(10)	(13)	(11)
MicroSat and ITN Energy Systems Inc. Net Loss	(1)	(1)	(3)
Total Technology Investments Net Loss	(11)	(14)	(14)
Nations Energy and Other Millennium Investments Net (Loss) Income	(5)	(2)	5
Total Millennium Loss, after-tax	$ (16)	$ (16)	$ (9)

Technology Investments

Millennium accounts for Global Solar under the consolidation method and recognizes 100% of Global Solar's losses. In 2003 Millennium funded debt and equity contributions of $10 million to Global Solar. Global Solar recognizes expense when funding is used for research, development and administrative costs. Millennium has no remaining funding commitments to Global Solar.

Millennium also accounts for IPS under the consolidation method. In 2003, Millennium provided IPS funding of $3 million. Dow Corning Enterprises, Inc. (DCEI) continued to support IPS through 2003 with preferred equity and debt contributions totaling $2 million. IPS recognizes expense when funding is used for research, development and administrative costs. At December 31, 2003, Millennium had less than $1 million of unfunded commitments to IPS. In early 2004 these funds were drawn by IPS.

Millennium's after-tax losses relating to MicroSat and ITN Energy Systems Inc. (ITN) related to the development of small-scale satellites and other research and development activities. Millennium accounts for MicroSat under the equity method. In 2003, Millennium made no contributions to MicroSat. As sole funder, Millennium recognizes 100% of MicroSat's net losses. Millennium has no further funding commitments to MicroSat. ITN results are included at 100% of ITN's losses only through June 2003, when Millennium exchanged its ITN shares for shares of Global Solar.

As technology developers, these entities face many challenges, such as developing technologies that can be manufactured on an economic scale, technological obsolescence, competitors and possible reductions in government spending to advance technological research and development activities.

Nations Energy and Other Millennium Investments

Results from Nations Energy and Other Millennium Investments in 2003 include an after-tax loss of less than $2 million from each of Powertrusion and TruePricing, Inc. (TruePricing) and less than $1 million each from Nations Energy, SES and MEG.

Results from Nations Energy and Other Millennium Investments in 2002 include an after-tax loss of $2 million from Powertrusion. Powertrusion produces and sells lightweight utility pole products. Nations Energy had income of less than $1 million. MEG, SES and TruePricing, each recorded after-tax losses of less than $1 million. These losses were offset by earned interest and a tax benefit from final resolution of IRS audits.

In 2001, Nations Energy sold its investment in a power project in Curacao, resulting in an after-tax gain of $6 million. Nations Energy received a promissory note as part of the sale. See *Quantitative and Qualitative Disclosures about Market Risk, Credit Risk,* below.

Millennium consolidates the results of SES, MEG, Powertrusion and Nations Energy. Millennium uses the equity method to reflect its investment in Haddington, Valley Ventures, and Sabinas. Sabinas, however, accounts for its investment in Mimosa under the cost method.

Millennium Commitments

Millennium is currently finalizing possible future commitments to each of its investments to help insure that these investments conform to Millennium's business plans. Millennium's funding levels and share ownership are subject to change in the future. Millennium's outstanding equity commitments are currently limited to $6 million to Haddington and $5 million to Valley Ventures. Millennium's only outstanding debt commitment at December 31, 2003, to IPS, was funded in early 2004.

Global Solar and MicroSat have commitments to incur future expenses relating to government contracts. The following is a table of remaining government contract commitments at:

	December 31,		
	2003	2002	2001
	-Millions of Dollars-		
Global Solar	**$ 1**	$ 3	$ -
MicroSat	**-**	6	8
Total	**$ 1**	$ 9	$ 8

UNISOURCE ENERGY DEVELOPMENT COMPANY

RESULTS OF OPERATIONS

UED recorded net income of $7 million in 2003 compared with $1 million in 2002. UED's income in 2003 primarily represents an $11 million pre-tax development fee received at the financial closing of the Springerville Unit 3 Project. See *Springerville Generating Station Expansion*, below.

UED's net income in 2002 represented rental income (less expenses) under an operating lease of the 20 MW North Loop turbine to TEP. The rental income was eliminated from UniSource Energy's consolidated after-tax earnings as an inter-company transaction. TEP purchased the turbine from UED in September 2002.

SPRINGERVILLE GENERATING STATION EXPANSION

On October 21, 2003, Tri-State completed financing of Unit 3 and immediately began construction. UED received reimbursement of its development costs totaling $29 million, and an $11 million development fee. On October 24, 2003, UniSource Energy used the proceeds to repay a $35 million short-term bridge loan.

UED will continue to manage the development of Unit 3. Upon the completion of construction in December 2006, TEP expects to receive annual pre-tax benefits of approximately $15 million in the form of cost savings, rental payments, transmission revenues, and other fees. TEP will also benefit from upgraded emissions controls for Units 1 and 2, totaling approximately $90 million, which will be paid for by the Unit 3 project.

MARKET RISKS

We are exposed to various forms of market risk. Changes in interest rates, returns on marketable securities, and changes in commodity prices may affect our future financial results.

For additional information concerning risk factors, including market risks, see *Safe Harbor for Forward-Looking Statements,* below.

Interest Rate Risk

TEP is exposed to risk resulting from changes in interest rates on certain of its variable rate debt obligations. At December 31, 2003 and 2002, TEP's debt included $329 million of tax-exempt variable rate debt. The average interest rate on TEP's variable rate debt (excluding letter of credit fees) was 1.07% in 2003 and 1.41% in 2002. TEP also has approximately $70 million in outstanding principal amount of variable rate lease debt related to its Springerville Common Facilities Leases. Interest on this lease debt is payable at LIBOR plus 4.25%. The average interest rate on this lease debt was 4.58% in 2003 and 5.14% in 2002. A one percent increase (decrease) in average interest rates would result in a decrease (increase) in TEP's pre-tax net income of approximately $4 million.

Marketable Securities Risk

TEP is exposed to fluctuations in the return on its marketable securities, comprised of investments in debt securities. At December 31, 2003 and 2002, TEP had marketable debt securities with an estimated fair value of $198 million and $196 million. At December 31, 2003 and 2002, the fair value exceeded the carrying value by $19 million and $4 million, respectively. These debt securities represent TEP's investments in lease debt underlying certain of TEP's capital lease obligations. Changes in the fair value of such debt securities do not present a material risk to TEP, as TEP intends to hold these investments to maturity.

Risk Management Committee

We have a Risk Management Committee responsible for the oversight of commodity price risk and credit risk related to the wholesale energy marketing activities of TEP, the emissions and coal trading activities of MEG, and the fuel and power procurement activities at TEP and UES. Our Risk Management Committee consists of officers from the finance, accounting, legal, wholesale marketing, and the generation operations departments of UniSource Energy. To limit TEP's, UES' and MEG's exposure to commodity price risk, the Risk Management Committee sets trading and hedging policies and limits, which are reviewed frequently to respond to constantly changing market conditions. To limit TEP's, UES' and MEG's exposure to credit risk, the Risk Management Committee reviews counterparty credit exposure, as well as credit policies and limits on a quarterly basis and as needed.

Commodity Price Risk

We are exposed to commodity price risk primarily relating to changes in the market price of electricity, natural gas, coal and Emission Allowances.

TEP

To manage its exposure to energy price risk, TEP enters into forward contracts to buy or sell energy at a specified price and future delivery period. Generally, TEP commits to future sales based on expected excess generating capability, forward prices and generation costs, using a diversified market approach to provide a balance between long-term, mid-term and spot energy sales. TEP generally enters into forward purchases during its summer peaking period to ensure it can meet its load and reserve requirements and account for other contract and resource contingencies. TEP also enters into limited forward purchases and sales to optimize its resource portfolio and take advantage of locational differences in price. These positions are managed on both a volumetric and dollar basis and are closely monitored using risk management policies and procedures overseen by the Risk Management Committee. For example, the risk management policies provide that TEP should not take a short position in the third quarter and must have owned generation backing up all forward sales positions at the time the sale is made. TEP's risk management policies also restrict entering into forward positions with maturities extending beyond the end of the next calendar year.

The majority of TEP's forward contracts are considered to be "normal purchases and sales" of electric energy and are not considered to be derivatives under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (FAS 133). TEP records revenues on its "normal sales" and expenses on its "normal purchases" in the period in which the energy is delivered. From time to time, however, TEP enters into forward contracts that meet the definition of a derivative under FAS 133. When TEP has derivative forward contracts, it marks them to market on a daily basis using actively quoted prices obtained from brokers for power traded over-the-counter at Palo Verde and at other southwestern U.S. trading hubs. TEP believes that these broker quotations used to calculate the mark-to-market values represent accurate measures of the fair values of TEP's positions, because of the short-term nature of TEP's positions, as limited by risk management policies, and the liquidity in the short-term market. As of December 31, 2003, all of TEP's derivative forward contracts were for settlement within twelve months. To adjust the value of its derivative forward contracts to fair value on its income statement, TEP recorded an unrealized loss of $0.4 million and an unrealized gain of $0.5 million, respectively, on its income statements for the twelve months ended December 31, 2003 and December 31, 2002. This demonstrates the limited derivative forward contract activity conducted by TEP and the limited impact on TEP's operating results and financial condition.

TEP is also subject to commodity price risk from changes in the price of natural gas. TEP typically uses generation from its facilities fueled by natural gas to meet the summer peak demands of its retail customers and to meet local reliability needs. Due to its increasing seasonal gas usage, TEP hedges a portion of its natural gas purchases with fixed price contracts for a maximum of three years, and purchases its remaining gas needs in the spot and short-term markets through its supplier Southwest Gas Corporation (SWG).

In 2003, the average price of natural gas was $4.42 per MMBtu, or 68% higher than 2002, due to low gas storage levels and reductions in gas production. The increase in the regional supply of gas-generated energy and the completion of a 500-kV transmission connection, however, allowed TEP to decrease use of its less efficient gas generation units in favor of more economical purchases of energy in the wholesale market. TEP's generation output fueled by natural gas was approximately 433,000 MWh, or 4% of total generation in 2003, compared with approximately 720,000 MWh, or 6% of total generation in 2002.

TEP entered into two purchased power agreements in 2003 for the period 2003 through 2006. During 2003, TEP purchased approximately 125,000 MWh under these contracts; energy purchased under these agreements is adjusted for changes in the price of natural gas.

UES

UES is also subject to commodity price risk, primarily from the changes in the price of natural gas purchased for its UNS Gas customers. This risk is mitigated through the PGA mechanism in UNS Gas' retail rates which provides an adjustment to recover the actual costs of gas and transportation. UNS Gas further reduces this risk by purchasing forward fixed price contracts for a portion of its projected gas needs under its Price Stabilization Plan. UNS Gas purchases between 45% and 80% of its estimated gas needs in this manner.

UNS Electric is not exposed to commodity price risk for its purchase of electricity as it has a fixed price full-requirements supply agreement with PWCC through May 2008.

MEG

During the fourth quarter of 2001, MEG began managing and trading Emission Allowances, coal and related instruments. We manage the market risk of this line of business by setting notional limits by product, as well as limits to the potential change in fair market value under a 33% change in price or volatility. We closely monitor MEG's trading activities, which include swap agreements, options and forward contracts, using risk management policies and procedures overseen by the Risk Management Committee. MEG marks its trading positions to market on a daily basis using actively quoted prices obtained from brokers and options pricing models for positions that extend through 2005. As of December 31, 2003 and December 31, 2002, the fair value of MEG's trading assets combined with Emission Allowances it holds in escrow was $21.5 million and $15.1 million, respectively. The fair value of MEG's trading liabilities was $18.8 million at December 31, 2003 and $10.3 million at December 31, 2002. During 2003, MEG reflected a $1 million unrealized gain and a $0.4 million realized loss on its income statement, compared with an unrealized gain of $0.2 million and a realized loss of $0.1 million in 2002.

Source of Fair Value At December 31, 2003	Unrealized Gain (Loss) of MEG's Trading Activities - Millions of Dollars - Maturity 0 – 6 mos.	Maturity 6 – 12 mos.	Maturity over 1 yr.	Total Unrealized Gain (Loss)
Prices actively quoted	$(0.8)	$(0.9)	-	$(1.7)
Prices based on models and other valuation methods	1.1	1.5	0.3	2.9
Total	$ 0.3	$ 0.6	$0.3	$ 1.2

Credit Risk

UniSource Energy is exposed to credit risk in its energy-related marketing and trading activities related to potential nonperformance by counterparties. We manage the risk of counterparty default by performing financial credit reviews, setting limits monitoring exposures, requiring collateral when needed, and using a standard agreement which allows for the netting of current period exposures to and from a single counterparty. Despite such mitigation efforts, there is a potential for defaults by counterparties. In the fourth quarter of 2000 and the first quarter of 2001, TEP was affected by payment defaults by SCE and PG&E for amounts owed to the CPX and CISO. In the fourth quarter of 2001, Enron defaulted on amounts owed to TEP for energy sales.

We calculate counterparty credit exposure by adding any outstanding receivable (net of amounts payable if a netting agreement exists) to the mark-to-market value of any forward contracts. As of December 31, 2003, TEP's total credit exposure related to its wholesale marketing activities (excluding defaulted amounts owed by the CPX, the CISO and Enron), was approximately $7 million and MEG's total credit exposure related to its trading activities was $8 million. TEP and MEG's credit exposure is diversified across approximately 27 counterparties. Approximately $5 million of exposure is to non-investment grade companies.

UniSource Energy is also exposed to credit risk related to the sale of assets owned by Nations Energy Corporation (Nations Energy). In September 2001, Nations Energy sold its 26% equity interest in a power project located in Curacao, Netherlands Antilles to Mirant Curacao Investments, Ltd. (Mirant Curacao) a subsidiary of Mirant Corporation (Mirant). Nations Energy received $5 million in cash and an $11 million note receivable from Mirant Curacao. The note was recorded at its net present value of $8 million using an 8% discount rate, the discount being recognized as interest income over the five-year life of the note. As of December 31, 2003, Nations Energy's receivable from Mirant Curacao is approximately $10 million. The note is primarily included in Investments and Other Property – Other on UniSource Energy's balance sheet. Payments on the note receivable are expected as follows: $2 million in July 2004, $4 million in July 2005, and $5 million in July 2006. The note is guaranteed by Mirant Americas, Inc., a subsidiary of Mirant. On July 14, 2003, Mirant, Mirant Americas, Inc. and various other Mirant companies filed for Chapter 11 bankruptcy protection. Mirant Curacao was not included in the Chapter 11 filings. Based on a review of the projected cash flows for the power project, it appears Mirant Curacao will have sufficient future cash flows to pay the note receivable and any applicable interest. However, we cannot predict the ultimate outcome that Mirant's bankruptcy will have on the collectibility of the note from Mirant Curacao. Nations Energy will continue to evaluate the collectibility of the receivable, but currently expects to collect the note in its entirety and has not recorded any reserve for this note.

ENVIRONMENTAL MATTERS

TEP is subject to environmental regulation of air and water quality, resource extraction, waste disposal and land use by federal, state and local authorities. TEP believes that all existing generating facilities are in compliance with all existing regulations and will be in compliance with expected environmental regulations, except as described below.

The 1990 Federal Clean Air Act Amendments (CAAA) require reductions of sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions in two phases. TEP is subject only to Phase II of the SO_2 and NO_x emission reductions, which became effective January 1, 2000. All of TEP's generating facilities (except 142 MW of its internal combustion turbines) are affected.

In 1993, TEP's generating units affected by Phase II were allocated SO_2 Emission Allowances based on past operational history. Each allowance gives the owner the right to emit one ton of SO_2. Beginning in 2000, generating units subject to Phase II must hold Emission Allowances equal to the level of emissions in the compliance year or pay penalties and offset excess emissions in future years. TEP had sufficient Emission Allowances to comply with the Phase II SO_2 regulations for compliance year 2003. We expect to continue to have adequate Emission Allowances until Springerville Unit 3 goes into service. At that point, due to reduced usage of Emission Allowances at Springerville Unit 1 and Unit 2, TEP expects to have excess Emission Allowances. Potential changes to the regulation of SO_2 emissions may impact these expectations in future years.

Title V of the CAAA requires that all of TEP's generating facilities obtain more complex air quality permits. All TEP facilities (including those jointly owned and operated by others) have obtained these permits. In 1999, TEP received Title V permits for the Springerville and Sundt generating stations. These permits are valid for five years, and, as a result, TEP has submitted a permit renewal application. TEP must pay an annual emission-based fee for each generating facility subject to a Title V permit. These emission-based fees are included in the CAAA compliance expenses discussed below. The CAAA also requires multi-year studies of visibility impairment in specified areas and studies of hazardous air pollutants. The results of these studies will impact the development of future regulation of electric utility generating units. Since these activities involve the gathering of information not currently available, TEP cannot predict the outcome of these studies.

Arizona and New Mexico have adopted regulations restricting the emissions from existing and future coal, oil and gas-fired plants. These regulations are in some instances more stringent than those adopted by the Environmental Protection Agency (EPA). The principal generating units of TEP are located relatively close to national parks, monuments, wilderness areas and Indian reservations. Since these areas have relatively high air quality, TEP could be subject to control standards that relate to the "prevention of significant deterioration" of visibility and tall stack limitation rules. In addition, the ACC mandated under the Environmental Portfolio Standard (EPS) that TEP derive a percentage of its total retail energy sold from new solar resources or environmentally-friendly renewable electricity technologies. The percentage changes each year, increasing to a maximum of 1.1 percent in 2007. In 2003, the percentage was 0.6 percent of which at least 50 percent must be derived from solar electric generation.

The EPA has issued a determination that coal and oil-fired electric utility steam generating units must control their mercury emissions. Final regulations are expected to be issued in December 2004.

TEP capitalized $11 million in 2003 and $8 million in 2002 and 2001 in construction costs to comply with environmental requirements and expects to capitalize $6 million in 2004 and 2005. In addition, TEP recorded expenses of $8 million in 2003 and $6 million in 2002 and 2001 related to environmental compliance, including the cost of lime used to scrub the stacks. TEP expects environmental expenses to be $7 million in 2004 and 2005. TEP may incur additional costs to comply with recent and future changes in federal and state environmental laws, regulations and permit requirements at existing electric generating facilities. Compliance with these changes may result in a reduction in operating efficiency.

In order to meet Title V permit requirements in connection with the construction of Springerville Unit 3, the Unit 3 project will pay for approximately $90 million of capital expenditures related to pollution control equipment upgrades on Springerville Unit 1 and Unit 2.

See *Note 15. Commitments and Contingencies, TEP Contingencies, Springerville Generating Station Complaint.*

LEGAL PROCEEDINGS

See *Tucson Electric Power Company, Factors Affecting Operations*, for litigation related to ACC orders and retail competition.

We discuss other legal proceedings in *Note 15 of Notes to Consolidated Financial Statements.*

California Attorney General's Unfair Competition Lawsuits

Beginning in April 2002, the California Attorney General filed eleven virtually identical actions against TEP and other wholesale electricity suppliers or marketers in San Francisco Superior Court. The complaints seek to impose civil penalties on defendants under California's unfair competition law based upon allegations that defendants violated the Federal Power Act by failing to properly file their rates with FERC and by charging "unjust and unreasonable" rates.

Defendants removed the cases to the United States District Court for the Northern District of California, which dismissed the California Attorney General's complaints finding them barred by federal preemption and the filed rate doctrine. The California Attorney General appealed the District Court's dismissal of the complaints. A decision from the Ninth Circuit is expected in the second or third quarter of 2004.

TEP believes these claims are without merit and intends to vigorously contest them.

Cross-Complaints in Wholesale Electricity Antitrust Cases I and II

In late 2000, various California municipalities and citizens filed suits against Duke Energy Trading and Marketing, L.L.C., Reliant Energy Services, Inc. and other large suppliers of wholesale electricity alleging that Duke, Reliant, and the other large suppliers violated antitrust laws by colluding to effect the price of electricity in the California wholesale electricity market. These actions were subsequently consolidated in San Diego Superior Court in March 2002 as Wholesale Electricity Antitrust Cases I and II.

Duke and Reliant responded by filing cross-complaints against TEP and numerous other wholesale electricity market participants in April 2002. The cross complaints allege that cross-defendants sold power in significant amounts at prices the antitrust plaintiffs allege were excessive, and as participants in power sales, cross-defendants are equally liable for plaintiffs alleged damages. The entire action was removed to the United States District Court for the Southern District of California in May 2002. The antitrust plaintiffs responded to the removal by filing a motion for remand, and on December 13, 2002, the District Court remanded the case back to state court.

Duke and Reliant promptly appealed the District Court's remand order and requested that the order be stayed pending resolution of their appeal. A ruling on the remand order from the Ninth Circuit is expected in the second or third quarter of 2004.

TEP believes these claims are without merit and intends to vigorously contest them.

CRITICAL ACCOUNTING POLICIES

In preparing financial statements under Generally Accepted Accounting Principles (GAAP), management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. UniSource Energy and TEP consider Critical Accounting Policies to be those that could result in materially different financial statement results if our assumptions regarding application of accounting principles were different. UniSource Energy and TEP describe their Critical Accounting Policies below. Other significant accounting policies and recently issued accounting standards are discussed in *Note 1 of Notes to Consolidated Financial Statements – Nature of Operations* and *Summary of Significant Accounting Policies*.

ACCOUNTING FOR RATE REGULATION

TEP and UES generally use the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (FAS 71), issued by the Financial Accounting Standards Board (FASB), require special accounting treatment for regulated companies to show the effect of regulation. For example, in setting TEP's and UES' retail rates, the ACC may not allow TEP or UES to currently charge its customers to recover certain expenses, but instead requires that these expenses be charged to customers in the future. In this situation, FAS 71 requires that TEP and UES defer these items and show them as regulatory assets on the balance sheet until TEP and UES are allowed to charge their customers. TEP and UES then amortize these items as expense to the income statement as those charges are recovered from customers. Similarly, certain revenue items may be deferred as regulatory liabilities, which are also eventually amortized to the income statement as rates to customers are reduced.

The conditions a regulated company must satisfy to apply the accounting policies and practices of FAS 71 include:

- an independent regulator sets rates;
- the regulator sets the rates to recover specific costs of delivering service; and
- the service territory lacks competitive pressures to reduce rates below the rates set by the regulator.

TEP

In November 1999, upon approval by the ACC of the TEP Settlement Agreement relating to recovery of TEP's transition costs and standard retail rates, TEP discontinued application of FAS 71 to its generation operations. TEP's transmission and distribution regulatory assets, net of regulatory liabilities, total $287 million at December 31, 2003, $21 million of which is not presently included in the rate base and consequently is not earning a return on investment.

TEP continues to apply FAS 71 to its regulated business, distribution and transmission, and continues to assess whether it can apply FAS 71 to these operations. If TEP stopped applying FAS 71 to its remaining regulated operations, it would write off the related balances of its regulatory assets as an expense and would write off its regulatory liabilities as income on its income statement. Based on regulatory asset and liability balances at December 31, 2003, if TEP had stopped applying FAS 71 to its remaining regulated operations, it would have recorded an extraordinary loss, after-tax, of approximately $173 million. While regulatory orders and market conditions may affect TEP's cash flows, its cash flows would not be affected if it stopped applying FAS 71 unless a regulatory order limited its ability to recover the cost of that regulatory asset.

UES

UES' regulatory assets, net of regulatory liabilities, total $1 million at December 31, 2003. If UES stopped applying FAS 71 to its regulated operations, it would write off the related balances of its regulatory assets as an expense and would write off its regulatory liabilities as income on its income statement. Based on the balances of regulatory assets and liabilities at December 31, 2003, if UES had stopped applying FAS 71 to its regulated operations, it would have recorded an extraordinary loss, after-tax, of approximately $1 million. UES' cash flows would not be affected if it stopped applying FAS 71 unless a regulatory order limited its ability to recover the cost of that regulatory asset.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

FAS 143, issued by the FASB in June 2001, requires entities to record the fair value of a liability for a legal obligation to retire an asset in the period in which the liability is incurred. A legal obligation is a liability that a party is required to settle as a result of an existing or enacted law, statute, ordinance or contract. When the liability is initially recorded, the entity should capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is adjusted to its present value by recognizing accretion expense as an operating expense in the income statement each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss if the actual costs differ from the recorded amount.

TEP

Prior to adopting FAS 143, costs for final removal of all owned generation facilities were accrued as an additional component of depreciation expense. Under FAS 143, only the costs to remove an asset with legally binding retirement obligations will be accrued over time through accretion of the asset retirement obligation and depreciation of the capitalized asset retirement cost.

TEP has identified legal obligations to retire generation plant assets specified in land leases for its jointly-owned Navajo and Four Corners Generating Stations. The land on which these stations reside is leased from the Navajo Nation. The provisions of the leases require the lessees to remove the facilities upon request of the Navajo Nation at the expiration of the leases. TEP also has certain environmental obligations at the San Juan Generating Station. TEP has estimated that its share of the cost to remove the Navajo and Four Corners facilities and settle the San Juan environmental obligations will be approximately $38 million at the date of retirement. No other legal obligations to retire generation plant assets were identified. As of December 31, 2002, TEP had accrued $113 million for the final decommissioning of its generating facilities. This amount has been reclassified from accumulated depreciation to an accrued asset retirement obligation. As discussed below, this amount was reversed for 2002 and included as part of the cumulative effect of accounting change adjustment when FAS 143 was adopted on January 1, 2003.

TEP has various transmission and distribution lines that operate under land leases and rights of way that contain end dates and restorative clauses. TEP operates its transmission and distribution lines as if they will be operated in perpetuity and would continue to be used or sold without land remediation. As a result, TEP is not recognizing the costs of final removal of the transmission and distribution lines in the financial statements. As of December 31, 2003, TEP had accrued $60 million for the net cost of removal for the interim retirements from its transmission, distribution and general plant. As of December 31, 2002, TEP had accrued $55 million for these removal costs. The amount has been reclassified from accumulated depreciation to a regulatory liability.

Upon adoption of FAS 143 on January 1, 2003, TEP recorded an asset retirement obligation of $38 million at its net present value of $1 million, increased depreciable assets by $0.1 million for asset retirement costs, reversed $113 million of costs previously accrued for final removal from accumulated depreciation, reversed previously recorded deferred tax assets by $44 million and recognized the cumulative effect of accounting change as a gain of $112 million ($67 million net of tax). Adopting FAS 143 has resulted in a reduction to current depreciation expense charged throughout the year as well because asset retirement costs are no longer recorded as a component of depreciation expense. For the year ended December 31, 2003 and future years, the annual reduction in depreciation expense is approximately $6 million.

Amounts recorded under FAS 143 are subject to various assumptions and determinations, such as determining whether a legal obligation exists to remove assets, estimating the fair value of the costs of removal, estimating when final removal will occur, and the credit-adjusted risk-free interest rates to be used to discount future liabilities. Changes that may arise over time with regard to these assumptions and determinations will change amounts recorded in the future as expense for asset retirement obligations.

If TEP retires any asset at the end of its useful life, without a legal obligation to do so, it will record retirement costs at that time as incurred or accrued. TEP does not believe that the adoption of FAS 143 will result in any change in retail rates since all matters relating to the rate-making treatment of TEP's generating assets have been determined pursuant to the TEP Settlement Agreement.

UES, MILLENNIUM AND UED

UES has various transmission and distribution lines that operate under land leases and rights of way that contain end dates and restorative clauses. UES operates its transmission and distribution lines as if they will be operated in perpetuity and would continue to be used or sold without land remediation. As a result, UES is not recognizing the cost of final removal of the transmission and distribution lines in the financial statements. As of December 31, 2003, UES had accrued $0.6 million for the net cost of removal for interim retirements from its transmission, distribution and general plant. The amount has been reclassified from accumulated depreciation to a regulatory liability.

Millennium and UED have no asset retirement obligations.

TEP - PAYMENT DEFAULTS AND ALLOWANCES FOR DOUBTFUL ACCOUNTS

We record an allowance for doubtful accounts when we determine that an account receivable will not be collected. As a result of payment defaults made by market participants in California, TEP's collection shortfall from the CPX and CISO was approximately $9 million for sales made in 2000 and $7 million for sales made in 2001. Prior to 2003 and since December 31, 2001, TEP had an allowance for doubtful accounts recorded for $8 million, or 50% of these uncollected amounts based on the amount TEP believed would be collected. In the first quarter of 2003, as a result of a FERC order, TEP estimated that $6 million of its $16 million receivable will be collected. Therefore, in the first quarter of 2003, TEP increased its reserve for sales to the CPX and the CISO by $2 million by recording a reduction of wholesale revenues. The amount that TEP ultimately collects would have an impact on earnings if the amount received is more or less than the $6 million TEP has on its balance sheet. If TEP collects all of the $16 million, pre-tax income will increase by $10 million. If TEP does not collect any of the $16 million, pre-tax income will decrease by $6 million. In addition, TEP has cash collateral of approximately $1 million on deposit in an escrow account with the CPX, which is currently unavailable to TEP due to the CPX's bankruptcy stay.

At December 31, 2003 and December 31, 2002, TEP's reserve for electric wholesale accounts receivable on its balance sheet was approximately $11 million and $8 million, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLAN ASSUMPTIONS

We record plan assets, obligations, and expenses related to pension and other postretirement benefit plans based on actuarial valuations. These valuations include key assumptions on discount rates, expected returns on plan assets, compensation increases and health care cost trend rates. These actuarial assumptions are reviewed annually and modified as appropriate. The effect of modifications is generally recorded or amortized over future periods. We believe that the assumptions used in recording obligations under the plans are reasonable based on prior experience, market conditions and the advice of plan actuaries.

TEP

TEP discounted its future pension plan obligations using a rate of 6.25% at December 31, 2003, compared with 6.75% at December 31, 2002. TEP discounted its other postretirement plan obligations using a rate of 5.5% at December 31, 2003, compared with 6.75% at December 31, 2002. TEP determines the discount rate annually based on the rates currently available on high-quality, long-term bonds. TEP looks to bonds that receive one of the two highest ratings given by a recognized rating agency and are expected to be available during the period to maturity of the pension benefits. In selecting the appropriate rate, TEP also considers the durations of plan obligations.

The pension liability and future pension expense both increase as the discount rate is reduced. A decrease in the discount rate results in an increase in the Projected Benefit Obligation (PBO) and the service cost component of pension expense. Additionally, the recognized actuarial loss is significantly impacted by a reduction in the discount rate. Since the PBO increases with the decrease in discount rate, the obligation is that much larger than would normally occur due to normal growth of the plan. This leads to an actuarial loss (or a greater actuarial loss than would occur in the absence of the discount rate change), which is amortized over future periods leading to a greater expense. The resulting change in the interest cost component of pension expense is dependent on the effect that the change in the discount rate has on the PBO and will vary based on employee demographics. The effect of the lower rate used to calculate the interest cost is offset to some degree by a larger obligation. The relative magnitude of these two changes determines whether interest cost will increase or decrease. For TEP's pension plans, a 25 basis point decrease in the discount rate would increase the accumulated benefit obligation (ABO) by approximately $5 million and the related plan expense for 2004 by approximately $1 million. A similar increase in the discount rate would decrease the ABO by approximately $4 million and the related plan expense for 2004 by approximately $1 million. For TEP's plan for other postretirement benefits, a 25 basis point change in the discount rate would increase or decrease the accumulated postretirement benefit obligation (APBO) by approximately $2 million. A 25 basis point change in the discount rate would not have a significant impact on the related plan expense for 2004.

TEP calculates the market-related value of plan assets using the fair value of plan assets on the measurement date. At December 31, 2003 and 2002, TEP assumed that its plans' assets would generate a long-term rate of return of 8.75%. In establishing its assumption as to the expected return on plan assets, TEP reviews the plans' asset allocation and develops return assumptions for each asset class based on advice from an investment consultant and the plans' actuary that includes both historical performance analysis and forward looking views of the financial markets. Pension expense increases as the expected rate of return on plan assets decreases. A 25 basis point change in the expected return on plan assets would not have a significant impact on pension expense for 2004.

TEP increased the initial health care cost trend rate used in valuing its postretirement benefit obligation to 12.1% at December 31, 2003. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% increase in assumed health care cost trend rates would increase the postretirement benefit obligation by approximately $5 million and the related plan expense by approximately $1 million. A similar decrease in assumed health care cost trend rates would decrease the postretirement benefit obligation by approximately $5 million and the related plan expense by less than $1 million.

TEP recorded a minimum pension liability of approximately $4 million at December 31, 2003, compared with $7 million at December 31, 2002. Improved stock market conditions offset a further reduction in the assumed discount rate.

Based on the above assumptions, TEP will record pension expense of approximately $8 million and other postretirement benefit expense of $7 million ratably throughout 2004. TEP will make required pension plan contributions of $5 million in 2004. TEP's other postretirement benefit plan is not funded. TEP expects to make benefit payments to retirees under the postretirement benefit plan of approximately $3 million in 2004.

UES

Concurrent with the acquisition of the Arizona gas and electric system assets from Citizens on August 11, 2003, UES established a pension plan for substantially all of its employees. UES did not assume the pension obligation for employees' years of service with Citizens. UES performed an actuarial valuation, as of the date of acquisition, to determine its pension expense for the balance of 2003. A discount rate of 6.5% was assumed based on rates available at that date and the duration of plan obligations.

UES discounted its future pension plan obligations using a rate of 6.25% at December 31, 2003. For UES' pension plan, a 25 basis point change in the discount rate would have minimal effect on either the ABO or the related pension expense. UES recorded a minimum pension liability of approximately $1 million at December 31, 2003. UES will record pension expense of $1 million in 2004. The pension plan is not yet funded but all required contributions will be made in accordance with minimum funding standards. UES will make a pension plan contribution of $1 million in 2004.

On the acquisition date, UES assumed the obligation to provide postretirement benefits for a small population of former Citizens employees, both active and retired. The obligation has been recorded at a discounted value of $2 million using a discount rate of 5.25%. The plan is not funded. UES does not expect postretirement medical benefit expenses to have a material impact on its operations.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND TRADING ACTIVITIES

A derivative financial instrument or other contract derives its value from another investment or designated benchmark. TEP enters into forward contracts to purchase or sell a specified amount of capacity or energy at a specified price over a given period of time, typically for one month, three months, or one year, within established limits to take advantage of favorable market opportunities. The majority of TEP's forward contracts are considered normal purchases and sales and, therefore, are not required to be marked to market. However, some of these forward contracts are considered to be derivatives, which TEP marks to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month. TEP manages the risk of counterparty default by performing financial credit reviews, setting limits, monitoring exposures, requiring collateral when needed, and using a standardized agreement which allows for the netting of current period exposures to and from a single counterparty.

UNS Gas and UNS Electric do not currently have any contracts that are required to be marked to market. UNS Gas does have a natural gas supply and management agreement under which it purchases substantially all of its gas requirements at market prices from BP. However, the contract terms allow UNS Gas to lock in fixed prices on a portion of its gas purchases by entering into fixed price forward contracts with BP at various times during the year. This enables UNS Gas to provide more stable prices to its customers. These purchases are made up to a year in advance with the goal of locking in fixed prices on at least 45% and not more than 80% of the expected monthly gas consumption prior to entering into the month. These forward contracts, as well as the main gas supply contract, meet the definition of normal purchases and therefore are not required to be marked to market.

Because of the complexity of derivatives, the FASB established a Derivatives Implementation Group (DIG). To date, the DIG has issued more than 100 interpretations to provide guidance in applying FAS 133. As the DIG or the FASB continues to issue interpretations, TEP, UNS Gas and UNS Electric may change the conclusions they have reached and, as a result, the accounting treatment and financial statement impact could change in the future.

MEG enters into swap agreements, options and forward contracts relating to Emissions Allowances and coal. MEG also marks its trading contracts to market by recording unrealized gains and losses on its trading activities and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

The market prices used to determine fair values for TEP's and MEG's derivative instruments are estimated based on various factors including broker quotes, exchange prices, over the counter prices and time value.

TEP's and MEG's derivative activities are reported as follows:

- TEP's net unrealized and realized gains and losses on forward sales contracts are components of Electric Wholesale Sales;
- TEP's net unrealized and realized gains and losses on forward purchase contracts are components of Purchased Power; and
- MEG's net unrealized and realized gains and losses on trading activities are components of Other Operating Revenues. Although MEG's realized gains and losses on trading activities are reported net on UniSource Energy's income statement, the related cash receipts and cash payments are reported separately on UniSource Energy's statement of cash flows.

TEP's net unrealized gains (losses) on forward contracts were as follows:

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Millions of Dollars-		
Included in Electric Wholesale Sales	**$ (1)**	$ (1)	$ 188
Included in Purchased Power Expense	**-**	2	(189)

The net pre-tax gains and losses from MEG's trading activities were less than $1 million for each of the years ended December 31, 2003, 2002 and 2001.

At December 31, 2003, the fair value of TEP's derivative liabilities was less than $1 million and is reported in Other Current Liabilities on the balance sheet. At December 31, 2002, TEP had no open forward contracts that were considered derivatives. MEG's trading assets and liabilities are reported in Trading Assets and Trading Liabilities on the balance sheet. The fair value of MEG's trading assets, including its Emissions Allowance inventory, was $22 million at December 31, 2003 and $15 million at December 31, 2002. The fair value of MEG's trading liabilities was $19 million at December 31, 2003 and $10 million at December 31, 2002.

See *Quantitative and Qualitative Disclosures About Market Risks, Market Risks - Commodity Price Risk above.*

UNBILLED REVENUE – TEP AND UES

TEP's and UES' retail revenues include an estimate of MWhs/therms delivered but unbilled at the end of each period. The unbilled revenue is estimated by comparing the actual MWhs/therms consumed to the MWhs/therms billed to TEP and UES retail customers. The excess of MWhs/therms consumed over MWhs/therms billed is then allocated to the retail customer classes based on estimated usage by each customer class. TEP and UES then record revenue for each customer class based on the various bill rates for each customer class. Due to the seasonal fluctuations of TEP's actual load, the unbilled revenue amount increases during the spring months and decreases during the fall months. The unbilled revenue amount for UES gas sales increases during the fall months and decreases during the spring months, whereas, the unbilled revenue amount for UES electric sales increases during the spring months and decreases during the fall months.

PLANT ASSET DEPRECIABLE LIVES – TEP AND UES

We calculate depreciation expense based on our estimate of the useful lives of our plant assets. The estimated useful lives, and resulting depreciation rates, used to calculate depreciation expense for the transmission and distribution businesses of both UES and TEP have been approved by the ACC in prior rate decisions. Depreciation rates for transmission and distribution cannot be changed without ACC approval; however, TEP's rates may change in the future as a result of the TEP General Rate Case to be filed in June 2004. We are currently reviewing the estimated useful lives of all our assets due to a variety of factors including TEP's need to file a depreciation study as part of the June 2004 General Rate Case, the construction of Springerville Unit 3 and the related environmental upgrades being made to Springerville Unit 2, new information received from the operators of the remote generating stations, and information received in connection with an analysis of FAS 143 retirement obligations. See *Tucson Electric Power Company, Factors*

Affecting Results of Operations, Rates and Regulations. The ACC is currently reviewing the status of electric competition rules.

The estimated remaining useful lives of TEP's generating facilities are based on management's best estimate of the economic life of the units. These estimates are based on engineering estimates, economic analysis, and statistical analysis of TEP's past experience in maintaining the stations. Individual depreciation periods vary from plant to plant; however, we estimate that annual depreciation expense would decrease by $10 million, $15 million, $19 million or $21 million if the remaining useful lives of all our steam generation units were increased by five, ten, fifteen or twenty years, respectively. In 2003, depreciation expense related to generation assets was $34 million, and our generation assets are currently depreciated over periods ranging from 23 to 70 years from the original in-service dates.

DEFERRED TAX VALUATION – TEP AND MILLENNIUM

We record deferred tax liabilities for amounts that will increase income taxes on future tax returns. We record deferred tax assets for amounts that could be used to reduce income taxes on future tax returns. We record a valuation allowance, or reserve, for the deferred tax asset amount that we may not be able to use on future tax returns. We estimate the valuation allowance based on our interpretation of the tax rules, prior tax audits, tax planning strategies, scheduled reversal of deferred tax liabilities, and projected future taxable income.

The valuation allowance of $9 million at December 31, 2003 and $22 million at December 31, 2002, which reduces the Deferred Tax Asset balance, relates to net operating loss and investment tax credit carryforward amounts. The decrease of $15 million reflects UniSource Energy's expectation to be able to use a portion of these carryforward amounts on future tax returns, primarily based on guidance issued by the Internal Revenue Service in September, 2003.

In the future, if UniSource Energy determines that it is probable that we will not be able to use all or a portion of the net operating loss and investment tax credit carryforward amounts, then we would record a valuation allowance and recognize tax expense. Factors that could cause TEP to record a valuation allowance would be a change in expected future taxable income or a change in tax filing status due to the proposed acquisition. The valuation allowance of $9 million remaining at December 31, 2003 relates to losses generated by the Millennium entities. In the future if UniSource Energy and the Millennium entities determine that all or a portion of the remaining amounts may be used on tax returns, then UniSource Energy and the Millennium entities would reduce the valuation allowance and recognize a tax benefit of up to $9 million. The primary factor that could cause the Millennium entities to recognize a tax benefit would be a change in expected future taxable income.

NEW ACCOUNTING PRONOUNCEMENTS

The FASB recently issued the following Statements of Financial Accounting Standards (FAS) and FASB Interpretations (FIN):

- FIN 46, *Consolidation of Variable Interest Entities*, was in issued January 2003, and was subsequently revised in December 2003. The guidance addresses when a company should include in its financial statements the assets and liabilities of another entity. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and to determine when and which business enterprises should consolidate the variable interest entity (primary beneficiary). FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosures. For public companies, the revised FIN 46 is effective for financial periods ending after March 15, 2004. Early application is permissible. Companies that implemented FIN 46 prior to its revision may continue to apply that guidance until the implementation date of the revision. The adoption of FIN 46 and revisions did not and are not expected to have a significant impact on our financial statements.

- FAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, was issued by the FASB in April 2003. FAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. FAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The provisions of FAS 149 that relate to FAS 133 Implementation Issues that have been in effect for fiscal quarters that began prior to June 15, 2003 are to be applied in accordance with their respective effective dates. The adoption of FAS 149 did not have a significant impact on our financial statements.

- FAS 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits* (revised 2003), was issued by the FASB in December 2003. FAS 132 requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans beyond those in the original Statement 132 which it replaces. FAS 132, as revised, is effective for fiscal years ending after December 15, 2003. The revised disclosure requirements are included in Note 16.

The Emerging Issues Task Force (EITF) published Issue No. 01-08, *Determining Whether An Arrangement Contains a Lease* (EITF 01-08), in May 2003. EITF 01-08 discusses how to determine whether an arrangement contains a lease and states that the evaluation of whether an arrangement conveys the right to use property, plant, or equipment should be based on the substance of an arrangement and that the property that is the subject of a lease must be specified (explicitly or implicitly) either at inception of the arrangement or at the beginning of the lease term. EITF 01-08 is effective for arrangements entered into or modified after July 1, 2003. Since July 1, 2003, we have not entered into any new arrangements, or modified any arrangements that would fall under this EITF.

In August 2003, the EITF published Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not "Held for Trading Purposes" as Defined in EITF Issue No. 02-3* (EITF 03-11). EITF 03-11 discusses whether realized gains and losses should be shown gross or net in the income statement for contracts that are not held for trading purposes, as defined in EITF 02-3, but are derivatives subject to FAS 133. Determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances with respect to the various activities of the entity. Retroactive application of EITF 03-11 is not required. Therefore, any derivative instruments that are not held for trading purposes but are subject to FAS 133 will be evaluated based on this new guidance and will be reported accordingly in the financial statements beginning January 1, 2004

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. UniSource Energy and TEP are including the following cautionary statements to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by or for UniSource Energy or TEP in this Annual Report on Form 10-K. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not statements of historical facts. Forward-looking statements may be identified by the use of words such as "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All such forward-looking statements, whether written or oral, and whether made by or on behalf of UniSource Energy or TEP, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, UniSource Energy and TEP disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this report.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. We express our expectations, beliefs and projections in good faith and believe them to have a reasonable basis. However, we make no assurances that management's expectations, beliefs or projections will be achieved or accomplished. We have identified the following important factors that could cause actual results to differ materially from those discussed in our forward-looking statements. These may be in addition to other factors and matters discussed in other parts of this report:

1. Effects of restructuring initiatives in the electric industry and other energy-related industries.
2. Effects of competition in retail and wholesale energy markets.

3. Changes in economic conditions, demographic patterns and weather conditions in our retail service areas.

4. Supply and demand conditions in wholesale energy markets, including volatility in market prices and illiquidity in markets, which are affected by a variety of factors. These factors include the availability of generating capacity in the western U.S., including hydroelectric resources, weather, natural gas prices, the extent of utility restructuring in various states, transmission constraints, environmental regulations and cost of compliance, FERC regulation of wholesale energy markets, and economic conditions in the western U.S.

5. The creditworthiness of the entities with which we transact business or have transacted business.

6. Changes affecting our cost of providing electrical service including changes in fuel costs, generating unit operating performance, scheduled and unscheduled plant outages, interest rates, tax laws, environmental laws, and the general rate of inflation.

7. Changes in governmental policies and regulatory actions with respect to financing and rate structures.

8. Changes affecting the cost of competing energy alternatives, including changes in available generating technologies and changes in the cost of natural gas.

9. Changes in accounting principles or the application of such principles to our businesses.

10. Changes in the depreciable lives of our assets.

11. Market conditions and technological changes affecting UniSource Energy's unregulated businesses.

12. Ability to successfully integrate UES' businesses and achieve expected earnings.

13. Unanticipated changes in future liabilities relating to employee benefit plans due to changes in market values of its retirement plan assets and health care costs.

14. The outcome of any ongoing litigation.

15. Ability to obtain financing through debt and/or equity issuance, which can be affected by various factors, including interest rate fluctuations and capital market conditions.

16. Ability to develop and operate Springerville Generating Station Unit 3 and achieve expected cost savings.

17. Ability to obtain necessary approvals and satisfy the other closing conditions contained in the acquisition agreement, so that the acquisition of UniSource Energy by an affiliate Saguaro Utility can occur in a timely manner.

TEP's UTILITY OPERATING STATISTICS

	For Years Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Generation and Purchased Power-kWh (000)					
Remote Generation (Coal)	**10,182,706**	10,067,069	10,362,211	10,278,393	10,000,401
Local Tucson Generation (Oil, Gas & Coal)	**1,082,058**	1,402,504	1,820,783	1,667,308	1,115,277
Purchased Power	**1,153,305**	1,329,574	3,656,978	3,174,244	2,712,570
Total Generation and Purchased Power	**12,418,069**	12,799,147	15,839,972	15,119,945	13,828,248
Less Losses and Company Use	**824,506**	769,101	846,287	724,677	814,945
Total Energy Sold	**11,593,563**	12,030,046	14,993,685	14,395,268	13,013,303
Sales-kWh (000)					
Residential	**3,370,541**	3,188,726	3,122,332	3,027,963	2,736,837
Commercial	**1,679,502**	1,609,367	1,573,213	1,496,558	1,383,756
Industrial	**2,233,113**	2,261,463	2,270,446	2,262,212	2,220,900
Mining	**697,694**	695,221	1,040,762	1,140,811	1,200,214
Public Authorities	**248,703**	257,641	254,130	258,470	247,361
Total – Electric Retail Sales	**8,229,553**	8,012,418	8,260,883	8,186,014	7,789,068
Electric Wholesale Sales	**3,364,010**	4,017,628	6,732,802	6,209,254	5,224,235
Total Electric Sales	**11,593,563**	12,030,046	14,993,685	14,395,268	13,013,303
Operating Revenues (000)					
Residential	**$307,023**	$290,091	$ 283,673	$ 276,720	$253,352
Commercial	**175,247**	168,159	164,345	157,744	148,039
Industrial	**160,355**	160,862	161,584	162,790	160,963
Mining	**27,929**	28,168	41,994	48,484	49,399
Public Authorities	**18,089**	18,769	18,521	18,908	18,147
Total – Electric Retail Sales	**688,643**	666,049	670,117	664,646	629,900
Electric Wholesale Sales	**151,030**	157,108	921,280	359,814	171,219
Other Revenues	**9,018**	8,618	8,508	3,908	2,964
Total Operating Revenues	**$848,691**	$831,775	$1,599,905	$1,028,368	$804,083
Customers (End of Period)					
Residential	**334,131**	326,847	318,976	311,673	303,653
Commercial	**32,369**	31,767	31,194	30,467	29,714
Industrial	**676**	695	705	711	705
Mining	**2**	2	2	2	4
Public Authorities	**61**	61	61	61	61
Total Retail Customers	**367,239**	359,372	350,938	342,914	334,137
Average Retail Revenue per kWh Sold (cents)					
Residential	**9.1**	9.1	9.1	9.1	9.3
Commercial	**10.4**	10.5	10.5	10.5	10.7
Industrial and Mining	**6.4**	6.4	6.1	6.2	6.1
Average Retail Revenue per kWh Sold	**8.4**	8.3	8.1	8.1	8.1
Average Revenue per Residential Customer	**$928**	$886	$899	$899	$845
Average kWh Sales per Residential Customer	**10,191**	9,737	9,897	9,834	9,132

UniSource Energy	2003	2002	2001	2000	1999
			- In Thousands - (except per share data)		
Summary of Operations					
Operating Revenues [1]	**$969,895**	$836,904	$1,608,248	$1,033,669	$814,828
Gain on Sale of NewEnergy	**-**	-	-	-	$34,651
Loss Before Income Taxes of Millennium Energy Businesses [2]	**$(26,350)**	$(30,702)	$(14,455)	$(12,059)	$(11,276)
Income Before Extraordinary Item and Accounting Change [1]	**$45,146**	$33,275	$60,875	$41,891	$56,510
Net Income [1] [3]	**$112,617**	$33,275	$61,345	$41,891	$79,107
Basic Earnings per Share:					
Before Extraordinary Item & Accounting Change	**$1.34**	$0.99	$1.83	$1.29	$1.75
Net Income	**$3.33**	$0.99	$1.84	$1.29	$2.45
Diluted Earnings per Share:					
Before Extraordinary Item & Accounting Change	**$1.31**	$0.97	$1.79	$1.27	$1.74
Net Income	**$3.28**	$0.97	$1.80	$1.27	$2.43
Shares of Common Stock Outstanding					
Average	**33,828**	33,665	33,398	32,445	32,321
End of Year	**33,788**	33,579	33,502	33,219	32,349
Year-end Book Value per Share	**$15.97**	$13.14	$12.75	$11.26	$10.02
Cash Dividends Declared per Share	**$0.60**	$0.50	$0.40	$0.24	$0.08
Financial Position					
Total Utility Plant – Net	**$2,069,215**	$1,835,904	$1,832,164	$1,848,975	$1,860,733
Investments in Lease Debt and Equity	**$178,789**	$191,867	$71,459	$71,639	$44,550
Other Investments and Other Property	**$109,570**	$123,238	$111,289	$50,172	$69,933
Total Assets	**$3,092,129**	$2,858,288	$2,901,210	$2,814,069	$2,787,132
Long-Term Debt [4]	**$1,286,320**	$1,128,963	$802,804	$1,132,395	$1,135,820
Non-Current Capital Lease Obligations	**762,968**	801,611	853,793	857,829	880,427
Common Stock Equity	**539,655**	441,147	427,293	374,137	324,248
Total Capitalization	**$2,588,943**	$2,371,721	$2,083,890	$2,364,361	$2,340,495
Selected Cash Flow Data					
Net Cash Flows From Operating Activities	**$259,642**	$172,963	$215,379	$215,034	$113,228
Capital Expenditures	**$(137,282)**	$(112,706)	$(121,735)	$(105,996)	$(92,808)
Other Investing Cash Flows	**(213,450)**	(158,184)	4,888	(7,554)	(242)
Net Cash Flows From Investing Activities	**$(350,732)**	$(270,890)	$(116,847)	$(113,550)	$(93,050)
Net Cash Flows From Financing Activities	**$101,428**	$(39,299)	$(33,382)	$(83,768)	$(20,057)

[1] In 2003, Operating Revenues, Income Before Extraordinary Item and Accounting Change and Net Income include results from UES for the period from August 11, 2003 to December 31, 2003.

[2] Loss Before Income Taxes of Millennium Energy Businesses for 1999 excludes the Gain on Sale of NewEnergy.

[3] Net Income includes an after-tax gain of $67 million for the Cumulative Effect of Accounting Change from the adoption of FAS 143 in 2003, $0.5 million for the Cumulative Effect of Accounting Change from the Adoption of FAS 133 in 2001 and an Extraordinary Gain of $23 million for the discontinued application of FAS 71 to generation operations in 1999.

[4] TEP's tax-exempt variable rate bonds in the amount of $329 million are backed by LOCs under TEP's Credit Agreement. TEP's obligations under the Credit Agreement are collateralized with Second Mortgage Bonds. In November 2002, TEP entered into two new LOCs for $341 million to replace the LOCs provided under its then existing credit agreement that would have expired on December 30, 2002. These new LOCs expire in 2006. Accordingly, these IDBs were classified as short-term debt at December 31, 2001 and classified as long-term debt at December 31, 2002.

See *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Report of Independent Auditors

To the Board of Directors and Stockholders of
UniSource Energy Corporation

In our opinion, the accompanying consolidated balance sheets and statements of capitalization and the related consolidated statements of income, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of UniSource Energy Corporation and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which they account for asset retirement costs as of January 1, 2003. As discussed in Note 7 to the consolidated financial statements, the Company changed their method of accounting for derivative instruments as of January 1, 2001.

PricewaterhouseCoopers LLP

Los Angeles, California
February 20, 2004

UNISOURCE ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, 2003	2002	2001
	- Thousands of Dollars -		
Operating Revenues			
Electric Retail Sales	**$ 743,718**	$ 666,049	$ 670,117
Electric Wholesale Sales	**151,111**	157,108	921,280
Gas Revenue	**46,520**	-	-
Other Revenues	**28,546**	13,747	16,851
Total Operating Revenues	**969,895**	836,904	1,608,248
Operating Expenses			
Fuel	**210,163**	209,712	258,761
Purchased Energy	**135,171**	43,171	731,623
Coal Contract Termination Fee	**-**	11,250	-
Other Operations and Maintenance	**213,906**	188,910	179,036
Depreciation and Amortization	**130,643**	127,923	120,346
Amortization of Transition Recovery Asset	**31,184**	24,554	21,609
Taxes Other Than Income Taxes	**48,115**	45,508	46,213
Total Operating Expenses	**769,182**	651,028	1,357,588
Operating Income	**200,713**	185,876	250,660
Other Income (Deductions)			
Interest Income	**20,493**	20,654	14,600
Other Income	**7,306**	6,200	16,632
Other Expense	**(5,620)**	(8,026)	(14,964)
Total Other Income (Deductions)	**22,179**	18,828	16,268
Interest Expense			
Long-Term Debt	**80,844**	65,620	68,678
Interest on Capital Leases	**84,080**	87,801	90,559
Other Interest Expense, Net of Amounts Capitalized	**1,708**	1,130	(658)
Total Interest Expense	**166,632**	154,551	158,579
Income Before Income Taxes and Cumulative Effect of Accounting Change	**56,260**	50,153	108,349
Income Taxes	**11,114**	16,878	47,474
Income Before Cumulative Effect of Accounting Change	**45,146**	33,275	60,875
Cumulative Effect of Accounting Change - Net of Tax	**67,471**	-	470
Net Income	**$ 112,617**	$ 33,275	$ 61,345
Average Shares of Common Stock Outstanding (000)	**33,828**	33,665	33,398
Basic Earnings per Share			
Income Before Cumulative Effect of Accounting Change	**$1.34**	$0.99	$1.83
Cumulative Effect of Accounting Change - Net of Tax	**$1.99**	-	$0.01
Net Income	**$3.33**	$0.99	$1.84
Diluted Earnings per Share			
Income Before Cumulative Effect of Accounting Change	**$1.31**	$0.97	$1.79
Cumulative Effect of Accounting Change - Net of Tax	**$1.97**	-	$0.01
Net Income	**$3.28**	$0.97	$1.80
Dividends Paid per Share	**$0.60**	$0.50	$0.40

See Notes to Consolidated Financial Statements.

UNISOURCE ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001
	Years Ended December 31, - Thousands of Dollars -		
Cash Flows from Operating Activities			
Cash Receipts from Electric Retail Sales	**$ 814,425**	$ 731,404	$ 731,379
Cash Receipts from Electric Wholesale Sales	**203,717**	248,305	760,258
Cash Receipts from Gas Sales	**38,171**	-	-
Other Cash Receipts	**7,155**	23,087	21,643
MEG Cash Receipts from Trading Activity	**101,743**	57,889	49
UED Springerville 3 Financial Closing Proceeds	**43,265**	-	-
Interest Received	**22,428**	13,820	14,747
Income Tax Refunds Received	**17,093**	921	59
Performance Deposits	**(3,499)**	6,147	(8,629)
Fuel Costs Paid	**(204,920)**	(201,124)	(262,283)
Purchased Energy Costs Paid	**(190,462)**	(135,320)	(544,472)
Wages Paid, Net of Amounts Capitalized	**(82,482)**	(75,479)	(71,043)
Payment of Other Operations and Maintenance Costs	**(115,350)**	(126,623)	(127,345)
MEG Cash Payments for Trading Activity	**(100,963)**	(63,766)	-
Capital Lease Interest Paid	**(74,865)**	(68,975)	(79,745)
Taxes Paid, Net of Amounts Capitalized	**(110,391)**	(106,550)	(105,484)
Interest Paid, Net of Amounts Capitalized	**(73,565)**	(62,241)	(64,814)
Income Taxes Paid	**(6,716)**	(29,238)	(38,951)
Coal Contract Termination and Amendment Fees Paid	**-**	(26,649)	-
Deposit-Second Mortgage Indenture	**(17,040)**	-	-
Other	**(8,102)**	(12,645)	(9,990)
Net Cash Flows - Operating Activities	**259,642**	172,963	215,379
Cash Flows from Investing Activities			
Capital Expenditures	**(137,282)**	(112,706)	(121,735)
Purchase of Citizens Assets	**(223,430)**	-	-
Proceeds from Investment in Springerville Lease Debt and Equity	**12,078**	3,078	-
Payments for Investment in Springerville Lease Debt and Equity	**-**	(138,067)	(13,000)
Investments in and Loans to Equity Investees	**(2,072)**	(23,592)	(18,474)
Proceeds from the Sale of Millennium Energy Businesses	**-**	-	16,631
Return of Nations Energy's Construction Deposits	**-**	-	15,574
Proceeds from the Sale of Real Estate	**-**	-	6,580
Other	**(26)**	397	(2,423)
Net Cash Flows - Investing Activities	**(350,732)**	(270,890)	(116,847)
Cash Flows from Financing Activities			
Proceeds from Borrowings under the Revolving Credit Facility	**45,000**	-	-
Payments on Borrowings under the Revolving Credit Facility	**(45,000)**	-	-
Proceeds from Issuance of Short-Term Debt	**36,125**	1,194	793
Repayments of Short-Term Debt	**(35,960)**	(1,078)	(252)
Proceeds from Issuance of Long-Term Debt	**160,000**	-	-
Repayment of Long-Term Debt	**(2,976)**	(2,138)	(1,871)
Payment of Debt Issue Costs	**(3,283)**	(5,410)	-
Payments on Capital Lease Obligations	**(42,657)**	(19,842)	(26,015)
Common Stock Dividends Paid	**(20,208)**	(16,806)	(13,376)
Other	**10,387**	4,781	7,339
Net Cash Flows - Financing Activities	**101,428**	(39,299)	(33,382)
Net Increase (Decrease) in Cash and Cash Equivalents	**10,338**	(137,226)	65,150
Cash and Cash Equivalents, Beginning of Year	**90,928**	228,154	163,004
Cash and Cash Equivalents, End of Year	**$ 101,266**	$ 90,928	$ 228,154

See Note 20 for supplemental cash flow information.

See Notes to Consolidated Financial Statements.

UNISOURCE ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	2002
ASSETS	- Thousands of Dollars -	
Utility Plant		
Plant in Service	$ 2,899,305	$ 2,598,884
Utility Plant under Capital Leases	748,239	747,556
Construction Work in Progress	105,804	59,926
Total Utility Plant	3,753,348	3,406,366
Less Accumulated Depreciation and Amortization	(1,262,962)	(1,178,547)
Less Accumulated Amortization of Capital Lease Assets	(421,171)	(391,915)
Total Utility Plant - Net	2,069,215	1,835,904
Investments and Other Property		
Investments in Lease Debt and Equity	178,789	191,867
Other	109,570	123,238
Total Investments and Other Property	288,359	315,105
Current Assets		
Cash and Cash Equivalents	101,266	90,928
Trade Accounts Receivable	89,449	75,787
Unbilled Accounts Receivable	30,118	9,910
Allowance for Doubtful Accounts	(11,522)	(9,062)
Materials and Fuel Inventory	58,299	46,657
Trading Assets	21,507	15,150
Current Regulatory Assets	12,129	11,778
Deferred Income Taxes - Current	15,925	15,917
Interest Receivable - Current	11,561	12,178
Other	21,117	15,762
Total Current Assets	349,849	285,005
Regulatory and Other Assets		
Transition Recovery Asset	275,936	307,120
Income Taxes Recoverable Through Future Revenues	49,849	57,044
Other Regulatory Assets	12,327	10,504
Other Assets	46,594	47,606
Total Regulatory and Other Assets	384,706	422,274
Total Assets	$ 3,092,129	$ 2,858,288
CAPITALIZATION AND OTHER LIABILITIES		
Capitalization		
Common Stock Equity	$ 539,655	$ 441,147
Capital Lease Obligations	762,968	801,611
Long-Term Debt	1,286,320	1,128,963
Total Capitalization	2,588,943	2,371,721
Current Liabilities		
Current Obligations under Capital Leases	50,269	42,960
Current Maturities of Long-Term Debt	1,742	1,840
Accounts Payable	65,745	48,934
Interest Accrued	62,927	60,238
Trading Liabilities	19,136	10,255
Taxes Accrued	42,136	33,850
Accrued Employee Expenses	16,081	13,644
Other	15,456	7,659
Total Current Liabilities	273,492	219,380
Deferred Credits and Other Liabilities		
Deferred Income Taxes - Noncurrent	91,403	34,552
Net Cost of Removal for Interim Retirements	60,998	54,748
Accrued Asset Retirement Obligation	-	112,807
Other	77,293	65,080
Total Deferred Credits and Other Liabilities	229,694	267,187
Commitments and Contingencies (Note 15)		
Total Capitalization and Other Liabilities	$ 3,092,129	$ 2,858,288

See Notes to Consolidated Financial Statements.

UNISOURCE ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CAPITALIZATION

			December 31, 2003	2002
COMMON STOCK EQUITY			- Thousands of Dollars -	
Common Stock--No Par Value			$ **668,022**	$ 664,103
	2003	**2002**		
Shares Authorized	**75,000,000**	75,000,000		
Shares Outstanding	**33,787,941**	33,578,959		
Accumulated Deficit			**(126,523)**	(218,932)
Accumulated Other Comprehensive Loss			**(1,844)**	(4,024)
Total Common Stock Equity			**539,655**	441,147
PREFERRED STOCK				
No Par Value, 1,000,000 Shares Authorized, None Outstanding			**-**	-
CAPITAL LEASE OBLIGATIONS				
Springerville Unit 1			**484,219**	503,237
Springerville Coal Handling Facilities			**129,415**	132,333
Springerville Common Facilities			**125,717**	126,277
Sundt Unit 4			**72,196**	81,268
Other Leases			**1,690**	1,456
Total Capital Lease Obligations			**813,237**	844,571
Less Current Maturities			**(50,269)**	(42,960)
Total Long-Term Capital Lease Obligations			**762,968**	801,611
LONG-TERM DEBT				
Issue	**Maturity**	**Interest Rate**		
First Mortgage Bonds				
Corporate	2009	8.50%	**27,000**	27,365
Industrial Development Revenue Bonds (IDBs)	2006 - 2008	6.10% to 7.50%	**54,875**	56,600
First Collateral Trust Bonds	2008	7.50%	**138,300**	138,300
Second Mortgage IDBs*	2018 - 2022	Variable**	**328,600**	328,600
Unsecured IDBs	2020 - 2033	5.85% to 7.13%	**579,270**	579,270
Senior Unsecured Notes	2008 - 2015	6.23% to 7.61%	**160,000**	-
Other Long-Term Debt			**17**	668
Total Stated Principal Amount			**1,288,062**	1,130,803
Less Current Maturities			**(1,742)**	(1,840)
Total Long-Term Debt			**1,286,320**	1,128,963
Total Capitalization			**$ 2,588,943**	$ 2,371,721

* The Second Mortgage IDBs are backed by $341 million of LOCs (Tranche A and Tranche B) under TEP's Credit Agreement. TEP's obligations under the Credit Agreement are collateralized with Second Mortgage Bonds. At December 31, 2003 and 2002, the annual LOC fees (including fronting fees) were 4.25% of the Tranche A commitment and 5.75% of the Tranche B commitment.

** Weighted average interest rates on variable rate tax-exempt debt (IDBs) ranged from 0.78% to 1.88% during 2003 and 2002, and the average interest rate on such debt was 1.07% in 2003 and 1.41% in 2002.

UniSource Energy also has stock options outstanding. See Note 18.

See Notes to Consolidated Financial Statements.

UNISOURCE ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Shares Outstanding*	Common Stock	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			- In Thousands -		
Balances at December 31, 2000	33,219	$ 657,507	$ (283,370)	$ -	$ 374,137
Comprehensive Income (Loss):					
2001 Net Income	-	-	61,345	-	61,345
Cumulative Effect of Accounting Change (net of $9,179,000 income tax benefit)	-	-	-	(13,827)	(13,827)
Reversal of Unrealized Loss on Cash Flow Hedges included in Cumulative Effect of Accounting Change (net of $9,179,000 income tax expense)	-	-	-	13,827	13,827
Unrealized Loss on Cash Flow Hedges (net of $5,537,000 income tax benefit)	-	-	-	(8,340)	(8,340)
Reversal of Unrealized Loss on Cash Flow Hedges (net of $5,537,000 income tax expense)	-	-	-	8,340	8,340
Total Comprehensive Income					61,345
Dividends Declared	-	-	(13,376)	-	(13,376)
Shares Issued under Stock Compensation Plans	113	2,210	-	-	2,210
Shares Purchased by Deferred Compensation Trust Less Distributions	(7)	(215)	-	-	(215)
Shares Issued for Stock Options	177	2,589	-	-	2,589
Other	-	603	-	-	603
Balances at December 31, 2001	33,502	662,694	(235,401)	-	427,293
Comprehensive Income:					
2002 Net Income	-	-	33,275	-	33,275
Minimum Pension Liability (net of $2,639,000 income tax benefit)	-	-	-	(4,024)	(4,024)
Total Comprehensive Income					29,251
Dividends Declared	-	-	(16,806)	-	(16,806)
Shares Issued under Stock Compensation Plans	9	80	-	-	80
Shares Distributed by Deferred Compensation Trust	3	48	-	-	48
Shares Issued for Stock Options	65	934	-	-	934
Other	-	347	-	-	347
Balances at December 31, 2002	33,579	664,103	(218,932)	(4,024)	441,147
Comprehensive Income:					
2003 Net Income	-	-	112,617	-	112,617
Minimum Pension Liability Adjustment (net of $1,430,000 income tax expense)	-	-	-	2,180	2,180
Total Comprehensive Income					114,797
Dividends Declared	-	-	(20,208)	-	(20,208)
Shares Issued under Stock Compensation Plans	7	55	-	-	55
Shares Distributed by Deferred Compensation Trust	3	52	-	-	52
Shares Issued for Stock Options	199	3,489	-	-	3,489
Other	-	323	-	-	323
Balances at December 31, 2003	**33,788**	**$ 668,022**	**$ (126,523)**	**$ (1,844)**	**$ 539,655**

* UniSource Energy has 75 million authorized shares of common stock.

We describe limitations on our ability to pay dividends in Note 12.

See Notes to Consolidated Financial Statements.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

UniSource Energy Corporation (UniSource Energy) is an exempt holding company under the Public Utility Holding Company Act of 1935. UniSource Energy has no significant operations of its own, but owns substantially all of the common stock of Tucson Electric Power Company (TEP) and all of the common stock of UniSource Energy Services, Inc. (UES), Millennium Energy Holdings, Inc. (Millennium) and UniSource Energy Development Company (UED).

TEP, a regulated public utility incorporated in Arizona since 1963, is UniSource Energy's largest operating subsidiary and represented approximately 86% of UniSource Energy's assets as of December 31, 2003. TEP generates, transmits and distributes electricity. TEP serves more than 367,000 retail electric customers in a 1,155 square mile area in Southern Arizona. TEP also sells electricity to other utilities and power marketing entities primarily located in the western U.S.

On August 11, 2003, UniSource Energy completed the purchase of the Arizona gas and electric system assets from Citizens Communications Company (Citizens) and established UES to hold such assets. UES' businesses are described in Note 3.

Millennium's unregulated businesses are described in Note 8 and UED's services are described in Note 6.

References to "we" and "our" are to UniSource Energy and its subsidiaries, collectively.

BASIS OF PRESENTATION

On January 1, 1998, TEP and UniSource Energy exchanged all the outstanding common stock of TEP on a share-for-share basis for the common stock of UniSource Energy. Following the share exchange, in January 1998 TEP transferred the stock of Millennium to UniSource Energy for a $95 million ten-year promissory note. Approximately $25 million of this note represents a gain to TEP. TEP has not and will not record this gain. Instead, this gain will be reflected as an increase in TEP's common stock equity when UniSource Energy pays the principal portion of the note which is required to be paid in 2008. In accordance with the Arizona Corporation Commission (ACC) order authorizing the formation of the holding company, the note bears interest at 9.78% payable every two years beginning January 1, 2000. For the interest payment due January 1, 2004, UniSource Energy paid TEP $20 million in December 2003. We expect that this intercompany note will be repaid in full in connection with the proposed acquisition of UniSource Energy. See Note 2.

We used the following accounting methods to report investments in subsidiaries or other companies:

- **Consolidation:** The consolidation method is used where a majority of the voting stock of a subsidiary is held and control over the subsidiary is exercised. The accounts of the subsidiary are combined with the accounts of the parent and intercompany balances and transactions are eliminated.

- **The Equity Method:** The equity method is used to report corporate joint ventures, partnerships, and affiliated company investments when the ability to exercise significant influence over the operating and financial policies of an investee company is demonstrated. The equity method is typically used when 20% to 50% of the voting interest is held. Under the equity method:

  - The investment appears on a single line item on the balance sheet; and
  - The net income (loss) from the entity is reflected in Other Income on the income statements. For investments where UniSource Energy, TEP, UES or Millennium is committed to providing all of the financing, they recognize 100% of the losses (see Note 8).

- **The Cost Method:** The cost method is used when not enough shares are owned to exercise significant influence over an investee company. Typically the cost method is used for investments of less than 20% of the voting interest in an investee company. Under the cost method:

- The investment appears on a single line item on the balance sheet; and
- Income from investee dividend distributions is reflected as Other Income on the income statements; and
- Loss is included in Other Income on the income statements when impairment of the value of the investment becomes evident.

USE OF ACCOUNTING ESTIMATES

Management makes estimates and assumptions when preparing financial statements under accounting principles generally accepted in the United States of America (GAAP). These estimates and assumptions affect:

- A portion of the reported amounts of assets and liabilities at the dates of the financial statements;
- Our disclosures regarding contingent assets and liabilities at the dates of the financial statements; and
- A portion of the reported revenues and expenses during the financial statement reporting periods.

Because these estimates involve judgments, the actual amounts may differ from the estimates.

ACCOUNTING FOR RATE REGULATION

The ACC and the Federal Energy Regulatory Commission (FERC) regulate portions of TEP's and UES' utility accounting practices and electric rates. The ACC has authority over certain rates charged to retail customers, the issuance of securities, and transactions with affiliated parties. The FERC regulates TEP's and UES' rates for wholesale power sales and transmission services.

TEP and UES generally use the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (FAS 71), require special accounting treatment for regulated companies to show the effect of regulation. For example, in setting TEP's and UES' retail rates, the ACC may not allow TEP or UES to currently charge their customers to recover certain expenses, but instead may require that these expenses be charged to customers in the future. In this situation, FAS 71 requires that TEP and UES defer these items and show them as regulatory assets on the balance sheet until TEP and UES are allowed to charge their customers. TEP and UES then amortize these items as expense to the income statement as those charges are recovered from customers. Similarly, certain revenue items may be deferred as regulatory liabilities, which are also eventually amortized to the income statement as rates to customers are reduced.

The conditions a regulated company must satisfy to apply the accounting policies and practices of FAS 71 include:

- an independent regulator sets rates;
- the regulator sets the rates to recover specific costs of delivering service; and
- the service territory lacks competitive pressures to reduce rates below the rates set by the regulator.

CASH AND CASH EQUIVALENTS

UniSource Energy defines Cash and Cash Equivalents as cash (unrestricted demand deposits) and all highly liquid investments purchased with an original maturity of three months or less.

UTILITY PLANT

TEP reports its utility plant on its balance sheets at cost. UES reports the utility plant of its two operating companies, UNS Gas and UNS Electric, at cost. Utility plant includes:

- Material and labor costs,
- Contractor costs,
- Construction overhead costs (where applicable), and
- An Allowance for Funds Used During Construction (AFUDC) or capitalized interest during construction.

AFUDC reflects the cost of financing construction for transmission and distribution projects with borrowed and equity funds.

TEP imputed the cost of capital on transmission and distribution construction expenditures at an average of 8.43% in 2003, 8.40% in 2002 and 8.46% in 2001, to reflect the cost of using borrowed and equity funds to finance construction. The component of AFUDC attributable to borrowed funds is included as a reduction of Other Interest Expense on the income statement and totaled $1 million in 2003, 2002 and 2001. The equity component is included in Other Income and totaled $1 million in 2003, 2002 and 2001.

The interest capitalized during construction of TEP's generation-related construction projects is included as a reduction of Other Interest Expense on the income statement and totaled $1 million in 2003, $0.5 million in 2002 and $1 million in 2001. The average capitalized interest rate during construction applied to generation-related construction expenditures was 4.14% in 2003, 4.26% in 2002 and 4.93% in 2001.

For the period August 11, 2003 through December 31, 2003, UES imputed the cost of capital on construction expenditures at an average of 8.73% for UNS Electric and 7.85% for UNS Gas. The component of AFUDC attributable to borrowed funds is included as a reduction of Other Interest Expense on the income statement and totaled $0.2 million in 2003. The equity component is included in Other Income and totaled $0.2 million in 2003.

Depreciation

TEP and UES compute depreciation for owned utility plant on a straight-line basis at rates based on the economic lives of the assets. See Note 9. The depreciation rates are approved by the ACC for all plant except TEP's deregulated generation assets. The depreciable lives for TEP's generation plant are based on remaining useful lives. Changes made to the depreciable lives of TEP's generation plant are discussed in Note 9. The depreciation rates for generation plant reflect interim retirements. Interim retirements of generation plant, together with removal costs less salvage, are charged to accumulated depreciation. The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Planned major maintenance activities include the scheduled overhauls at TEP's generation plants. Minor replacements and repairs are expensed as incurred.

The depreciable lives for transmission, distribution, general and intangible plant are based on average lives. The rates reflect estimated removal costs, net of estimated salvage value for interim retirements. Retirements of transmission plant, distribution plant, general plant and intangible plant, together with the cost of removal less salvage, are charged to accumulated depreciation. As of December 31, 2003, the net cost of removal of interim retirements for transmission, distribution, general and intangible plant have been reclassified from accumulated depreciation to a regulatory liability and prior period amounts have been reclassified to conform to this presentation.

The average annual depreciation rates for TEP's utility plant were 3.78% in 2003, 4.01% in 2002, and 3.88% in 2001. The average annual depreciation rates for UES' utility plant for the period of August 11, 2003 through December 31, 2003 were 3.88% for UNS Electric and 1.47% for UNS Gas.

Computer Software Costs

TEP and UES capitalize all costs incurred to purchase computer software and amortize those costs over the estimated economic life of the product. Capitalized computer software costs would be immediately charged to expense if the software is determined to be no longer useful. TEP's amortization of capitalized computer software costs was $6 million in 2003, 2002 and 2001.

TEP Utility Plant under Capital Leases

TEP financed the following generation assets with capital leases:

- Springerville Common Facilities,
- Springerville Unit 1,
- Springerville Coal Handling Facilities, and
- Sundt (Irvington) Unit 4.

The following table shows the amount of lease expense incurred for TEP's generation-related capital leases. We describe the lease terms in *TEP Capital Lease Obligations* in Note 10.

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Millions of Dollars-		
Lease Expense:			
Interest Expense on Capital Leases	**$ 84**	$ 88	$ 90
Amortization – Included in:			
Operating Expenses – Fuel	**4**	4	4
Operating Expenses – Depreciation and Amortization	**25**	25	25
Total Lease Expense	**$113**	$117	$119

MILLENNIUM AND UED PROPERTIES AND EQUIPMENT

Millennium's and UED's properties and equipment are included, net of accumulated depreciation, in UniSource Energy's balance sheets in the Investments and Other Property-Other line item. Properties and equipment are stated at original cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance, repairs and minor renewals are charged to expense as incurred, while major renewals and betterments are capitalized.

DEBT

We defer costs related to the issuance of debt. These costs include underwriters' commissions, discounts or premiums, and other costs such as legal, accounting and regulatory fees and printing costs. We amortize these costs over the life of the debt using the straight-line method, which approximates the effective interest method.

TEP recognizes gains and losses on reacquired debt associated with the generation portion of TEP's operations as incurred. TEP defers and amortizes the gains and losses on reacquired debt associated with TEP's regulated operations to interest income or interest expense over the remaining life of the original debt.

UTILITY OPERATING REVENUES

TEP and UES record utility operating revenues when services are provided or commodities are delivered to customers. Operating revenues include unbilled revenues which are earned (service has been provided) but not billed by the end of an accounting period.

An Allowance for Doubtful Accounts is recorded as an expense and reduces accounts receivable for revenue amounts that are estimated to become uncollectible. TEP's Allowance for Doubtful Accounts was $11 million at December 31, 2003 and $9 million at 2002. See Note 13 for further discussion of TEP's wholesale accounts receivable and allowances. UES' Allowance for Doubtful Accounts was $0.4 million at December 31, 2003.

REVENUE FROM LONG-TERM RESEARCH AND DEVELOPMENT CONTRACTS

UniSource Energy's income statements have included Global Solar's long-term contract revenue in Other Operating Revenues since Global Solar was consolidated on June 1, 2000. Global Solar recognized long-term contract revenue of approximately $1 million in 2003, $1 million in 2002 and $2 million in 2001. Global Solar recognized total annual research and development expense of approximately $7 million in 2003 and 2002, and $9 million in 2001. These expenses include both costs associated with revenue producing contracts and internal development costs. Global Solar derives much of its revenue from funding received under research and development contracts with various U.S. governmental agencies. Revenues on these contracts are recognized as follows:

- **Cost Reimbursement Contracts** - Revenue is recognized as costs are incurred;
- **Cost Plus Fixed Fee Contracts** - Revenues are recognized using the percentage of completion method of accounting by relating contract costs incurred to date to total contract costs; and
- **Fixed Fee Contracts** - Revenues are recognized when applicable milestones are met.

Contract costs include direct material, direct labor and overhead costs.

FUEL AND PURCHASED ENERGY COSTS

TEP

Fuel inventory, primarily coal, is recorded at weighted average cost. TEP uses full absorption costing. Under full absorption costing, all handling and procurement costs are included in the cost of the inventory. Examples of these costs are direct material, direct labor and overhead costs. TEP has long-term contracts for the purchase and transportation of coal with expiration dates from 2006 through 2020. The contracts require TEP to pay a take-or-pay fee if certain minimum quantities of coal are not purchased or transported. TEP expenses such fees as they are incurred. See *Fuel Purchase and Transportation Commitments* in Note 15, below. Fuel costs include coal mine reclamation expenses as they are charged to TEP on an ongoing basis.

UES

UNS Electric defers differences between purchased energy costs and the recovery of such costs in revenues. Future billings are adjusted for such deferrals through use of a Purchased Power and Fuel Adjustment Clause (PPFAC) approved by the ACC. The PPFAC allows for a revenue surcharge or surcredit (that adjusts the customer's base rate for delivered purchased power) to collect or return under or over recovery of costs. At December 31, 2003, UNS Electric had a liability of $0.5 million for over recovered purchased power costs that is included in Deferred Credits and Other Liabilities – Other on UniSource Energy's consolidated balance sheet.

UNS Gas defers differences between actual gas purchase costs and the recovery of such costs in revenues under a Purchase Gas Adjustor (PGA) mechanism. The PGA mechanism is intended to address the volatility of natural gas prices and allows UNS Gas to recover its costs through a price adjustor. The PGA charge may be changed monthly based on an ACC approved mechanism that compares the twelve-month rolling average gas cost to the base cost of gas, subject to limitations on how much the price per therm may change in a twelve month period. The difference between the actual cost of UNS Gas' gas supplies and transportation contracts and that currently allowed by the ACC is deferred and recovered or repaid through the PGA mechanism. When under or over recovery trigger points are met, UNS Gas may request a PGA surcharge or surcredit with the goal of collecting or returning the amount deferred from or to customers over a twelve month period. At December 31, 2003, UNS Gas had a $3.2 million asset for under recovered purchased gas costs that is included in Current Regulatory Assets on UniSource Energy's consolidated balance sheet.

INCOME TAXES

We are required by GAAP to report some of our assets and liabilities differently for our financial statements than we do for income tax purposes. The tax effects of differences in these items are reported as deferred income tax assets or liabilities in our balance sheets. We measure these tax assets and liabilities using income tax rates that are currently in effect. Federal Investment Tax Credits (ITC) as well as applicable state income tax credits are accounted for as a reduction of income tax expense in the year in which the credit arises.

We allocate income taxes to the subsidiaries based on their taxable income and deductions as reported in the consolidated and/or combined tax return filings.

EMISSIONS ALLOWANCES

Emissions Allowances are issued to qualifying utilities by the Environmental Protection Agency (EPA) based on past operational history. Each allowance permits emission of one ton of sulfur dioxide (SO_2) in its vintage year or a subsequent year. These allowances have no book value for accounting purposes but may be sold if TEP does not need them for operations. TEP also may purchase additional allowances if needed. See Note 15. TEP did not sell any excess allowances in 2003. In 2002, TEP sold 4,000 allowances that were in excess of those required for compliance to Millennium Environmental Group, Inc. (MEG) at their fair market value of $0.5 million. This intercompany sale was eliminated in UniSource Energy consolidation. MEG subsequently sold these allowances to a third party.

DERIVATIVE FINANCIAL INSTRUMENTS

TEP enters into forward contracts to purchase or sell a specified amount of capacity or energy at a specified price over a given period of time, typically for one month, three months, or one year, within established limits to take advantage of favorable market opportunities. The majority of TEP's forward contracts are considered to be normal purchases and sales and, therefore, are not required to be marked to market. However, some of these forward contracts are considered to be derivatives, which TEP marks to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

UNS Gas and UNS Electric do not currently have any contracts that are required to be marked to market.

MEG enters into swap agreements, options and forward contracts relating to Emissions Allowances and coal. MEG marks its trading contracts to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

STOCK-BASED COMPENSATION

At December 31, 2003, UniSource Energy had two stock-based compensation plans, which are described in Note 18. We account for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations.

Our stock options are granted with an exercise price equal to the market value of the stock at the date of the grant. Accordingly, no compensation expense is recorded for these awards. However, compensation expense is recognized for restricted stock, stock unit, and performance share awards over the performance/vesting period.

The following table illustrates the effect on UniSource Energy's net income and earnings per share had we applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (FAS 123), to all stock-based employee compensation awards:

	Years Ended December 31,		
	2003	2002	2001
	-Thousands of Dollars- (except per share data)		
Net Income – As Reported	**$112,617**	$ 33,275	$ 61,345
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**850**	486	544
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,840)**	(1,757)	(1,565)
Pro Forma Net Income	**$111,627**	$ 32,004	$ 60,324
Earnings per Share:			
Basic – As Reported	**$ 3.33**	$ 0.99	$ 1.84
Basic – Pro Forma	**$ 3.30**	$ 0.95	$ 1.81
Diluted – As Reported	**$ 3.28**	$ 0.97	$ 1.80
Diluted – Pro Forma	**$ 3.25**	$ 0.93	$ 1.77

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	**2002**	**2001**
Expected life (years)	**5**	5	5
Interest rate	**2.78%**	1.45%	4.70%
Volatility	**23.38%**	23.74%	23.93%
Dividend yield	**3.44%**	2.83%	2.08%
Weighted-average grant-date fair value of options granted during the period	**$2.92**	$2.90	$4.27

NEW ACCOUNTING STANDARDS

The FASB recently issued the following Statements of Financial Accounting Standards (FAS) and FASB Interpretations (FIN):

- FIN 46, *Consolidation of Variable Interest Entities*, was issued in January 2003, and was subsequently revised in December 2003. The guidance addresses when a company should include in its financial statements the assets and liabilities of another entity. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and to determine when and which business enterprises should consolidate the variable interest entity (primary beneficiary). FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosures. For public companies, the revised FIN 46 is effective for financial periods ending after March 15, 2004. Early application is permissible. Companies that implemented FIN 46 prior to its revision may continue to apply that guidance until the implementation date of the revision. The adoption of FIN 46 and revisions did not and are not expected to have a significant impact on our financial statements.

- FAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, was issued by the FASB in April 2003. FAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. FAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The provisions of FAS 149 that relate to FAS 133 Implementation Issues that have been in effect for fiscal quarters that began prior to June 15, 2003 are to be applied in accordance with their respective effective dates. The adoption of FAS 149 did not have a significant impact on our financial statements.

- FAS 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits* (revised 2003), was issued by the FASB in December 2003. FAS 132 requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans beyond those in the original Statement 132 which it replaces. FAS 132, as revised, is effective for fiscal years ending after December 15, 2003. The revised disclosure requirements are included in Note 16, below.

The Emerging Issues Task Force (EITF) published Issue No. 01-08, *Determining Whether An Arrangement Contains a Lease* (EITF 01-08), in May 2003. EITF 01-08 discusses how to determine whether an arrangement contains a lease and states that the evaluation of whether an arrangement conveys the right to use property, plant, or equipment should be based on the substance of an arrangement and that the property that is the subject of a lease must be specified (explicitly or implicitly) either at inception of the arrangement or at the beginning of the lease term. EITF 01-08 is effective for arrangements entered into or modified after July 1, 2003. Since July 1, 2003, we have not entered into any new arrangements, or modified any arrangements that would fall under this EITF.

In August 2003, the EITF also published Issue No. 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not "Held for Trading Purposes" as Defined in EITF Issue No. 02-3 (EITF 03-11). EITF 03-11 discusses whether realized gains and losses should be shown gross or net in the income statement for contracts that are not held for trading purposes, as defined in EITF 02-3, but are derivatives subject to FAS 133. Determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances with respect to the various activities of the entity. Retroactive application of EITF 03-11 is not required. Therefore, any derivative instruments that are not held for trading purposes but are subject to FAS 133 will be evaluated based on this new guidance and will be reported accordingly in the financial statements beginning January 1, 2004.

RECLASSIFICATIONS

UniSource Energy has made reclassifications to the prior year financial statements for comparative purposes. See Note 5, Note 7 and Note 21. These reclassifications had no effect on net income.

NOTE 2. PROPOSED ACQUISITION OF UNISOURCE ENERGY

On November 21, 2003, UniSource Energy and Saguaro Acquisition Corp., a Delaware corporation, entered into an acquisition agreement, providing for the acquisition of all of the common stock of UniSource Energy for $25.25 per share by an affiliate of Saguaro Utility Group L.P., an Arizona limited partnership (Saguaro Utility), whose general partner is Sage Mountain, L.L.C. and whose limited partners include investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, LLC and Wachovia Capital Partners.

Pursuant to the terms of the acquisition agreement, Saguaro Acquisition Corp., will merge with and into UniSource Energy. UniSource Energy will be the surviving corporation, and will become an indirect wholly-owned subsidiary of Saguaro Utility. Upon consummation of the acquisition, Saguaro Utility will cause the surviving corporation to pay approximately $880 million in cash to UniSource Energy's shareholders and holders of stock options, stock units, restricted stock and performance shares awarded under our stock based compensation plans.

UniSource Energy's shareholders will formally consider a proposal to approve the acquisition agreement at a meeting scheduled for March 29, 2004. We expect the acquisition, which is subject to several conditions, including receipt of certain regulatory approvals, to occur in the second half of 2004.

The acquisition agreement contains operating covenants with respect to the operations of our business pending the consummation of the acquisition. Generally, unless UniSource Energy obtains Saguaro Acquisition Corp.'s prior written consent, we must carry on our business in the ordinary course consistent with past practice and use all commercially reasonable efforts to preserve substantially intact our present business organization and present regulatory, business and employee relationships. In addition, the acquisition agreement restricts our activities, subject to the receipt of Saguaro Acquisition Corp.'s prior written consent, including the issuance or repurchase of capital stock, the amendment of organizational documents, acquisitions and dispositions of assets, capital expenditures, incurrence of indebtedness, modification of employee compensation and benefits, changes in accounting methods, discharge of liabilities, and matters relating to UniSource Energy's investment in Millennium.

Either UniSource Energy or Saguaro Acquisition Corp. may terminate the acquisition agreement in certain circumstances, including if the acquisition is not consummated by March 31, 2005, certain regulatory approvals are not obtained or our shareholders fail to approve the transaction. In certain circumstances, upon the termination of the acquisition agreement, UniSource Energy would be required to pay Saguaro Acquisition Corp.'s expenses and a termination fee in an aggregate amount of up to $25 million. See Note 15 for a description of litigation related to the acquisition of UniSource Energy by Saguaro Acquisition Corporation.

NOTE 3. ESTABLISHMENT OF UES

On August 11, 2003, UniSource Energy acquired the Arizona gas and electric system assets from Citizens for $223 million, comprised of the base purchase price plus other operating capital adjustments and transaction costs. This acquisition added over 128,000 retail gas customers and 81,000 retail electric customers in Arizona to UniSource Energy's customer base as of December 31, 2003. UniSource Energy formed two new operating companies called UNS Gas, Inc. (UNS Gas) and UNS Electric, Inc. (UNS Electric) to acquire these assets, as well as an intermediate holding company, UES, to hold the common stock of UNS Gas and UNS Electric. The operating results of UNS Gas, UNS Electric, and UES have been included in UniSource Energy's consolidated financial statements since the acquisition date.

The purchase price and the allocation of the assets acquired and the liabilities assumed based on their estimated fair market values as of the acquisition date are as follows:

Purchase Price:	-Thousands of Dollars-
Cash Paid	$218,558
Transaction Costs	4,872
Total Purchase Price	**$223,430**

Allocation of Purchase Price:	-Thousands of Dollars-
Property, Plant & Equipment	$228,001
Current Assets	33,079
Regulatory Assets	384
Other Assets	580
Long-Term Debt	(487)
Current Liabilities	(31,142)
Deferred Credits and Other Liabilities	(6,985)
Total Purchase Price	**$223,430**

RATES AND REGULATION

Concurrent with the closing of the acquisition, retail rate increases for customers of both UNS Electric and UNS Gas went into effect on August 11, 2003. These rate increases were approved by the ACC on July 3, 2003, when it approved the acquisition and the terms of the April 1, 2003 settlement agreement (UES Settlement Agreement) among UniSource Energy, Citizens, and the ACC Staff.

UNS Gas

UNS Gas is regulated by the ACC with respect to retail gas rates, the issuance of securities, and transactions with affiliated parties. UNS Gas' retail gas rates include a monthly customer charge, a base rate charge for delivery services and the cost of gas (expressed in cents per therm), and a PGA mechanism.

The related ACC order and the UES Settlement Agreement include the following terms related to UNS Gas rates:

- An increase in retail delivery base rates, effective August 11, 2003, equivalent to a 20.9% overall increase over 2001 test year retail revenues through a base rate increase.
- Fair value rate base of $142 million and allowed rate of return of 7.49%, based on a cost of capital of 9.05%, derived from a cost of equity of 11.00% and a cost of debt of 7.75% (based on a capital structure of 60% debt and 40% equity).
- The existing PGA rate may not change more than $0.15 per therm through July 2004. Thereafter, the PGA rate may not change more than $0.10 per therm.

Under the terms of the ACC order, UNS Gas may not file a general rate increase until August 2006 and any resulting rate increase shall not become effective prior to August 1, 2007.

The UES Settlement Agreement also limits dividends payable by UNS Gas to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. The ratio of common equity to total capitalization for UNS Gas is 35% at December 31, 2003.

On September 9, 2003, the ACC approved a new PGA surcharge of $0.1155 per therm that took effect on October 1, 2003.

UNS Electric

UNS Electric is regulated by the ACC with respect to retail electric rates, the issuance of securities, and transactions with affiliated parties, and by the FERC with respect to wholesale power contracts and interstate transmission service.

The ACC order and UES Settlement Agreement include the following terms related to UNS Electric rates:

- A 22% overall increase in retail rates effective August 11, 2003 from the rates previously in effect for Citizens. This reflects the implementation of a PPFAC of $0.01825 per kWh, which combined with the current base purchased power rate of $0.05194 per kWh, results in a new PPFAC rate of $0.07019. This allows UNS Electric to fully recover the cost of purchased power under its current contract with its sole energy supplier, Pinnacle West Capital Corporation (PWCC).
- UNS Electric must attempt to renegotiate the PWCC purchase power contract, and any savings that result from a renegotiated contract must be allocated in a ratio of 90% to ratepayers and 10% to shareholders.

The ACC order also requires that TEP submit in its next general rate case filing in June 2004, a feasibility study and consolidation plan, or a plan for coordination of operations of UNS Electric's operations in Santa Cruz County with those of TEP.

Under the terms of the ACC order, UNS Electric may not file a general rate increase until August 2006 and any resulting rate increase shall not become effective prior to August 1, 2007.

The UES Settlement Agreement also limits dividends payable by UNS Electric to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. The ratio of common equity to total capitalization for UNS Electric was 38% at December 31, 2003.

On November 3, 2003, UNS Electric filed a plan to open its service territories to retail electric competition. The plan is subject to review and approval by the ACC. As a result of the court decisions concerning the ACC's Retail Electric Competition Rules, we are unable to predict when and how the ACC will address this plan.

Income Statement Impact of Applying FAS 71

If UES had not applied FAS 71, net income would have been $2 million greater, primarily as a result of the recovery of deferred purchased gas costs.

Future Implications of Discontinuing Application of FAS 71

UES' regulatory assets, net of regulatory liabilities, total $1 million at December 31, 2003, and are all presently included in rate base and consequently are earning a return on investment. If UES stopped applying FAS 71 to its regulated operations, it would write off the related balances of its regulatory assets as an expense and would write off its regulatory liabilities as income on its income statement. Based on the regulatory asset and liability balances at December 31, 2003, if UES had stopped applying FAS 71 to its regulated operations, it would have recorded an extraordinary after-tax loss of $1 million. UES' cash flows would not be affected if it stopped applying FAS 71 unless a regulatory order limited its ability to recover the cost of its regulatory assets.

UES COMMITMENTS

UNS Gas has firm transportation agreements with El Paso Natural Gas (EPNG) and Transwestern Pipeline Company (Transwestern) with combined capacity sufficient to meet its load requirements. EPNG provides gas transportation service under a converted full requirements contract in which UNS Gas pays a fixed reservation charge. This contract expires in August 2011. In July 2003, FERC required the conversion of UNS Gas' full requirements status under the EPNG agreement to contract demand starting on September 1, 2003. Upon conversion to contract demand status, UNS Gas now has specific volume limits in each month and specific receipt point rights from the available supply basins (San Juan and Permian). These changes will reduce the amount of less expensive San Juan gas available to UNS Gas. The impact, however, is not expected to be material. The annual cost of the EPNG capacity after conversion to contract demand will not change. The Transwestern contract expires in January 2007. The aggregate annual minimum transportation charges are expected to be $4 million annually through August 2011 for the EPNG contract and $3 million annually through January 2007 for the Transwestern contract. UNS Gas made payments under these contracts of $2 million in 2003.

UNS Electric imports the power it purchases over the Western Area Power Administration's (WAPA) transmission lines. UNS Electric's transmission capacity agreements with WAPA provide for annual rate adjustments and expire in February 2008 and June 2011. The contract that expires in 2008 also contains a capacity adjustment clause. Under the terms of the agreements, UNS Electric's aggregate minimum fixed transmission charges are expected to be approximately $6 million in 2004 and $1 million in 2005 through 2011. UNS Electric made payments under these contracts of $2 million in 2003.

NOTE 4. TEP REGULATORY MATTERS

Upon approval of the TEP Settlement Agreement in November 1999, TEP discontinued regulatory accounting under FAS 71 for its generation operations. TEP continues to report its transmission and distribution operations under FAS 71.

TEP Settlement Agreement

In November 1999, the ACC approved the TEP Settlement Agreement between TEP and certain customer groups relating to recovery of TEP's transition costs and standard retail rates. The TEP Settlement Agreement included:

- Consumer choice: By January 1, 2001, consumer choice for energy supply was available to all customers.
- No rate increase: TEP's retail rates may not be increased until December 31, 2008. TEP expects to recover the costs of transmission and distribution under regulated unbundled rates both during and after this period.
- Recovery of transition costs: TEP's rates include Fixed and Floating Competition Transition Charge (CTC) components designated for the recovery of transition costs, including generation-related regulatory assets and a portion of TEP's generation plant assets. Retail rates will decrease by the Fixed CTC amount after TEP has recovered $450 million or on December 31, 2008, whichever occurs first. The Floating CTC equals retail rates less the price of retail electric service. The price of retail electric service includes TEP's transmission and distribution charge and a market energy component based on a market index for electric energy. Because TEP's total retail rates are effectively frozen, the Floating CTC is expected to allow TEP to recoup the balance of transition recovery assets not otherwise recovered through the Fixed CTC. The Floating CTC will end no later than December 31, 2008.
- General rate case: TEP is required to file a general rate case by June 1, 2004, including an updated cost-of-service study. TEP's rates cannot be increased as a result of this general rate case. Any decrease resulting from this rate case would be effective no sooner than June 1, 2005.

Transition Recovery Asset

TEP's Transition Recovery Asset consists of generation-related regulatory assets and a portion of TEP's generation plant asset costs. Transition costs being recovered through the Fixed CTC include: (1) the Transition Recovery Asset; (2) generation-related plant assets included in Plant in Service on the balance sheet; and (3) excess capacity deferrals related to operating and capital costs associated with Springerville Unit 2 which are being amortized as an off-balance sheet regulatory asset. These transition costs were amortized as follows:

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Millions of Dollars-		
Amortization of Transition Costs Being Recovered Through the Fixed CTC:			
Transition Costs Being Recovered Through the Fixed CTC, beginning of year	**$ 349**	$ 386	$ 419
Amortization of Transition Recovery Asset recorded on the income statement	**(31)**	(25)	(21)
Amortization of Generation-Related Plant Assets	**(5)**	(3)	(3)
Amortization of Excess Capacity Deferrals (off-balance sheet)	**(9)**	(9)	(9)
Transition Costs Being Recovered Through the Fixed CTC, end of year	**$ 304**	$ 349	$ 386

The portion of the Transition Recovery Asset that is recorded on the balance sheet was amortized as follows:

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Millions of Dollars-		
Amortization of Transition Recovery Asset Recorded on the Balance Sheet:			
Transition Recovery Asset, beginning of year	**$ 307**	$ 332	$ 353
Amortization of Transition Recovery Asset recorded on the income statement	**(31)**	(25)	(21)
Transition Recovery Asset, end of year	**$ 276**	$ 307	$ 332

The remaining transition costs being recovered through the Fixed CTC differ from the Transition Recovery Asset recorded on the balance sheet as follows:

	December 31,	
	2003	**2002**
	-Millions of Dollars-	
Transition Costs Being Recovered Through the Fixed CTC, end of year	**$ 304**	$ 349
Unamortized Generation-Related Plant Assets	**(28)**	(33)
Unamortized Excess Capacity Deferrals (off-balance sheet)	**-**	(9)
Transition Recovery Asset, end of year	**$ 276**	$ 307

The remaining Transition Recovery Asset balance will be amortized as costs are recovered through rates until TEP has recovered $450 million of transition costs or until December 31, 2008, whichever occurs first.

OTHER REGULATORY ASSETS AND LIABILITIES

In addition to the Transition Recovery Asset related to TEP's generation assets, the following regulatory assets and liabilities are being recovered through TEP's transmission and distribution businesses:

	December 31,	
	2003	**2002**
	- In Millions-	
Other Regulatory Assets		
Income Taxes Recoverable Through Future Revenues	**$ 50**	$ 57
Current Regulatory Assets	**9**	12
Other Regulatory Assets	**12**	11
Total Regulatory Assets	**$ 71**	$ 80
Other Regulatory Liabilities		
Net Cost of Removal for Interim Retirements	**$ 60**	$ 55

Regulatory assets of approximately $21 million are not presently included in rate base and consequently are not earning a return on investment. These regulatory assets are being recovered through cost of service or are authorized to be collected in future base rates. Current regulatory assets of $9 million are related to differences between expenses recorded on the accrual basis for GAAP accounting and on a pay-as-you-go basis for regulatory accounting. The remaining recovery period generally ranges from 1 to 1.5 years. Regulatory compliance costs of $9 million require specific rate action and the recovery period will be determined in the rate case to be filed in 2004. The remaining $3 million represents unamortized loss on reacquired debt that is not included in rate base, but the amortization of these costs is included in the ratemaking calculation of the cost of debt, which is a component of the cost of capital (rate of return). All regulatory assets are probable of recovery.

See Note 5 for a discussion of the amounts included in Other Regulatory Liabilities.

INCOME STATEMENT IMPACT OF APPLYING FAS 71

The amortization of TEP's regulatory assets had the following effect on UniSource Energy's income statements:

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Millions of Dollars-		
Operating Expenses			
Amortization of Transition Recovery Asset	**$ 31**	$ 25	$ 21
Interest Expense			
Long-Term Debt	-	1	1
Income Taxes	**7**	7	5

If TEP had not applied FAS 71 in these years, the above amounts would have been reflected in the income statements in prior periods. The reclassification of TEP's generation-related regulatory assets to the Transition Recovery Asset shortened the amortization period for these assets to nine years.

FUTURE IMPLICATIONS OF DISCONTINUING APPLICATION OF FAS 71

TEP continues to apply FAS 71 to its regulated operations, which include the transmission and distribution portions of its business. TEP regularly assesses whether it can continue to apply FAS 71 to these operations. If TEP stopped applying FAS 71 to its remaining regulated operations, it would write off the related balances of its regulatory assets as an expense and its regulatory liabilities as income on its income statement. Based on the regulatory asset balances, net of regulatory liabilities, at December 31, 2003, if TEP had stopped applying FAS 71 to its remaining regulated operations, it would have recorded an extraordinary after-tax loss of approximately $173 million. While regulatory orders and market conditions may affect cash flows, TEP's cash flows would not be affected if it stopped applying FAS 71 unless a regulatory order limited its ability to recover the cost of its regulatory assets.

NOTE 5. ACCOUNTING CHANGE: ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (FAS 143). It requires entities to record the fair value of a liability for a legal obligation to retire an asset in the period in which the liability is incurred. A legal obligation is a liability that a party is required to settle as a result of an existing or enacted law, statute, ordinance or contract. When the liability is initially recorded, the entity should capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is adjusted to its present value by recognizing accretion expense as an operating expense in the income statement each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss if the actual costs differ from the recorded amount.

Prior to adopting FAS 143, costs for final removal of all owned generation facilities were accrued as an additional component of depreciation expense. Under FAS 143, only the costs to remove an asset with legally binding retirement obligations will be accrued over time through accretion of the asset retirement obligation and depreciation of the capitalized asset retirement cost.

TEP has identified legal obligations to retire generation plant assets specified in land leases for its jointly-owned Navajo and Four Corners Generating Stations. The land on which these stations reside is leased from the Navajo Nation. The provisions of the leases require the lessees to remove the facilities upon request of the Navajo Nation at the expiration of the leases. TEP also has certain environmental obligations at the San Juan Generating Station (San Juan). TEP has estimated that its share of the cost to remove the Navajo and Four Corners facilities and to settle the San Juan environmental obligations will be approximately $38 million at the date of retirement. No other legal obligations to retire generation plant assets were identified. As of December 31, 2002, TEP had accrued $113 million for the final decommissioning of its generating facilities. This amount has been reclassified from accumulated depreciation to an accrued asset retirement obligation. As discussed below, this amount was reversed for 2002 and included as part of the cumulative effect of accounting change adjustment when FAS 143 was adopted on January 1, 2003.

TEP and UES have various transmission and distribution lines that operate under land leases and rights of way that contain end dates and restorative clauses. TEP and UES operate their transmission and distribution systems as if they will be operated in perpetuity and would continue to be used or sold without land remediation. As a result, TEP and UES are not recognizing the costs of final removal of the transmission and distribution lines in their financial statements. As of December 31, 2003, TEP had accrued $60 million and UES had accrued $0.6 million for the net cost of removal for interim retirements from its transmission, distribution and general plant. As of December 31, 2002, TEP had accrued $55 million for these removal costs. These amounts have been reclassified from accumulated depreciation to a regulatory liability.

Millennium and UED have no asset retirement obligations.

Upon adoption of FAS 143 on January 1, 2003, TEP recorded an asset retirement obligation of $38 million at its net present value of $1.1 million, increased depreciable assets by $0.1 million for asset retirement costs, reversed $112.8 million of costs previously accrued for final removal from accumulated depreciation, reversed previously recorded deferred tax assets of $44.2 million and recognized the cumulative effect of accounting change as a gain of $111.7 million ($67.5 million net of tax). The adoption of FAS 143 also resulted in a $6 million reduction of current depreciation expense charged throughout the year because asset retirement costs are no longer recorded as a component of depreciation expense.

The following table illustrates on a pro forma basis the amount of the asset retirement obligation as if FAS 143 had been applied during all periods presented:

	Years Ended December 31,		
	2003 Actual	2002 Pro Forma	2001 Pro Forma
	-Thousands of Dollars-		
Asset Retirement Obligation, beginning of year	**$ 1,119**	$ 1,017	$ 925
Accretion Expense	**112**	102	92
Asset Retirement Obligation, end of year	**$ 1,231**	$ 1,119	$ 1,017

The following tables illustrate on a pro forma basis the effect on UniSource Energy's net income and earnings per share as if FAS 143 had been in effect for all income statement periods presented:

	Years Ended December 31,	
	2002	2001
	-Thousands of Dollars- (except per share data)	
Net Income – As Reported	$33,275	$61,345
Adjustment to accrued expense (net of tax) as if FAS 143 had been applied effective January 1, 2001	3,461	3,341
Pro Forma Net Income	$36,736	$64,686
Basic Earnings per Share:		
As Reported	$ 0.99	$ 1.84
Adjustment to accrued expense (net of tax) as if FAS 143 had been applied effective January 1, 2001	0.10	0.10
Pro Forma	$ 1.09	$ 1.94
Diluted Earnings per Share:		
As Reported	$ 0.97	$ 1.80
Adjustment to accrued expense (net of tax) as if FAS 143 had been applied effective January 1, 2001	0.10	0.10
Pro Forma	$ 1.07	$ 1.90

Amounts recorded under FAS 143 are subject to various assumptions and determinations, such as determining whether a legal obligation exists to remove assets, estimating the fair value of the costs of removal, estimating when final removal will occur, and the credit-adjusted risk-free interest rates to be used to discount future liabilities. Changes that may arise over time with regard to these assumptions and determinations will change amounts recorded in the future as expense for asset retirement obligations.

If TEP retires any asset at the end of its useful life, without a legal obligation to do so, it will record retirement costs at that time as incurred or accrued. TEP does not believe that the adoption of FAS 143 will result in any change in retail rates since all matters relating to the rate-making treatment of TEP's generating assets were determined pursuant to the TEP Settlement Agreement.

NOTE 6. SEGMENT AND RELATED INFORMATION

Based on the way we organize our operations and evaluate performance, we have four reportable business segments:

(1) TEP, a vertically integrated electric utility business, is UniSource Energy's largest subsidiary.

(2) UES is the holding company for UNS Gas, a regulated gas distribution business; and UNS Electric, a regulated electric distribution utility business. Results from UES are for the period from August 11, 2003 through December 31, 2003 only (see Notes 1 and 3).

(3) Millennium holds interests in unregulated energy and emerging technology businesses (see Note 8).

(4) UED develops generating resources and other project development activities, including facilitating the expansion of the Springerville Generating Station. Prior to September 2002, UED owned a 20 MW gas turbine, which it leased to TEP. In September 2002, UED sold the turbine to TEP for its net book value of $15 million.

Significant reconciling adjustments consist of the elimination of intercompany activity and balances. Millennium recorded revenue from transactions with TEP of $16 million, $14 million and $13 million in 2003, 2002 and 2001, respectively. TEP's related expense is reported in Other Operations and Maintenance expense on its income statement. Millennium's revenue and TEP's related expense are eliminated in UniSource Energy consolidation. Other significant reconciling adjustments include the elimination of the intercompany note between UniSource Energy and TEP, as well as the related interest income and expense; and the elimination of UED's rental income and TEP's rental expense from UED's turbine lease to TEP prior to UED's sale of the turbine to TEP in September 2002.

As discussed in Note 1, we record our percentage share of the earnings of affiliated companies when we hold a 20% to 50% voting interest, except for investments where we provide all of the financing, in which case we recognize 100% of the losses. See Note 8. Our portion of the net income (loss) of the entities in which TEP and Millennium own a 20-50% interest or have the ability to exercise significant influence is shown below in Net Loss from Equity Method Entities.

We disclose selected financial data for our business segments in the following tables:

We disclose selected financial data for our business segments in the following tables:

2003	Segments: TEP	Segments: UES	Segments: Millennium	Segments: UED	Reconciling Adjustments	UniSource Energy Consolidated
Income Statement			-Millions of Dollars-			
Operating Revenues-External	$ 848	$ 103	$ 8	$ 11	$ -	$ 970
Operating Revenues-Intersegment	1	-	16	-	(17)	-
Depreciation and Amortization	121	5	5	-	-	131
Amortization of Transition Recovery Asset	31	-	-	-	-	31
Interest Income	31	-	-	-	(11)	20
Net Loss from Equity Method Entities	-	-	(3)	-	-	(3)
Interest Expense	161	4	1	-	1	167
Income Tax (Benefit) Expense	20	2	(10)	5	(6)	11
Net Income (Loss)	128	3	(16)	7	(9)	113
Cash Flow Statement						
Capital Expenditures	(122)	(14)	(1)	-	-	(137)
Investments in and Loans to Equity Method Entities	-	-	(2)	-	-	(2)
Balance Sheet						
Total Assets	2,736	306	144	3	(97)	3,092
Investments in Equity Method Entities	5	-	31	-	-	36
2002						
Income Statement						
Operating Revenues-External	$ 832		$ 5	$ -	$ -	$ 837
Operating Revenues-Intersegment	-		14	3	(17)	-
Depreciation and Amortization	124		4	-	-	128
Amortization of Transition Recovery Asset	25		-	-	-	25
Interest Income	29		1	-	(9)	21
Net Loss from Equity Method Entities	(1)		(3)	-	-	(4)
Interest Expense	154		1	-	-	155
Income Tax (Benefit) Expense	35		(15)	1	(4)	17
Net Income (Loss)	54		(16)	1	(6)	33
Cash Flow Statement						
Capital Expenditures	(103)		(10)	-	-	(113)
Purchase of North Loop Gas Turbine from UED	(15)		-	15	-	-
Investments in and Loans to Equity Method Entities	-		(24)	-	-	(24)
Balance Sheet						
Total Assets	2,781		151	38	(112)	2,858
Investments in Equity Method Entities	6		35	-	-	41
2001						
Income Statement						
Operating Revenues-External	$ 1,600		$ 8	$ -	$ -	$ 1,608
Operating Revenues-Intersegment	-		13	2	(15)	-
Depreciation and Amortization	117		3	-	-	120
Amortization of Transition Recovery Asset	22		-	-	-	22
Interest Income	21		3	-	(9)	15
Net Loss from Equity Method Entities	(1)		(10)	-	-	(11)
Interest Expense	159		-	-	-	159
Income Tax (Benefit) Expense	56		(5)	-	(4)	47
Net Income (Loss)	75		(9)	1	(6)	61
Cash Flow Statement						
Capital Expenditures	(104)		(17)	(1)	-	(122)
Investments in and Loans to Equity Method Entities	-		(18)	-	-	(18)
Balance Sheet						
Total Assets	2,800		176	27	(102)	2,901
Investments in Equity Method Entities	7		14	-	-	21

NOTE 7. ACCOUNTING FOR DERIVATIVE INSTRUMENTS, TRADING ACTIVITIES AND HEDGING ACTIVITIES

On January 1, 2001, TEP recorded an after-tax gain of less than $1 million in its income statement for the cumulative effect of adopting Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (FAS 133). TEP enters into forward contracts to purchase or sell a specified amount of capacity or energy at a specified price over a given period of time, typically for one month, three months, or one year, within established limits to take advantage of favorable market opportunities. In general, TEP enters into forward purchase contracts when market conditions provide the opportunity to purchase energy for its load at prices that are below the marginal cost of its supply resources or to supplement TEP's own resources (i.e., during plant outages and summer peaking periods). TEP enters into forward sales contracts when TEP forecasts that it has excess supply and the market price of energy exceeds its marginal cost. The majority of TEP's forward contracts are considered to be normal purchases and sales and, therefore, are not required to be marked to market. However, some of these forward contracts are considered to be derivatives, which TEP marks to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month. TEP manages the risk of counterparty default by performing financial credit reviews, setting limits, monitoring exposures, requiring collateral when needed, and using a standardized agreement which allows for the netting of current period exposures to and from a single counterparty.

UNS Gas and UNS Electric do not currently have any contracts that are required to be marked to market. UNS Gas does have a natural gas supply and management agreement under which it purchases substantially all of its gas requirements at market prices from BP Energy Company (BP). However, the contract terms allow UNS Gas to lock in fixed prices on a portion of its gas purchases by entering into fixed price forward contracts with BP at various times during the year. This enables UNS Gas to provide more stable prices to its customers. These purchases are made up to a year in advance with the goal of locking in fixed prices on at least 45% and not more than 80% of the expected monthly gas consumption prior to entering into the month. These forward contracts, as well as the main gas supply contract, meet the definition of normal purchases and therefore are not required to be marked to market.

MEG, a wholly-owned subsidiary of Millennium, began operations in November 2001 and enters into swap agreements, options and forward contracts relating to Emissions Allowances and coal. MEG marks its trading contracts to market by recording unrealized gains and losses and adjusting the related assets and liabilities on a monthly basis to reflect the market prices at the end of the month.

The market prices used to determine fair values for TEP's and MEG's derivative instruments are estimated based on various factors including broker quotes, exchange prices, over the counter prices and time value.

TEP's and MEG's derivative activities are reported as follows:

- TEP's net unrealized and realized gains and losses on forward sales contracts are components of Electric Wholesale Sales;
- TEP's net unrealized and realized gains and losses on forward purchase contracts are components of Purchased Power; and
- MEG's net unrealized and realized gains and losses on trading activities are components of Other Operating Revenues. Although MEG's realized gains and losses on trading activities are reported net on UniSource Energy's income statement, the related cash receipts and cash payments are reported separately on UniSource Energy's statement of cash flows.

TEP's net unrealized gains (losses) on forward contracts were as follows:

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Millions of Dollars-		
Included in Electric Wholesale Sales	**$ (1)**	$ (1)	$ 188
Included in Purchased Power Expense	**-**	2	(189)

The net pre-tax gains and losses from MEG's trading activities were less than $1 million for each of the years ended December 31, 2003, 2002 and 2001.

At December 31, 2003, the fair value of TEP's derivative liabilities was less than $1 million and is reported in Other Current Liabilities on TEP's balance sheet. At December 31, 2002, TEP had no open forward contracts that were considered derivatives. MEG's trading assets and liabilities are reported in Trading Assets and Trading Liabilities on UniSource Energy's balance sheet. The fair value of MEG's trading assets, including its Emissions Allowance inventory, was $22 million at December 31, 2003 and $15 million at December 31, 2002. The fair value of MEG's trading liabilities was $19 million at December 31, 2003 and $10 million at December 31, 2002.

TEP treated certain forward sale and purchase contracts as cash flow hedges when it adopted FAS 133 and recorded an unrealized gain/loss related to these hedges in Other Comprehensive Income. However, during 2001, new guidance was issued by the FASB which provided that certain forward power purchase or sale agreements, including capacity contracts, could be excluded from the requirements of FAS 133. TEP implemented this new guidance in 2001 and determined that the items designated as cash flow hedges upon adoption could be excluded from the FAS 133 requirements. Therefore, as these contracts settled in 2001, TEP reversed the unrealized gain/loss included in Other Comprehensive Income and recorded the realized gain/loss in the income statement. As of December 31, 2003 and December 31, 2002, TEP had no material cash flow hedges.

NOTE 8. MILLENNIUM

See Note 6 for selected financial data of Millennium.

Through affiliates, Millennium holds investments in unregulated energy and emerging technology companies. As presented in Note 6, Millennium's assets represent 5% in 2003 and 6% in 2002 of UniSource Energy's total assets. Under the acquisition agreement described in Note 2, UniSource Energy is limited as to the amount it can invest in Millennium. Consequently, Millennium's ability to provide future funding for the operations of emerging companies could be affected.

Millennium accounts for these investments under the consolidation and equity methods. In some cases, Millennium is an investment's sole funder. When this is the case, Millennium recognizes 100% of an investment's losses, because as sole provider of funds it bears all of the financial risk. To the extent that an investment becomes profitable and Millennium has recognized losses in excess of its percentage ownership, Millennium will recognize 100% of an investment's net income until Millennium's recognized losses equal its ownership percentage of losses.

A brief summary of Millennium's investments follows:

Global Solar Energy, Inc. (Global Solar) primarily develops and manufactures light weight thin-film photovoltaic cells and panels. Global Solar's target markets have included military, space and commercial applications. In 2003, Millennium increased its ownership of Global Solar to 99% from 87%. Millennium accounts for Global Solar under the consolidation method and recognizes 100% of Global Solar's losses. In 2003, Millennium funded debt and equity contributions of $10 million to Global Solar. Global Solar recognizes expense when the funding is used for research, development and administrative costs. Millennium has no remaining funding commitments to Global Solar.

Infinite Power Solutions, Inc. (IPS) develops thin-film lithium ion batteries. Millennium's ownership in IPS was reduced in 2003 from 77% to 72%. Millennium accounts for IPS under the consolidation method. In 2003, Millennium provided IPS debt and equity funding of $3 million. In 2003, Dow Corning Enterprises, Inc. (DCEI) continued to support IPS with preferred equity and debt contributions totaling $2 million. IPS recognizes expense when funding is used for research, development and administrative costs. At December 31, 2003, Millennium had committed less than an additional $1 million to IPS. In early 2004 these funds were drawn by IPS. DCEI holds warrants to purchase additional preferred shares of IPS that if exercised, could result in Millennium's ownership of IPS being reduced to as low as 59%.

MicroSat Systems, Inc. (MicroSat) develops small-scale satellites under U.S. government contracts. In February 2004, MicroSat obtained confirmation that the unfunded cost share commitment under this contract had been eliminated. The change and related adjustments will be reflected in 2004. In 2003, Millennium reduced its ownership of MicroSat to 35% from 49%. Millennium made no contributions to MicroSat in 2003. As sole funder, Millennium recognizes 100% of MicroSat's net losses. Millennium has no further funding commitments to MicroSat.

MEG is a wholly-owned subsidiary of Millennium, which manages and trades emissions allowances, coal, and related financial instruments. MEG's activities are described in Note 7.

Haddington Energy Partners II, LP (Haddington) funds energy-related investments. A member of the UniSource Energy Board of Directors has an investment in Haddington and is a managing director of the general partner of the limited partnership. Millennium committed $15 million in capital, excluding fees, to Haddington in exchange for approximately 31% of Haddington. At December 31, 2003, Millennium has funded $9 million of this commitment, of which $2 million was funded in 2003. Millennium expects the balance to be funded in the next three years. Millennium accounts for the investment under the equity method.

Valley Ventures III, LP (Valley Ventures) is a venture capital fund that invests in information technology, microelectronics and biotechnology, primarily within the Southwestern U.S. A different member of the UniSource Energy Board of Directors is a general partner of the company that manages the fund. Millennium committed $6 million, including fees, to the fund and owns approximately 15% of the fund. Millennium had funded $1 million of this commitment as of December 31, 2003. Millennium expects the balance to be funded by the end of 2007. Millennium accounts for this investment under the equity method due to an ability to exercise significant influence over the fund based on the related party disclosure above.

Carboelectrica Sabinas, S. de R.L. de C.V. (Sabinas) is a Mexican limited liability company created to develop up to 800 megawatts (MW) of coal-fired generation in the Sabinas region of Coahuila, Mexico. Sabinas also owns 19.5% of Minerales de Monclova, S.A. de C.V. (Mimosa). Mimosa is an owner of coal and associated gas reserves. Mimosa supplies metallurgical coal to the Mexican steel industry and thermal coal to the major electric utility in Mexico. Millennium owns 50% of Sabinas. Altos Hornos de Mexico, S.A. de C.V. (AHMSA) and affiliates also own 50%. Also, UniSource Energy's Chairman, President and Chief Executive Officer is a member of the board of directors of AMHSA. Since 1999, both AHMSA and Mimosa are parties to a suspension of payments procedure, under applicable Mexican law, which is the equivalent of a U.S. Chapter 11 proceeding. Under certain circumstances, Millennium has the right to sell (a put option) its interest in Sabinas to an AHMSA affiliate for $20 million plus an accrued service fee. These circumstances include failure of Sabinas to reach financial closing on the generation project within a specified time. Millennium's put option is secured by collateral initially valued in excess of $20 million. In 2003 Millennium received $1 million of returned capital from the investment. Millennium accounts for the investment in Sabinas under the equity method, however Sabinas accounts for its investment in Mimosa under the cost method.

Nations Energy Corporation (Nations Energy) is wholly owned by Millennium. Through subsidiaries, Nations Energy has a 40% interest in a 43 MW power plant in Panama. Nations Energy intends to sell its interest in this plant, whose book value is currently less than $1 million.

Nations Energy Contingency

In September 2001, Nations Energy sold its 26% equity interest in a power project located in Curacao, Netherlands Antilles to Mirant Curacao Investments, Ltd. (Mirant Curacao) a subsidiary of Mirant Corporation (Mirant). Nations Energy received $5 million in cash and an $11 million note receivable from Mirant Curacao. The note was recorded at its net present value of $8 million using an 8% discount rate, the discount being recognized as interest income over the five-year life of the note. As of December 31, 2003, Nations Energy's receivable from Mirant Curacao is approximately $10 million. The note is primarily included in Investments and Other Property – Other on UniSource Energy's balance sheet. Payments on the note receivable are expected as follows: $2 million in July 2004, $4 million in July 2005, and $5 million in July 2006.

The note is guaranteed by Mirant Americas, Inc., a subsidiary of Mirant. On July 14, 2003, Mirant, Mirant Americas, Inc. and various other Mirant companies filed for Chapter 11 bankruptcy protection. Mirant Curacao was not included in the Chapter 11 filings. Based on a review of the projected cash flows for the power project, it appears Mirant Curacao will have sufficient future cash flows to pay the note receivable and any applicable interest. However, we cannot predict the ultimate outcome that Mirant's bankruptcy will have on the collectibility of the note from Mirant Curacao. Nations Energy will continue to evaluate the collectibility of the receivable, but currently expects to collect the note in its entirety and has not recorded any reserve for this note.

Millennium Commitments

Millennium is currently finalizing possible future commitments to each of its investments to help insure that these investments conform to Millennium's business plans. Millennium's funding levels and share ownership are subject to change in the future. Millennium's outstanding equity commitments are currently limited to $6 million to Haddington and $5 million to Valley Ventures. Millennium's only remaining debt commitment, to IPS, was funded in early 2004. Millennium may commit to provide additional funding to its investments in the future.

Global Solar and MicroSat have commitments to incur future expenses relating to government contracts. The following is a table of remaining government contract commitments at:

	December 31,		
	2003	2002	2001
	-Millions of Dollars-		
Global Solar	**$ 1**	$ 3	$ -
MicroSat	**-**	6	8
Total	**$ 1**	$ 9	$ 8

NOTE 9. UTILITY PLANT AND JOINTLY-OWNED FACILITIES

UTILITY PLANT

The following table shows Utility Plant in Service by company and major class at December 31:

	2003			2002		
	- Millions of Dollars -					
	TEP	UES	UniSource Energy Consolidated	TEP	UES	UniSource Energy Consolidated
Plant in Service:						
Electric Generation Plant	$1,187	$ 5	$1,192	$1,166	$ -	$1,166
Electric Transmission Plant	531	11	542	515	-	515
Electric Distribution Plant	780	61	841	741	-	741
Gas Distribution Plant	-	120	120	-	-	-
Gas Transmission Plant	-	9	9	-	-	-
General Plant	133	10	143	130	-	130
Intangible Plant	49	2	51	46	-	46
Electric Plant Held for Future Use	1	-	1	1	-	1
Total Plant in Service	$2,681	$ 218	$2,899	$2,599	$ -	$2,599
Utility Plant under Capital Leases	$ 747	$ 1	$ 748	$ 747	$ -	$ 747

Intangible Plant primarily represents computer software costs. TEP's unamortized computer software costs were $24 million as of December 31, 2003 and $28 million as of December 31, 2002. UES' unamortized computer software costs were $2 million as of December 31, 2003.

All Utility Plant under Capital Leases is used in TEP's generation operations.

The depreciable lives currently used by TEP are as follows:

Major Class of Utility Plant in Service	Depreciable Lives
Electric Generation Plant	23-70 years
Electric Transmission Plant	10-50 years
Electric Distribution Plant	24-60 years
General Plant	5-45 years
Intangible Plant	3-10 years

In the second quarter of 2002, TEP increased its estimates of useful lives by 20 years for its Sundt Generating Station gas-fired generating units and by 15 years for its internal combustion turbines. The changes in estimates decreased depreciation expense from 2001 levels by $4 million in 2003 and by $3 million in 2002. TEP continues to evaluate the depreciable lives of its other generating stations.

See *TEP Utility Plant* in Note 1 and *TEP Capital Lease Obligations* in Note 10.

The depreciable lives currently used by UES are as follows:

Major Class of Utility Plant in Service	Depreciable Lives
Electric Generation Plant	23-40 years
Electric Transmission Plant	11-45 years
Electric Distribution Plant	14-26 years
Gas Distribution Plant	17-48 years
Gas Transmission Plant	37-55 years
General Plant	3-33 years

JOINTLY-OWNED FACILITIES

At December 31, 2003, TEP's interests in generating stations and transmission systems that are jointly-owned with other utilities were as follows:

	Percent Owned by TEP	Plant in Service *	Construction Work in Progress	Accumulated Depreciation
		-Millions of Dollars-		
San Juan Units 1 and 2	50.0%	$295	$10	$203
Navajo Station Units 1, 2 and 3	7.5	126	4	66
Four Corners Units 4 and 5	7.0	80	2	64
Transmission Facilities	7.5 to 95.0	225	-	146
Total		$726	$16	$479

*Included in Utility Plant shown above.

TEP has financed or provided funds for the above facilities and TEP's share of their operating expenses is reflected in the income statements. See Note 15 for commitments related to TEP's jointly-owned facilities.

NOTE 10. DEBT AND CAPITAL LEASE OBLIGATIONS

UNISOURCE ENERGY DEBT

UniSource Energy summarizes its consolidated long-term debt in the statements of capitalization.

Bridge Loan

In August 2003, UniSource Energy borrowed $35 million from a financial institution in the form of short-term debt to help finance the purchase of Citizens Arizona electric and gas utility assets. The funds were used as an equity contribution in the capitalization of UES. On October 24, 2003, as required by the debt agreement, UniSource Energy repaid the $35 million loan upon the financial close of the Springerville Unit 3 project. See Note 14.

TEP LONG-TERM DEBT

Long-term debt matures more than one year from the date of the financial statements. TEP summarizes its long-term debt in the statements of capitalization.

TEP made the required sinking fund payments of $2 million on its First Mortgage IDBs in each of 2003 and 2002. TEP redeemed $0.4 million of its 8.5% First Mortgage Bonds in each of 2003 and 2002. TEP did not issue any new bonds in 2003 or 2002.

TEP OTHER DEBT AND AGREEMENTS

First and Second Mortgage

TEP's first and second mortgage indentures create liens on and security interests in most of TEP's utility plant assets, with the exception of Springerville Unit 2. San Carlos Resources Inc., a wholly-owned subsidiary of TEP, holds title to Springerville Unit 2. Utility Plant under Capital Leases is not subject to such liens or available to TEP creditors, other than the lessors. The net book value of TEP's utility plant subject to the lien of the indentures was $1,124 million at December 31, 2003.

Bank Credit Agreement

In November 2002, TEP entered into a new $401 million Credit Agreement to replace the credit facilities provided under its then existing $441 million Credit Agreement that would have expired December 30, 2002. The new agreement provided a $60 million Revolving Credit Facility and two Letter of Credit facilities (Tranche A and Tranche B; collectively, LOC) totaling $341 million. The Revolving Credit Facility, used to provide liquidity for general corporate purposes, is a 364-day facility that was to expire on November 13, 2003. In October 2003, TEP's revolving credit lenders agreed to extend the Revolving Credit Facility under the same terms and conditions to November 11, 2004. The LOC secures the payment of principal and interest on $329 million of tax-exempt variable rate bonds (IDBs). Tranche A provides $135 million and expires in January 2006; Tranche B provides $206 million and expires in November 2006. The facilities are collateralized by $401 million of Second Mortgage Bonds.

The Credit Agreement contains a number of restrictive covenants, including restrictions on additional indebtedness, liens, sale of assets or mergers and sale-leasebacks. The proposed acquisition of UniSource Energy by an affiliate of Saguaro Utility, as discussed in Note 2, is not restricted by these covenants. The Credit Agreement also contains several financial covenants including net worth, cash coverage and leverage tests. As of December 31, 2003, TEP was in compliance with these financial covenants.

At December 31, 2003 and 2002, TEP had no outstanding borrowings under the Revolving Credit Facility. When TEP borrows under the Revolving Credit Facility, the borrowing costs are at a variable interest rate consisting of a spread over the London Interbank Offered Rate (LIBOR) or an alternate base rate. The spread is based upon a pricing grid tied to TEP's credit ratings. Also, TEP pays an annual commitment fee on the unused portion of the Revolving Credit Facility and a fee on the LOC facilities. The chart below shows the per annum rates and fees in effect on TEP's Credit Facilities as of December 31, 2003, based on its credit ratings, as well as the possible range of rates and fees if TEP's credit ratings were to change:

	Current Rate / Fee	Range of Rates / Fees
Revolving Credit Facility		
• Commitment Fee	0.35%	0.25% to 0.40%
• Borrowing Rate (spread over LIBOR)	4.00%	3.50% to 4.25%
Tranche A LOCs (including LOC Fronting Fee)	4.25%	3.75% to 4.50%
Tranche B LOCs (including LOC Fronting Fee)	5.75%	5.75%

TEP CAPITAL LEASE OBLIGATIONS

The terms of TEP's capital leases are as follows:

- The Sundt Lease has an initial term to January 2011 and provides for renewal periods of two or more years through 2020.
- The Springerville Common Facilities Leases have an initial term to December 2017 for one lease and January 2021 for the other two leases, subject to optional renewal periods of two or more years through 2025.
- The Springerville Unit 1 Leases have an initial term to January 2015 and provide for renewal periods of three or more years through 2030.
- The Springerville Coal Handling Facilities Leases have an initial term to April 2015 and provide for one renewal period of six years, then additional renewal periods of five or more years through 2035.

Springerville Lease Debt and Equity

TEP held Springerville Unit 1 lease debt totaling $100 million at December 31, 2003 and $108 million at December 31, 2002. In 2003, TEP made no additional purchases of Springerville Unit 1 lease debt, but received principal payments related to its investment in Springerville Unit 1 lease debt of $7 million. In 2002, TEP purchased $36 million of Springerville Unit 1 lease debt.

At December 31, 2003 and December 31, 2002, TEP held $79 million and $84 million, respectively, of Springerville Coal Handling Facilities lease debt and equity. TEP purchased a 13% ownership interest in the Springerville Coal Handling Facilities Leases for $13 million in December 2001 and all $96 million of the debt related to these capital leases in January 2002. In March 2002, TEP terminated the lease related to its equity interest and cancelled the associated debt. As a result of the lease termination, TEP recorded a $21 million reduction to the capital lease obligation, a $27 million reduction of its investment, and a $6 million increase in the capital lease asset, which represents the residual value of TEP's interest in the leased asset and is carried at cost.

TEP recognizes interest income on these investments. TEP's purchases of lease debt and equity are reflected in investing activities on TEP's cash flow statements.

In 1985, TEP sold and leased back its undivided one-half ownership interest in the common facilities at the Springerville Generating Station. Under the terms of the Springerville Common Facilities Leases, TEP must periodically arrange for refinancing or refunding of the secured notes underlying the leases prior to the named date in order to avoid a special event of loss. TEP was required to arrange for the refinancing of the lease debt prior to the special event of loss date of June 30, 2003 or the leases would have been terminated and TEP would have been required to repurchase the facilities for $125 million. TEP finalized the arrangements for the refinancing of $70 million of lease debt on June 26, 2003 and the special event of loss date was reset for June 30, 2006. TEP incurred a total of $0.3 million in debt costs related to the refinancing. These costs were deferred and are being amortized over a three year period. Interest on the new debt is payable at LIBOR plus 4.25%. The LIBOR rate is reset every six months and the rate in effect on December 31, 2003 was 0.99%, which resulted in a total interest rate on the lease debt of 5.24% at year end. Prior to the refinancing, the interest rate was LIBOR plus 2.50%.

UES LONG-TERM DEBT

Senior Unsecured Notes

On August 11, 2003, UNS Gas and UNS Electric issued a total of $160 million of aggregate principal amount of senior unsecured notes in a private placement. Proceeds from the note issuance were paid to Citizens to purchase the Arizona gas and electric system assets. UNS Gas issued $50 million of 6.23% notes due August 11, 2011 and $50 million of 6.23% notes due August 11, 2015. UNS Electric issued $60 million of 7.61% notes due August 11, 2008. All three series of notes may be prepaid with a make-whole call premium reflecting a discount rate equal to an equivalent maturity U.S. Treasury security yield plus 50 basis points. UNS Gas and UNS Electric incurred a total of $2 million in debt costs related to the issuance of the notes. These costs were deferred and are being amortized over the life of the notes. The notes are guaranteed by UES.

The note purchase agreements for both UNS Gas and UNS Electric contain certain restrictive covenants, including restrictions on transactions with affiliates, mergers, liens to secure indebtedness, restricted payments, incurrence of indebtedness, and minimum net worth. For purposes of these notes, net worth equals common stock equity less amounts attributable to minority interests and intangible assets not recoverable through rates. The actual and required minimum net worth levels at December 31, 2003 were as follows:

	Required Minimum Net Worth	Actual Net Worth
	-Millions of Dollars-	
UES	$ 50	$ 90
UNS Gas	43	53
UNS Electric	26	37

The incurrence of indebtedness covenant requires each of UNS Gas and UNS Electric to meet certain tests before an additional dollar of indebtedness may be incurred. These tests include (a) a ratio of Consolidated Long-Term Debt to Consolidated Total Capitalization of no greater than 0.67 to 1.00 prior to September 30, 2004, and no greater than 0.65 to 1.00 after September 30, 2004, and (b) an Interest Coverage Ratio (a measure of cash flow to cover interest expense) of at least 2.50 to 1.00. However, UNS Gas and UNS Electric may, without meeting these tests, refinance indebtedness and incur short-term debt in an amount not to exceed $7 million in the case of UNS Gas, and $5 million in the case of UNS Electric. Neither UNS Gas, nor UNS Electric, may declare or make distributions or dividends (restricted payments) on their common stock unless (a) immediately after giving effect to such action no default or event of default would exist under such company's note purchase agreement and (b) immediately after giving effect to such action, such company would be permitted to incur an additional dollar of indebtedness under the debt incurrence test for such company. As of December 31, 2003, UNS Gas and UNS Electric were in compliance with the terms of the note purchase agreements.

MEG LINE OF CREDIT

MEG has a $5 million bank line of credit for the purpose of issuing letters of credit to counterparties to support its emissions allowance and coal trading activities. As of December 31, 2003, MEG had $5 million in outstanding LOCs. This facility expires in March 2005.

MATURITIES AND SINKING FUND REQUIREMENTS

Long-term debt, including sinking funds, and lease obligations mature on the following dates:

	IDBs Supported by LOCs	Scheduled Long-Term Debt Retirements	Capital Lease Obligations	TEP Total	UES	UniSource Energy Total
			-Millions of Dollars-			
2004	$ -	$ 2	$ 120	$ 122	$ -	$ 122
2005	-	2	120	122	-	122
2006	329	21	122	472	-	472
2007	-	1	127	128	-	128
2008	-	29	120	149	61	210
Total 2004 – 2008	329	55	609	993	61	1,054
Thereafter	-	744	836	1,580	100	1,680
Less: Imputed Interest	-	-	(633)	(633)	-	(633)
Total	$ 329	$ 799	$ 812	$ 1,940	$ 161	$ 2,101

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments are as follows:

	December 31,			
	2003		**2002**	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	-Millions of Dollars-			
Assets:				
TEP Springerville Lease Debt Securities (included in Investments and Other Property)	**$ 179**	**$ 198**	$ 192	$ 196
Liabilities:				
TEP First Mortgage Bonds – Fixed Rate:				
Corporate	**27**	**27**	27	28
IDBs	**55**	**55**	57	57
First Collateral Trust Bonds	**138**	**155**	138	140
TEP Second Mortgage Bonds – IDBs (Variable Rate)	**329**	**329**	329	329
TEP Unsecured IDBs – Fixed Rate	**579**	**582**	579	569
UES Senior Unsecured Notes	**160**	**160**	-	-

See Note 10 for a description of TEP's investment in Springerville Lease Debt. TEP intends to hold the $179 million investment in Springerville Lease Debt Securities to maturity ($46 million matures through January 1, 2009, $78 million matures through July 1, 2011, and $55 million matures through January 1, 2013). This investment is stated at amortized cost, which means the purchase cost has been adjusted for the amortization of the premium and discount to maturity. TEP bases the fair value of this investment on quoted market prices for the same or similar debt.

TEP considers the principal amounts of variable rate debt outstanding to be reasonable estimates of their fair value. TEP determined the fair value of its fixed rate obligations including the Corporate First Mortgage Bonds, the First Mortgage Bonds-IDBs, First Collateral Trust Bonds and the Unsecured IDBs by calculating the present value of the cash flows of each fixed rate obligation. TEP used a rate consistent with market yields generally available as of December 2003 for 2003 amounts and December 2002 for 2002 amounts for bonds with similar characteristics with respect to credit rating, time-to-maturity, and the tax status of the bond coupon for federal income tax purposes. The use of different market assumptions and/or estimation methodologies may yield different estimated fair value amounts.

UES considers the principal amounts of the $160 million of senior unsecured notes issued in August 2003 to be reasonable estimates of their fair value. In addition to being issued recently, the notes were privately placed and not assigned credit ratings by the major credit rating agencies, making the notes difficult to value based on bonds with comparable credit ratings, time-to-maturity, and trading patterns.

The carrying amounts of our current assets and liabilities approximate fair value.

NOTE 12. STOCKHOLDERS' EQUITY

DIVIDEND LIMITATIONS

UniSource Energy

In February 2004, UniSource Energy declared a quarterly dividend to the shareholders of $0.16 per share of UniSource Energy Common Stock. The dividend, totaling approximately $5 million, was paid on March 10, 2004 to common shareholders of record as of February 17, 2004. In 2003, UniSource Energy paid quarterly dividends to the shareholders of $0.15 per share, for a total of $0.60 per share, or $20 million, for the year. During 2002, UniSource Energy paid quarterly dividends to the shareholders of $0.125 per share, for a total of $0.50 per share, or $17 million, for the year. During 2001, UniSource Energy paid quarterly dividends to the shareholders of $0.10 per share, for a total of $0.40 per share, or $13 million, for the year.

Our ability to pay cash dividends on common stock outstanding depends, in part, upon cash flows from our subsidiaries: TEP, UES, Millennium and UED. Additionally, pending consummation of the acquisition discussed in Note 2, UniSource Energy's quarterly dividend payment is limited to no more than $0.16 per share in 2004 and $0.17 per share in 2005.

TEP

TEP paid dividends of $80 million in 2003, $35 million in 2002, and $50 million in 2001. UniSource Energy is the primary holder of TEP's common stock. TEP met the following requirements before paying these dividends:

- **Bank Credit Agreement**

During 2001 and 2002, TEP's bank Credit Agreement allowed TEP to pay dividends as long as TEP maintained compliance with the agreement and met its financial covenants. TEP's new Credit Agreement as of November 2002 applies those same restrictions as well as restricting TEP's dividends to 65% of TEP's consolidated net income as long as the Tranche B LOCs are outstanding.

- **ACC Holding Company Order**

The ACC Holding Company Order does not allow TEP to pay dividends in excess of 75% of its annual earnings until TEP's equity ratio equals 37.5% of total capitalization, excluding capital lease obligations. The UES Settlement Agreement, as approved by the ACC, modifies this dividend limitation so that it will remain in place until TEP's common equity equals 40% of total capitalization (excluding capital lease obligations).

- **Federal Power Act**

This Act states that dividends shall not be paid out of funds properly included in capital accounts. TEP's 2003, 2002 and 2001 dividends were paid from current year earnings.

UES

UES did not pay any dividends to UniSource Energy in 2003. UES' ability to pay dividends is limited by restrictions placed on its subsidiaries, UNS Gas and UNS Electric. As discussed in Note 3, the UES Settlement Agreement limits dividends payable by both UNS Gas and UNS Electric to UniSource Energy to 75% of earnings until the ratio of common equity to total capitalization reaches 40%. Additionally, the terms of the senior unsecured note agreements entered into by both UNS Gas and UNS Electric contain dividend restrictions. See Note 10.

Millennium and UED

Millennium did not pay any dividends to UniSource Energy in 2003, 2002 or 2001. UED paid a dividend to UniSource Energy of $50 million in 2003. UED did not pay any dividends in 2002 or 2001. Millennium and UED have no dividend restrictions.

UNISOURCE ENERGY SHAREHOLDER RIGHTS PLAN

In March 1999, UniSource Energy adopted a Shareholder Rights Plan. As of April 1, 1999, each Common Stock shareholder receives one Right for each share held. Each Right initially allows shareholders to purchase UniSource Energy's Series X Preferred Stock at a specified purchase price. However, the Rights are exercisable only if a person or group (the "acquirer") acquires or commences a tender offer to acquire 15% or more of UniSource Energy Common Stock. Each Right would entitle the holder (except the acquirer) to purchase a number of shares of UniSource Energy Common or Preferred Stock (or, in the case of a merger of UniSource Energy into another person or group, common stock of the acquiring person) having a fair market value equal to twice the specified purchase price. At any time until any person or group has acquired 15% or more of the Common Stock, UniSource Energy may redeem the Rights at a redemption price of $0.001 per Right. The Rights trade automatically with the Common Stock when it is bought and sold. The Rights expire on March 31, 2009. The proposed acquisition of UniSource Energy, as discussed in Note 2, will not be an event that triggers the provisions of the Shareholder Rights Plan as the proposed acquisition was approved by the UniSource Energy Board of Directors.

NOTE 13. TEP WHOLESALE ACCOUNTS RECEIVABLE AND ALLOWANCES

At December 31, 2003, TEP's Allowance for Doubtful Accounts on the balance sheet includes $10 million related to 2001 and 2000 sales to the California Power Exchange (CPX) and the California Independent System Operator (CISO). At December 31, 2002, the allowance for these receivables was approximately $8 million.

CPX and CISO

TEP's collection shortfall from the CPX and the CISO was approximately $9 million for sales made in 2000 and $7 million for sales made in 2001. Since that time, the FERC has held hearings and the FERC staff has proposed various methodologies for calculating amounts of refunds/offsets applicable to wholesale sales made into the CISO's spot markets from October 2000 to June 2001. As of December 31, 2002, TEP had reserved $8 million, or 50%, of its outstanding receivable based on the amount TEP believed would be collected. Based upon a FERC order in March 2003 (as reaffirmed by the FERC on October 16, 2003), TEP estimated that it may receive approximately $6 million of its $16 million receivable. This represents amounts owed to TEP net of TEP's estimated refund liability. Therefore, in the first quarter of 2003, TEP increased its reserve for sales to the CPX and the CISO by $2 million by recording a reduction of wholesale revenues.

There are several other outstanding legal issues, complaints and lawsuits concerning the California energy crisis related to the FERC, wholesale power suppliers, Southern California Edison Company, Pacific Gas and Electric Company, the CPX and the CISO. We cannot predict the outcome of these issues or lawsuits. We believe, however, that TEP is adequately reserved for its transactions with the CPX and the CISO.

TEP's Accounts Receivable from Electric Wholesale Sales are included in Trade Accounts Receivable on the balance sheet. TEP's wholesale receivables, net of allowances, totaled $26 million at December 31, 2003 and $31 million at December 31, 2002. Excluding the receivables from the CPX and the CISO, as described above, substantially all of the December 31, 2003 wholesale receivable balance has been collected as of the date of this filing.

Enron

In late 2001, Enron filed for bankruptcy protection. At that time, TEP had an outstanding receivable from Enron of $0.8 million. In early 2003, a FERC order recommended that Enron no longer be allowed to trade and within a few days thereafter, Enron was delisted from its stock exchange. As a result, in the first quarter of 2003, TEP increased its allowance for doubtful accounts for its sales to Enron by $0.4 million, to fully reserve its $0.8 million receivable from Enron. In November 2003, TEP unconditionally sold its claim against Enron for $0.5 million and reversed both the recorded receivable and the related allowance.

NOTE 14. SPRINGERVILLE EXPANSION

On October 21, 2003 (the Closing Date), UED, TEP, Tri-State Generation and Transmission Association, Inc. (Tri-State) and Salt River Project Agricultural Improvement and Power District (SRP) entered into an Amended and Restated Joint Development Agreement, which provides for the development of two 400 MW coal-fired units at TEP's existing Springerville Generating Station by parties other than TEP.

On the Closing Date, TEP transferred the right to construct Unit 3, together with associated rights, to Tri-State. Tri-State completed financing of Unit 3 on that date and immediately began construction. Once the unit is completed, Tri-State will lease 100% of Unit 3 through a 34-year leveraged lease agreement with GE Structured Finance and will take 300 MW of the 400 MW capacity.

Under the Joint Development Agreement, SRP will purchase 100 MW of Unit 3's capacity from Tri-State under a 30-year power purchase agreement and will have the right to construct and own Unit 4 at a later date. If SRP decides to construct Unit 4, TEP and Tri-State may be required to find a replacement purchaser for SRP's 100 MW power purchase obligation from Unit 3. If TEP and Tri-State are unable to find a replacement purchaser, TEP would then purchase 100 MW of output from Unit 4, beginning with its commercial operation.

TEP executed contracts to provide operating, maintenance and other services to Units 3 and 4. TEP also agreed to purchase up to 100 MW of Tri-State system capacity for no more than five years from the time Unit 3 begins commercial operation, which we expect to occur in December 2006. TEP will benefit from approximately $90 million in upgraded emissions control equipment for Units 1 and 2 and other facilities at the Springerville Generating Station that will be paid for by the Unit 3 project. Due to the transfer of Unit 3 rights to Tri-State, in November 2003 TEP deposited $17 million with TEP's Second Mortgage Trustee.

On the Closing Date, UED received reimbursement of all project development costs which it incurred in connection with Units 3 and 4 of approximately $29 million, plus a development fee (including accrued interest on development funds advanced) of $11 million. We recognized the development fee as income in the fourth quarter of 2003. On October 24, 2003, UniSource Energy repaid its $35 million short-term bridge loan with the proceeds.

NOTE 15. COMMITMENTS AND CONTINGENCIES

TEP COMMITMENTS

Purchase and Transportation Commitments

In 2003, the ACC issued the Track B Order which defined the competitive bidding process TEP must use to obtain capacity and energy requirements beyond what is supplied by TEP's existing resources. For the period 2003 through 2006, TEP estimated this to be approximately 0.5% of its retail load in the first year and gradually increasing over the period. This order further required TEP to bid out short-term energy purchases that it estimated it will make in the 2003 to 2006 period. The order does not require TEP to purchase any power that it deems to be uneconomical, unreasonable or unreliable. In 2003, TEP entered into two power purchase agreements for the period 2003 through 2006 as listed below:

- PPL Energy Plus, LLC supplied 37 MW from June 2003 through December 2003 and will supply 75 MW from January 2004 through December 2006, under a unit contingent contract.
- Panda Gila River generating station will supply 50 MW on-peak from June through September, from 2003 (which has been supplied) through 2005, under a unit contingent contract between TEP and Panda Gila River, L.P.

These purchases are intended to provide adequate reserve margins during the summer peak period. In 2003, TEP made $7 million of payments under these contracts.

TEP has several long-term contracts for the purchase and transportation of coal with expiration dates from 2006 through 2020. The total amount paid under these contracts depends on the number of tons of coal purchased and transported. All of these contracts (i) include a price adjustment clause that will affect the future cost of coal and (ii) require TEP to pay a take-or-pay charge or liquidated damages if certain minimum quantities of coal are not purchased and/or transported. TEP's present fuel requirements are in excess of the take-or-pay minimums. At times, TEP has purchased coal from other suppliers, resulting in take-or-pay minimum charges, but a lower overall cost of fuel. TEP made payments under these contracts of $167 million in 2003, $161 million in 2002, and $173 million in 2001.

TEP entered into a Gas Procurement Agreement with Southwest Gas Corporation effective June 1, 2001 with a primary term of five years. The contract provided for a minimum volume obligation during the first two years of 10 million MMBtus annually. TEP negotiated new pricing and a lower minimum annual volume obligation of 4 million MMBtus for 2004. However, TEP expects to use more gas than this minimum requirement. In the event TEP purchases fewer MMBtus, TEP is obligated to pay only the transportation component for any shortfall. TEP will negotiate terms for the remaining life of the contract in late 2004. TEP made payments under this contract of $34 million in 2003, $33 million in 2002 and $28 million in 2001.

At December 31, 2003, TEP estimates its future minimum payments under these contracts to be:

	Purchase Obligations
	-Millions of Dollars-
2004	$ 91
2005	90
2006	87
2007	77
2008	77
Total 2004 – 2008	422
Thereafter	424
Total	$ 846

Operating Leases

TEP, Millennium, UES and UED have entered into operating leases, primarily for office facilities and computer equipment, with varying terms, provisions, and expiration dates. UniSource Energy's consolidated operating lease expense was $3 million in each of 2003, 2002 and 2001. TEP's operating lease expense was $2 million in each of 2003, 2002, and 2001. UniSource Energy and TEP's estimated future minimum payments under non-cancelable operating leases at December 31, 2003 are as follows:

	Operating Leases
	-Millions of Dollars-
2004	$ 3
2005	2
2006	2
2007	2
2008	1
Total 2004 – 2008	10
Thereafter	6
Total	$ 16

Environmental Regulation

The 1990 Federal Clean Air Act Amendments call for reductions of SO_2 and nitrogen oxide (NOx) emissions in two phases. TEP is subject only to Phase II of the SO_2 and NOx emissions reductions which was effective January 1, 2000. All of TEP's generating facilities (except existing internal combustion turbines) are affected. TEP capitalized $11 million in 2003 and $8 million in 2002 and 2001 in construction costs to comply with environmental requirements and expects to capitalize $6 million in 2004 and 2005. In addition, TEP recorded expenses of $8 million in 2003 and $6 million in 2002 and 2001 related to environmental compliance, including the cost of lime used to scrub the stacks. TEP expects environmental expenses to be $7 million in 2004 and 2005.

In 1993, TEP's generating units affected by Phase II were allocated SO_2 Emissions Allowances based on past operational history. Beginning in the year 2000, Phase II generating units were required to hold Emissions Allowances equal to the level of emissions in the compliance year or pay penalties and offset excess emissions in future years. TEP had sufficient Emissions Allowances to comply with the Phase II SO_2 regulations for compliance year 2003. However, due to increased energy output and potential changes in the legislation affecting SO_2 Emission Allowances allocation, TEP may have to purchase additional Emissions Allowances for future compliance years. Based on current estimates of additional required Emissions Allowances and market prices, TEP believes that purchases of Emissions Allowances will not have a material effect on TEP.

The EPA has issued a determination that coal and oil-fired electric utility steam generating units must control their mercury emissions. Final regulations are expected to be issued in December 2004. TEP may incur additional costs to comply with recent and future changes in federal and state environmental laws, regulations and permit requirements at existing electric generating facilities. Compliance with these changes may result in a reduction in operating efficiency.

Income Tax Assessments

In 2003, the Arizona Department of Revenue issued a preliminary audit report regarding its examination of state income tax returns for the period of 1990 through 2000. The initial review of the report resulted in a combined additional expense of $1 million recorded on TEP and Nations Energy.

In 2002, the IRS audit for 1997-2000 was settled, and after reviewing the impact of the audit findings as well as the effect of tax positions established in relation to future tax years, TEP reversed $1 million of the deferred tax valuation allowance. See Note 16.

In 2001, the IRS audit of 1994, 1995 and 1996 tax years was settled. After reviewing the impact of the final assessment on TEP's accrued tax liabilities and the potential for assessments related to later tax years, no adjustments to the deferred tax valuation allowance were deemed necessary in 2001.

UES COMMITMENTS

See Note 3 for a description of UES' commitments.

MILLENNIUM COMMITMENTS AND CONTINGENCY

See Note 8 for a description of Millennium's commitments and contingency.

UNISOURCE ENERGY CONTINGENCIES

Litigation Concerning the Proposed Acquisition Agreement

On November 24, 2003 two shareholder derivative lawsuits, McBride v. Pignatelli, et al. and Zetooney v. Pignatelli, et al., were filed in the Superior Court of the State of Arizona relating to the acquisition. In these two lawsuits, which are virtually identical, the plaintiffs allege that UniSource Energy's Board of Directors, in its consideration and approval of the acquisition agreement, breached its fiduciary duty to UniSource Energy's shareholders in approving the acquisition agreement. The plaintiffs, who request that their suits be permitted to proceed as class actions, seek damages and an order from the court declaring that UniSource Energy's Board of

Directors has breached its fiduciary duties to UniSource Energy's shareholders, ordering that UniSource Energy's Board of Directors take the steps specified in the complaint to correct the alleged breaches of fiduciary duty and enjoining the acquisition from proceeding. UniSource Energy believes that these lawsuits are without merit and will vigorously defend them.

Acquisition Fees

UniSource Energy has entered into agreements with New Harbor Incorporated (New Harbor) and Morgan Stanley & Co. Incorporated (Morgan Stanley) in connection with the acquisition of UniSource Energy by Saguaro Utility. The transaction fee payable to New Harbor is $9 million. UniSource Energy paid New Harbor $2 million upon announcement of the transaction in November 2003, with the balance of the transaction fee contingent and payable upon the closing of the transaction. UniSource Energy paid Morgan Stanley $1 million in November 2003, and will pay Morgan Stanley $0.4 million contingent and payable upon shareholders approving the transaction and $1 million contingent and payable upon the acquisition closing. UniSource Energy has agreed to pay Morgan Stanley a transaction fee of up to $4 million, including their monthly advisory fee, in connection with the acquisition.

In certain circumstances, in the event of termination of the acquisition agreement, UniSource Energy would be required to pay Saguaro Acquisition Corp.'s expenses and a termination fee in an aggregate amount of up to $25 million.

TEP CONTINGENCIES

Springerville Generating Station Complaint

Environmental activist groups have expressed concerns regarding the construction of any new units at the Springerville Generating Station. In January 2003, environmental activist groups appealed an ACC Order affirming the ACC's approval of the expansion at the Springerville Generating Station to the Superior Court of the State of Arizona. On October 22, 2003, the Superior Court affirmed the ACC's issuance of the Certificate of Environmental Compatibility for Springerville Generating Station. The Court granted TEP and the ACC's motion for summary judgment from the environmental activist groups. The environmental activist groups appealed the Superior Court decision on December 30, 2003 and filed an amended notice of appeal on January 2, 2004.

In November 2001, the Grand Canyon Trust (GCT), an environmental activist group, filed a complaint in U.S. District Court against TEP for alleged violations of the Clean Air Act at the Springerville Generating Station. The complaint alleged that more stringent emission standards should apply to Units 1 and 2. These standards would require new permits and the installation of additional facilities, meeting Best Available Control Technology standards, for the continued operation of Units 1 and 2. In 2002, the U.S. District Court granted TEP's motion for summary judgment on one of the primary issues in the case: whether TEP commenced construction within 18 months and/or by March 19, 1979, after the original 1977 air permit covering Units 1 and 2 was issued. The Court found that TEP had commenced construction of the Springerville Generating Station in the time periods required by the original permits. There were two remaining allegations: that (a) TEP discontinued construction for a period of 18 months or longer and did not complete construction in a reasonable period of time, and (b) TEP did not commence construction, for purposes of New Source Performance Standard applicability, by September 18, 1978. On March 4, 2003, the U.S. District Court determined that the GCT had not commenced the case on a timely basis and dismissed the case. The GCT has appealed this decision to the U.S. Court of Appeals.

TEP believes these claims are without merit and intends to vigorously contest them.

Litigation and Claims Related to San Juan Generating Station

On May 16, 2002, the GCT and the Sierra Club filed a citizen lawsuit under the Clean Air Act in federal district court in New Mexico against Public Service Company of New Mexico (PNM) as operator of San Juan. TEP owns 50% of San Juan Units 1 and 2, which equates to 19.8% of the total San Juan Station. The lawsuit alleges two violations of the Clean Air Act and related regulations and permits. One of the two claims, concerning the initial permitting of San Juan, was dismissed by the court in August 2003. The remaining claim went to trial in November 2003 with a decision expected in early 2004, and alleged that PNM violated its present Title V operating permit by exceeding the 20% opacity standard on numerous occasions between 1998 and 2002; opacity is a means to monitor the particulate matter contained in an emission.

In September 2003, the New Mexico Environment Department (NMED) notified PNM, operator of San Juan, of alleged excess emissions and opacity in violation of the permits at San Juan. The NMED issued a draft compliance order assessing unspecified civil penalties. PNM has entered into discussions with the NMED concerning the alleged excess emissions and opacity violations. No compliance order has been issued in this matter.

Based on the information available to date, TEP does not believe resolution of these matters will be material to TEP.

Postretirement and Pension Benefit Costs at Various Generating Stations

The coal suppliers to Springerville Generating Station and each of TEP's remote generating stations have submitted demands for payment by TEP of postretirement and pension benefit costs for these coal suppliers' employees under the coal supply agreements with TEP. Peabody Western Coal Company (Peabody), the coal supplier to the Navajo Generating Station, has filed a lawsuit against the participants at Navajo, including TEP, for retiree postretirement benefit costs. TEP owns 7.5% of the Navajo Generating Station. In December 2003, the Navajo participants and Peabody agreed to stay the discovery process in this litigation until August 31, 2004 to give the parties time to explore a possible settlement. To the extent that amounts become known and payment probable, TEP will record a liability for additional postretirement and pension benefit costs at the Springerville, Navajo, and San Juan Generating Stations. TEP does not expect any settlement to be material to TEP.

The claim for postretirement at Four Corners was settled as part of the coal contract extension. TEP paid $0.3 million for postretirement benefits in settlement in September 2003.

Environmental Reclamation at Remote Generating Stations

TEP pays on-going reclamation costs at each of its remote generating stations, and it is probable that TEP will have to pay a portion of final reclamation costs at the coal mines which supply the remote generating stations. In June 2003, TEP received an estimate of the reclamation liability at the coal mine that supplies San Juan in which post-term reclamation activities are assumed to occur over a 16-year period beginning in 2028. The expected aggregate undiscounted reclamation liability totals $122 million of which TEP's portion of the liability, based on its ownership of San Juan, totals $24 million. The present value of TEP's liability for post-term reclamation at a 10% credit-adjusted risk free rate approximates $7 million at December 31, 2017, the expiration date of the coal supply agreement, and will be recognized over the remaining term of the coal supply agreement. At December 31, 2003, TEP has recorded $0.3 million of its post-term reclamation liability at San Juan. Amounts recorded for post-term reclamation are subject to various assumptions and determinations, such as estimating the costs of reclamation, estimating when final reclamation will occur, and the credit-adjusted risk-free interest rate to be used to discount future liabilities. Changes that may arise over time with regard to these assumptions and determinations will change amounts recorded in the future as expense for post-term reclamation. TEP does not believe that recognition of its post-term reclamation obligation at San Juan will be material to TEP in any single year since recognition occurs over the remaining 14 year life of its coal supply agreement.

Although a cost is probable at TEP's other remote generating stations, it is not possible at this time to reasonably estimate the amount of any obligation for final reclamation because remediation alternatives have not yet advanced to the stage where a reasonable estimate of any cost can be made. As amounts become known, TEP will recognize a liability for final reclamation over the remaining lives of its coal supply agreements.

RESOLUTION OF TEP COMMITMENTS AND CONTINGENCIES

Litigation Related to San Juan Coal Company

In August 2003, San Juan Coal Company, the coal supplier to San Juan, entered into a settlement agreement with Dugan Production Corp. (Dugan). The San Juan Coal Company, through leases with the federal government and the State of New Mexico, owns coal interests with respect to an underground mine. Dugan, through leases with the federal government, the State of New Mexico and certain private parties, owns certain oil and gas interests in portions of the land used for the underground mine. Dugan alleged that San Juan Coal Company's underground coal mining operations have or will interfere with Dugan's gas production and will reduce the amount of natural gas that Dugan would otherwise be entitled to recover. The settlement agreement provides that San Juan Coal Company will compensate Dugan for any remaining gas production from a well when San Juan Coal Company determines that mining activity is close enough to warrant shutting down a well. Dugan agreed not to drill any additional wells. This settlement is not expected to be material to TEP.

Sundt Coal Contract Termination

In the third quarter of 2002, TEP terminated a coal supply agreement for the Sundt Generating Station. As a result, TEP recorded a pre-tax charge of $11 million and made an $11 million payment in the third quarter of 2002. The additional expense was mitigated by TEP not being required to make a take-or-pay penalty payment of approximately $3 million for the year 2002 and subsequent years.

San Juan Coal Contract Amendment

In September 2000, TEP terminated the San Juan Generating Station's coal supply contract and entered into a new coal supply contract, replacing two surface mining operations with one underground operation. To terminate the contract, TEP made a $15 million payment in December 2002. In September 2000, as a result of this scheduled payment, TEP recorded a pre-tax $13 million Coal Contract Amendment Fee expense and a non-current liability which equaled the present value of the $15 million payment. TEP recognized interest expense, included in the Interest Imputed on Losses Recorded at Present Value line item on the income statements, and increased its liability until the payment was made.

GUARANTEES AND INDEMNITIES

In the normal course of business, UniSource Energy and certain subsidiaries, including TEP, enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. We enter into these agreements primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis. The most significant of these guarantees are 1) UES' guarantee of $160 million of aggregate principal amount of senior unsecured notes issued by UNS Gas and UNS Electric to purchase the Citizens Arizona gas and electric system assets, 2) UniSource Energy's guarantee of approximately $22 million in natural gas transportation and supply payments in addition to building lease payments for UNS Gas, UNS Electric, and subsidiaries of Millennium, and 3) Millennium's guarantee of approximately $5 million in commodity-related payments for MEG at December 31, 2003. To the extent liabilities exist under the contracts subject to these guarantees, such liabilities are included in UniSource Energy's consolidated balance sheets.

In addition, UniSource Energy and its subsidiaries have indemnified the purchasers of interests in certain investments from additional taxes due for years prior to the sale. The terms of the indemnifications provide for no limitation on potential future payments; however, we believe that we have abided by all tax laws and paid all tax obligations. We have not made any payments under the terms of these indemnifications to date.

We believe that the likelihood UniSource Energy, TEP, UES, or Millennium would be required to perform or otherwise incur any significant losses associated with any of these guarantees or indemnities is remote.

NOTE 16. INCOME AND OTHER TAXES

INCOME TAXES

Deferred tax assets (liabilities) consist of the following:

	December 31, 2003	December 31, 2002
	-Millions of Dollars-	
Gross Deferred Income Tax Liabilities		
Plant – Net	**$ (479)**	$ (397)
Income Taxes Recoverable Through Future Revenues Regulatory Asset	**(20)**	(23)
Transition Recovery Asset	**(109)**	(122)
Other	**(30)**	(26)
Gross Deferred Income Tax Liability	**(638)**	(568)
Gross Deferred Income Tax Assets		
Capital Lease Obligations	**337**	350
Net Operating Loss Carryforwards (NOL)	**30**	14
Investment Tax Credit Carryforwards	**9**	6
Alternative Minimum Tax Credit (AMT)	**83**	91
Accrued Postretirement Benefits	**17**	16
Emission Allowance Inventory	**14**	15
Coal Contract Termination Fees	**16**	18
Springerville Coal Handling Facility	**7**	9
Reserve for Uncollectible Accounts	**4**	4
Unregulated Investment Losses	**30**	23
Other	**25**	25
Gross Deferred Income Tax Asset	**572**	571
Deferred Tax Assets Valuation Allowance	**(9)**	(22)
Net Deferred Income Tax Liability	**$ (75)**	$ (19)

The net deferred income tax liability is included in the balance sheets in the following accounts:

	December 31, 2003	December 31, 2002
	-Millions of Dollars-	
Deferred Income Taxes – Current Assets	**$ 16**	$ 16
Deferred Income Taxes – Noncurrent Liabilities	**(91)**	(35)
Net Deferred Income Tax Liability	**$ (75)**	$ (19)

We record deferred tax liabilities for amounts that will increase income taxes on future tax returns. We record deferred tax assets for amounts that could be used to reduce income taxes on future tax returns. We record a Deferred Tax Assets Valuation Allowance for the amount of Deferred Tax Assets that we may not be able to use on future tax returns. We estimate the valuation allowance based on our interpretation of the tax rules, prior tax audits, tax planning strategies, scheduled reversal of deferred tax liabilities, and projected future taxable income.

The valuation allowance of $9 million at December 31, 2003 and $22 million at December 31, 2002, which reduces the Deferred Tax Asset balance, relates to NOL and Investment Tax Credit (ITC) carryforward amounts. The decrease of $15 million reflects UniSource Energy's expectation to be able to use a portion of these carryforward amounts on future tax returns, primarily based on guidance issued by the Internal Revenue Service in September 2003. In the future if UniSource Energy determines that it is probable that we will not be able to use all or a portion of the NOL and ITC carryforward amounts, then UniSource Energy would record a valuation allowance and recognize tax expense. Factors that could cause us to record a valuation allowance would be a change in expected future taxable income or a change in tax filing status due to the proposed acquisition. See Note 2, Proposed Acquisition of UniSource Energy. The valuation allowance of $9 million remaining at December 31, 2003 relates to losses generated by the Millennium entities. In the future, if UniSource Energy and the Millennium entities determine that all or a portion of the remaining amounts may be used on tax returns, then UniSource Energy and the Millennium entities would reduce the valuation allowance and recognize a tax benefit of up to $9 million. The primary factor that could cause the Millennium entities to recognize a tax benefit would be a change in expected future taxable income.

In 2002, the Deferred Tax Assets Valuation Allowance decreased $1 million due primarily to the settlement of audits. In 2001, there was no change in the Deferred Tax Assets Valuation Allowance.

In 2003, the deferred tax liability for timing differences related to Plant-Net increased $82 million. This increase is primarily due to the reversal of previously recorded deferred tax assets of $44 million related to the adoption of FAS 143 (see Note 5), and the recognition of additional deferred tax liabilities of $8 million due to the election of bonus depreciation for federal income tax purposes and $30 million due to a change in the method of capitalizing indirect costs for income tax purposes.

In 2003, UniSource Energy recognized $0.8 million of tax and interest expense in anticipation of settlement of state income tax audits and settlement of a state sales tax audit. These amounts are included in current and deferred tax expense (benefit) in the following table.

In 2002, UniSource Energy recognized a tax benefit of $1.5 million as a result of final agreement with the IRS on audit issues and a tax benefit of $1.0 million from recognition of losses generated by the sale of a Nations Energy foreign entity.

In 2003, the tax effect of the exercise of certain employee stock options that are recognized differently for financial reporting and tax purposes was not recorded as a timing difference, but rather was credited to shareholder's equity. This resulted in a $0.8 million increase to the capital of UniSource Energy. Additionally, in 2003, UniSource Energy incurred certain legal and advisory fees that result in no current or future tax deductions, creating current tax expense with no deferred asset, otherwise known as a permanent difference.

Income tax expense (benefit) included in the income statements consists of the following:

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Millions of Dollars-		
Current Tax Expense			
Federal	**$ 10**	$ 19	$ 24
State	**5**	7	11
Total	**15**	26	35
Deferred Tax Expense (Benefit)			
Federal	**12**	(1)	16
State	**(1)**	(7)	(4)
Total	**11**	(8)	12
Reduction in Valuation Allowance – Benefit	**(15)**	(1)	-
Total Federal and State Income Tax Expense Before Cumulative Effect of Accounting Change	**11**	17	47
Tax on Cumulative Effect of Accounting Change (See Note 5)	**44**	-	-
Total Federal and State Income Tax Expense Including Cumulative Effect of Accounting Change	**$ 55**	$ 17	$ 47

The differences between the income tax expense and the amount obtained by multiplying pre-tax income by the U.S. statutory federal income tax rate of 35% are as follows:

	Years Ended December 31, 2003	2002	2001
	-Millions of Dollars-		
Federal Income Tax Expense at Statutory Rate	**$ 20**	$ 18	$ 38
State Income Tax Expense, Net of Federal Deduction	**3**	2	5
Depreciation Differences (Flow Through Basis)	**4**	4	5
Federal/State Credits	**(2)**	(4)	-
Reduction in Valuation Allowance – Benefit	**(15)**	(1)	-
Other	**1**	(2)	(1)
Total Federal and State Income Tax Expense Before Cumulative Effect of Accounting Change	**$ 11**	$ 17	$ 47

The Total Federal and State Income Tax Expense in the tables above is included on UniSource Energy's income statements.

At December 31, 2003, UniSource Energy had, for federal and state income tax filing purposes, the following carryforward amounts:

	UniSource Energy	
	Amount -Millions of Dollars-	**Expiring Year**
Net Operating Losses	**$ 83**	**2006-2023**
Investment Tax Credit	**9**	**2004-2023**
AMT Credit	**83**	**-**

Of the $83 million in NOL carryforward, $18 million is subject to limitation. Due to a reorganization of certain Millennium entities in December 2002, $18 million of Federal and State net operating losses are subject to limitation. The future utilization of these losses is dependant upon the generation of sufficient future taxable income at the separate company level.

OTHER TAXES

TEP and UES act as conduits or collection agents for excise tax (sales tax) as well as franchise fees and regulatory assessments. They record liabilities payable to governmental agencies when they bill their customers for these amounts. Neither the amounts billed nor payable are reflected in the income statement.

NOTE 17. EMPLOYEE BENEFIT PLANS

PENSION BENEFIT PLANS

TEP and UES maintain noncontributory, defined benefit pension plans for substantially all regular employees and certain affiliate employees. Benefits are based on years of service and the employee's average compensation. TEP and UES fund the plans by contributing at least the minimum amount required under Internal Revenue Service regulations. Additionally, we provide supplemental retirement benefits to certain employees whose benefits are limited by IRS benefit or compensation limitations.

OTHER POSTRETIREMENT BENEFIT PLANS

TEP provides limited health care and life insurance benefits for retirees. All regular employees may become eligible for these benefits if they reach retirement age while working for TEP or an affiliate.

TEP amended its other postretirement benefit plan to cap Medicare supplement payments for all current retirees under age 65 and all classified employees retiring after December 31, 2002 and eliminate post-65 medical benefits for all salaried employees retiring after January 1, 2002. These amendments required TEP to recalculate benefits related to participants' past service. TEP is amortizing the change in the benefit cost from these plan amendments on a straight-line basis over 10 years.

UniSource Energy acquired the Arizona gas and electric system assets from Citizens on August 11, 2003, assuming a $2 million liability for postretirement medical benefits for current retirees and a small group of active employees. The majority of UES employees do not currently participate in the postretirement medical plan.

The ACC allows TEP and UES to recover postretirement costs through rates only as benefit payments are made to or on behalf of retirees. The postretirement benefits are currently funded entirely on a pay-as-you-go basis. Under current accounting guidance, TEP and UES cannot record a regulatory asset for the excess of expense calculated per Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, over actual benefit payments.

The actuarial present values of the pension benefit obligations and other postretirement benefit plans were measured at December 1. The change in benefit obligation and plan assets and reconciliation of the funded status are as follows:

	Pension Benefits		Other Postretirement Benefits	
	Years Ended December 31,			
	2003	2002	2003	2002
	-Millions of Dollars-			
Change in Benefit Obligation				
Benefit Obligation at Beginning of Year	**$ 133**	$ 117	**$ 59**	$ 59
Actuarial (Gain) Loss	**16**	10	**3**	8
Interest Cost	**9**	8	**4**	4
Service Cost	**5**	4	**2**	2
Benefits Paid	**(5)**	(6)	**(2)**	(2)
Plan Amendments	**4**	-	**-**	(12)
Acquisition	**-**	-	**2**	-
Benefit Obligation at End of Year	**162**	133	**68**	59
Change in Plan Assets				
Fair Value of Plan Assets at Beginning of Year	**106**	120	**-**	-
Actual Return on Plan Assets	**20**	(14)	**-**	-
Benefits Paid	**(5)**	(6)	**(2)**	(2)
Employer Contributions	**3**	6	**2**	2
Fair Value of Plan Assets at End of Year	**124**	106	**-**	-
Reconciliation of Funded Status to Balance Sheet				
Funded Status (Difference between Benefit Obligation and Fair Value of Plan Assets)	**(38)**	(27)	**(68)**	(59)
Unrecognized Net (Gain) Loss	**37**	34	**33**	32
Unrecognized Prior Service Cost	**15**	14	**(11)**	(12)
Net Amount Recognized in the Balance Sheets	**$ 14**	$ 21	**$ (46)**	$ (39)
Amounts Recognized in the Balance Sheets Consist of:				
Prepaid Pension Costs Included in Other Assets	**$ 10**	$ 13	**$ -**	$ -
Accrued Benefit Liability Included in Other Liabilities	**(9)**	(10)	**(46)**	(39)
Intangible Asset Included in Other Assets	**10**	11	**-**	-
Accumulated Other Comprehensive Income	**3**	7	**-**	-
Net Amount Recognized	**$ 14**	$ 21	**$ (46)**	$ (39)

The accumulated benefit obligation for all defined benefit pension plans was $130 million and $109 million at December 31, 2003 and 2002, respectively.

	December 31, 2003	December 31, 2002
	-Millions of Dollars-	
Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets:		
Projected Benefit Obligation at End of Year	$ 87	$ 71
Accumulated Benefit Obligation at End of Year	70	59
Fair Value of Plan Assets at End of Year	$ 61	$ 50

The components of net periodic benefit costs are as follows:

	Pension Benefits			Other Postretirement Benefits		
	Years Ended December 31,					
	2003	2002	2001	2003	2002	2001
	-Millions of Dollars-					
Components of Net Periodic Cost						
Service Cost	$ 5	$ 5	$ 4	$ 2	$ 2	$ 2
Interest Cost	9	8	7	4	4	4
Expected Return on Plan Assets	(9)	(11)	(12)	-	-	-
Prior Service Cost Amortization	2	2	2	(1)	-	-
Recognized Actuarial (Gain) Loss	2	-	(2)	2	2	2
Amortization of Transition Asset	-	-	-	-	-	-
Net Periodic Benefits Cost (Benefit)	$ 9	$ 4	$ (1)	$ 7	$ 8	$ 8

For all pension plans, prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

Additional Information	Pension Benefits		Other Postretirement Benefits	
	Years Ended December 31,			
	2003	2002	2003	2002
	-Millions of Dollars-			
Minimum Pension Liability Included in Other Comprehensive Income	$3	$7	N/A	N/A

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Weighted-Average Assumptions Used to Determine Benefit Obligations as of December 1,				
Discount Rate	6.25%	6.75%	5.50%	6.75%
Rate of Compensation Increase	4.00%	4.00%	-	-

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31,				
Discount Rate	6.75%	7.25%	6.75%	7.25%
Rate of Compensation Increase	4.00%	4.00%	-	-
Expected Return on Plan Assets	8.75%	9.00%	-	-

Net periodic benefit cost is subject to various assumptions and determinations, such as the discount rate, the rate of compensation increase, and the expected return on plan assets. We estimated the expected return on plan assets based on a review of the plans' asset allocations and consultations with a third-party investment consultant and the plans' actuary considering market and economic indicators, historical market returns, correlations and volatility, central banks' and government treasury departments' forecasts and objectives, and recent professional or academic research. Changes that may arise over time with regard to these assumptions and determinations will change amounts recorded in the future as net periodic benefit cost.

	December 31,	
	2003	2002
Assumed Health Care Cost Trend Rates		
Health Care Cost Trend Rate Assumed for Next Year	12.10%	12.00%
Ultimate Health Care Cost Trend Rate Assumed	5.00%	5.00%
Year that the Rate Reaches the Ultimate Trend Rate	2013	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the December 31, 2003 amounts:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
	-Millions of Dollars-	
Effect on Total of Service and Interest Cost Components	$ 1	$ (1)
Effect on Postretirement Benefit Obligation	$ 5	$ (5)

Plan Assets

TEP calculates the market-related value of plan assets using the fair value of plan assets on the measurement date. TEP's pension plan asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Plan Assets December 31,	
	2003	2002
Asset Category		
Equity Securities	68.1%	59.2%
Debt Securities	18.2%	24.1%
Real Estate	13.7%	15.1%
Other	-	1.6%
Total	100.0%	100.0%

TEP's investment policy for the pension plans targets a range of exposure to the various asset classes surrounding the following allocations: equity securities 65%, debt securities 23% and real estate 12%. TEP rebalances the portfolio periodically when the portfolio allocation is not within the desired range of exposure. The plan seeks to provide returns in excess of the portfolio benchmark. The portfolio benchmark consists of the following indices: 55% S&P 500; 10% MSCI EAFE; 23% Lehman Aggregate; and 12% NCREIF. A third party investment consultant track's the plan's portfolio relative to the benchmark and provides quarterly investment reviews which consist of a performance and risk assessment on all investment managers and on the portfolio.

Certain managers within the plan use, or have authorization to use, derivative financial instruments for risk management purposes or as a part of their investment strategy. Currency hedges have also been used for defensive purposes. Leverage is used by real estate managers but is limited by investment policy.

The UES pension plan is not yet funded but is expected to follow a similar investment policy and target asset allocation strategy.

Contributions

TEP expects to contribute $6 million to its pension plans in 2004 and UES expects to contribute $0.5 million.

DEFINED CONTRIBUTION PLANS

TEP and UES sponsor defined contribution savings plans that are offered to all eligible employees. Certain affiliate employees are also eligible to participate. The plans are qualified 401(k) plans under the Internal Revenue Code. In a defined contribution plan, the benefits a participant is to receive result from regular contributions to a participant account. Participants direct the investment of contributions to certain funds in their account. Matching contributions to participant accounts are made under these plans. Matching contributions to these plans were approximately $3 million in each of 2003, 2002 and 2001.

NOTE 18. STOCK-BASED COMPENSATION PLANS

We have two stock-based compensation plans, the 1994 Outside Director Stock Option Plan (Directors' Plan) and the 1994 Omnibus Stock and Incentive Plan (Omnibus Plan). The Directors' Plan provided for annual awards of non-qualified stock options and restricted shares or stock units to each eligible director. The Omnibus Plan allowed the Compensation Committee, a committee of non-employee directors, to grant the following types of awards to each eligible employee: stock options; stock appreciation rights; restricted stock; stock units; performance shares; and dividend equivalents.

Under the Directors' Plan and the Omnibus Plan, we were previously authorized to grant up to a total of 324,000 and 4.1 million shares, respectively. The acquisition agreement discussed in Note 2 limits the amount of capital stock that UniSource Energy can issue under its stock plans, and requires that all of UniSource Energy's stock plans must be terminated effective as of the closing of the acquisition.

At December 31, 2003, we had stock options, stock units, performance shares and restricted stock grants outstanding as discussed below.

Stock Options

We granted stock options to key TEP and Millennium employees and members of the Board of Directors during 2003, 2002, and 2001. All stock options were granted at exercise prices equal to the market price of the common stock at the grant date. Options vest over three years, become exercisable in one-third increments on each anniversary date of the grant and expire on the tenth anniversary of the grant.

A summary of the stock option activity of the Directors' Plan and Omnibus Plan is as follows:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options Outstanding, Beginning of Year	**2,576,469**	**$15.77**	2,075,421	$15.05	1,918,264	$14.36
Granted	**120,236**	**$17.77**	590,000	$18.14	410,000	$17.96
Exercised	**(199,400)**	**$13.72**	(64,851)	$14.42	(177,602)	$14.56
Forfeited	**(14,625)**	**$14.23**	(24,101)	$15.43	(75,241)	$14.60
Options Outstanding, End of Year	**2,482,680**	**$16.04**	2,576,469	$15.77	2,075,421	$15.05
Options Exercisable, End of Year	**1,676,803**	**$15.27**	1,441,829	$14.47	1,081,349	$14.38

Exercise Price Range of Options Outstanding at December 31, 2003: $11.00 to $18.84

Weighted Average Remaining Contractual Life at December 31, 2003: 6.30 years

As discussed in Note 1, we apply APB 25 in accounting for our stock option plans. We have not recognized any compensation cost for these options because our stock options are granted with an exercise price equal to the market value of the stock at the grant date. We have also adopted the disclosure-only provisions of FAS 123. We present, in Note 1, the effect on net income and earnings per share as if the company had applied the fair value recognition provisions of FAS 123, as required by FAS 148.

Stock options awarded on January 1, 2002 accrue dividend equivalents that are paid in cash on the earlier of the date of exercise of the underlying option or the date the option expires. Compensation expense is recognized as dividends are declared. In 2003 and 2002, we recognized compensation expense of $0.3 million for dividend equivalents on stock option grants.

Restricted Stock and Stock Units

In 2003 and 2002, we granted restricted stock awards to directors totaling 5,157 shares and 4,644 shares, respectively. The grant date fair value of the shares was $17.44 per share in 2003 and $19.35 per share in 2002. Directors may elect to receive stock units in lieu of restricted shares. The restricted shares or stock units become 100% vested on the third anniversary of the grant date. Compensation expense equal to the fair market value on the date of the award is recognized over the vesting period. We recorded compensation expense of less than $0.1 million in 2003 and 2002 related to these awards.

There were no new stock unit awards granted under the Omnibus Plan in 2003, 2002 or 2001. When awards are granted, compensation expense equal to the fair market value on the date of the award is recognized over a three or four year vesting period. We recognized compensation expense related to earlier awards of less than $1 million in each of the last three years.

Fully vested but undistributed stock unit awards accrue dividend equivalent stock units based on the fair market value of common shares on the date the dividend is paid. Compensation expense is recognized when dividends are declared. We recorded compensation expense of $0.2 million in 2003 for dividend equivalent stock units.

Performance Shares

In May 2003, the Board of Directors approved a grant of performance shares to key employees under the Omnibus Plan. The shares may be awarded at the end of a three-year performance period based on goal attainment. Exceptional performance will result in an award of 134,000 shares. The grant date fair value was $17.84 per share. Compensation expense is recorded over the performance period based on the anticipated number and market value of shares to be awarded. Compensation expense of $0.7 million was recorded in 2003 for this new incentive plan.

NOTE 19. UNISOURCE ENERGY EARNINGS PER SHARE (EPS)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS assumes that proceeds from the hypothetical exercise of stock options and other stock-based awards are used to repurchase outstanding shares of stock at the average fair market price during the reporting period. The numerator in calculating both basic and diluted earnings per share for each period is Net Income. The following table shows the effects of potential dilutive common stock on the weighted average number of shares:

	Years Ended December 31,		
	2003	**2002**	**2001**
	- In Thousands-		
Denominator:			
Average Shares of Common Stock Outstanding	**33,828**	33,665	33,398
Effect of Dilutive Securities:			
Warrants	**-**	81	143
Options and Stock Issuable under Employee Benefit Plans and the Directors' Plan	**511**	476	625
Total Shares	**34,339**	34,222	34,166

Options to purchase an average of 274,000 and 525,000 shares of common stock were outstanding during the years 2003 and 2002, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock.

At December 31, 2003, UniSource Energy had no outstanding warrants. There were 4.6 million warrants that were exercisable into TEP common stock until December 15, 2002, when they expired. The dilutive effect of these warrants was the same as it would have been if the warrants were exercisable into UniSource Energy Common Stock.

NOTE 20. SUPPLEMENTAL CASH FLOW INFORMATION

A reconciliation of net income to net cash flows from operating activities follows:

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Thousands of Dollars-		
Net Income	**$112,617**	$ 33,275	$ 61,345
Adjustments to Reconcile Net Income			
To Net Cash Flows			
Cumulative Effect of Accounting Change-Net of Tax	**(67,471)**	-	(470)
Depreciation and Amortization Expense	**130,643**	127,923	120,346
Depreciation Recorded to Fuel and Other O&M Expense	**6,230**	5,701	6,001
Coal Contract Amendment Fee	-	(14,248)	-
Amortization of Transition Recovery Asset	**31,184**	24,554	21,609
Net Unrealized Loss (Gain) on TEP Forward Electric Sales	**761**	1,302	(187,721)
Net Unrealized (Gain) Loss on TEP Forward Electric Purchases	**(378)**	(1,835)	189,036
Net Unrealized (Gain) Loss on MEG Trading Activities	**(1,046)**	(188)	32
Amortization of Deferred Debt-Related Costs included in Interest Expense	**2,972**	2,058	1,996
Provision for Bad Debts	**4,820**	1,688	(529)
Deferred Income Taxes	**20,001**	2,066	8,005
Losses from Equity Method Entities	**2,984**	3,560	2,516
Gain on Sale of Nations Energy's Curacao Project	-	-	(10,737)
Gain on Sale of Real Estate	**(467)**	-	(1,572)
Other	**23,083**	(15,811)	1,264
Changes in Assets and Liabilities which Provided (Used) Cash Exclusive of Changes Shown Separately			
Accounts Receivable	**(15,547)**	40,465	(3,577)
Materials and Fuel Inventory	**(7,412)**	(2,118)	(653)
Accounts Payable	**(7,944)**	(35,193)	17,626
Interest Accrued	**13,151**	18,542	10,191
Taxes Accrued	**9,538**	(9,096)	(907)
Other Current Assets	**(7,011)**	(12,199)	(14,094)
Other Current Liabilities	**8,934**	2,517	(4,328)
Net Cash Flows – Operating Activities	**$259,642**	$172,963	$215,379

Non-cash investing and financing activities of UniSource Energy that affected recognized assets and liabilities but did not result in cash receipts or payments were as follows:

	Years Ended December 31,		
	2003	**2002**	**2001**
	-Thousands of Dollars-		
Capital Lease Obligations	**$ 10,731**	$ 11,604	$ 20,743
Note Receivable Received From the Sale of Nations Energy's Curacao Project	-	-	8,300

The non-cash change in capital lease obligations represents interest accrued for accounting purposes in excess of interest payments in 2003, 2002, and 2001.

On August 11, 2003, UniSource Energy acquired the Arizona gas and electric system assets from Citizens for $223 million, comprised of the base purchase price plus other operating capital adjustments and transaction costs. In conjunction with the acquisition, liabilities were assumed as follows:

	- Thousands of Dollars -
Fair Value of Assets Acquired	$262,044
Liabilities Assumed	38,614
Assets/Liabilities Purchased	$223,430
Cash Paid for Citizens Assets	$218,558
Transaction Costs	4,872
Total Purchase Price	$223,430

NOTE 21. QUARTERLY FINANCIAL DATA (UNAUDITED)

Our quarterly financial information has not been audited but, in management's opinion, includes all adjustments necessary for a fair presentation. Our utility business is seasonal in nature with the peak sales periods generally occurring during the summer months. Accordingly, comparisons among quarters of a year may not represent overall trends and changes in operations.

	First	Second	Third	Fourth
	-Thousands of Dollars- (except per share data)			
2003				
Operating Revenues	$173,657	$212,073	$302,935	$281,230
Operating Income	13,597	43,115	82,574	61,427
Income (Loss) Before Cumulative Effect of Accounting Change	(14,201)	4,583	26,684	28,080
Cumulative Effect of Accounting Change – Net of Tax	67,471	-	-	-
Net Income	53,270	4,583	26,684	28,080
Basic EPS:				
Income (Loss) Before Cumulative Effect of Accounting Change	(0.42)	0.14	0.79	0.83
Cumulative Effect of Accounting Change – Net of Tax	2.00	-	-	-
Net Income	1.58	0.14	0.79	0.83
Diluted EPS:				
Income (Loss) Before Cumulative Effect of Accounting Change	(0.42)	0.13	0.78	0.81
Cumulative Effect of Accounting Change – Net of Tax	2.00	-	-	-
Net Income	1.58	0.13	0.78	0.81
2002				
Operating Revenues	$168,513	$227,001	$250,260	$191,130
Operating Income	25,349	52,728	65,430	42,369
Net Income (Loss)	(6,314)	11,888	22,819	4,882
Basic EPS	(0.19)	0.35	0.68	0.14
Diluted EPS	(0.19)	0.35	0.67	0.14

EPS is computed independently for each of the quarters presented. Therefore, the sum of the quarterly EPS amounts may not equal the total for the year.

The principal unusual items for UniSource Energy include:

- **First Quarter 2003:** TEP recorded an after-tax gain of $67 million for the cumulative effect of adopting FAS 143. See Note 5.

- **Fourth Quarter 2003:** TEP recognized a $15 million tax benefit due to a reduction in its NOL valuation allowance. See Note 16. UniSource Energy recorded $3 million of acquisition-related fees, 80% of which were allocated to TEP. These fees do not result in a current or future tax deduction. See Note 16.
- **Third Quarter 2002**: TEP recorded a one-time $11 million pre-tax expense related to the termination of the Sundt coal contract. See Note 15. TEP also recognized a $2 million tax benefit due to the resolution of various tax items. See Note 16.
- **Fourth Quarter 2003**: UED recognized an $11 million pre-tax development fee for closing the Springerville expansion project. See Note 14. This quarter also includes the first full quarter of activity for UES which was established on August 11, 2003. UES contributed Operating Revenues of $69 million, Operating Income of $7 million and Net Income of $3 million to fourth quarter results.
- **Third Quarter 2002**: Millennium recognized a $3 million tax benefit due to the resolution of various tax items. See Note 16.

Reclassifications

In the third quarter of 2002, TEP began reporting purchase and sale transactions under a Resource Management agreement with one of its counterparties on a net basis, because TEP's purchases and sales to this counterparty exactly offset each other and are made only for scheduling purposes. TEP reclassified Purchased Power related to its purchases from the counterparty as a reduction of Electric Wholesale Sales related to its sales to the counterparty. This reclassification to a net presentation was based on TEP's interpretation of EITF 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent"*. In the fourth quarter of 2003, TEP identified an additional contract with a subsidiary of the same counterparty that required a similar reclassification.

In the fourth quarter of 2003, TEP changed its income statement presentation of unrealized gains and losses on derivatives. Net unrealized gains and losses on forward sales contracts are now presented as a component of Electric Wholesale Sales and net unrealized gains and losses on forward purchase contracts are presented as a component of Purchased Power expense consistent with the presentation of realized gains and losses on such contracts. Previously the unrealized gains and losses on forward sales and purchase contracts were combined in a separate line item under Operating Revenues.

	First	Second	Third	Fourth
	-Thousands of Dollars-			
2003				
Operating Revenues – As Reported	$173,166	$211,341	$302,798	$281,230
Reclassification	491	732	137	-
Operating Revenues – Restated	173,657	212,073	302,935	281,230
Operating Income – As Reported	13,133	42,212	82,574	61,427
Reclassification	464	903	-	-
Operating Income – Restated	13,597	43,115	82,574	61,427
2002				
Operating Revenues – As Reported	$171,195	$227,203	$258,765	$199,278
Reclassification	(2,682)	(202)	(8,505)	(8,148)
Operating Revenues — Restated	168,513	227,001	250,260	191,130
Operating Income – As Reported	24,686	51,971	65,430	41,993
Reclassification	663	757	-	376
Operating Income – Restated	25,349	52,728	65,430	42,369

GLOSSARY OF TERMS

The abbreviations and acronyms used in the 2003 Annual Report are defined below:

ACC	Arizona Corporation Commission.
ACC Holding Company Order.	The order approved by the ACC in November 1997 allowing TEP to form a holding company.
AHMSA	Altos Hornos de Mexico, S.A. de C.V. AHMSA owns 50% of Sabinas.
AMT	Alternative Minimum Tax.
APS	Arizona Public Service Company.
Btu	British thermal unit(s).
Capacity	The ability to produce power; the most power a unit can produce or the maximum that can be taken under a contract; measured in MWs.
CISO	California Independent System Operator.
Citizens	Citizens Communications Company.
Citizens Settlement Agreement	An agreement with the ACC Staff dated April 1, 2003, addressing rate case and financing issues in the acquisition by UniSource Energy of the Citizens' Arizona gas and electric assets.
Common Stock	UniSource Energy's common stock, without par value.
Company or UniSource Energy	UniSource Energy Corporation.
Cooling Degree Days	An index used to measure the impact of weather on energy usage calculated by subtracting 75 from the average of the high and low daily temperatures.
CPX	California Power Exchange.
Credit Agreement	Credit Agreement between TEP and a syndicate of banks, dated as of November 14, 2002.
Emissions Allowance(s)	An allowance issued by the Environmental Protection Agency which permits emission of one ton of sulfur dioxide or one ton of nitrogen oxide. These allowances can be bought and sold.
Energy	The amount of power produced over a given period of time; measured in MWh.
EPA	The Environmental Protection Agency.
ESP	Energy Service Provider.
Express Line	345-kV circuit connecting Springerville Unit 2 to the Tucson 138-kV system.
FAS 71	Statement of Financial Accounting Standards No. 71: Accounting for the Effects of Certain Types of Regulation.
FAS 132	Statement of Financial Accounting Standards No. 132: Employers' Disclosures about Pensions and Other Postretirement Benefits.
FAS 133	Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities.
FAS 143	Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations.
FAS 149	Statement of Financial Accounting Standards No. 149: Amendment of Statement 133 on Derivative Instruments and Hedging Activities.
FERC	Federal Energy Regulatory Commission.
First Collateral Trust Bonds	Bonds issued under the Indenture of Trust, dated as of August 1, 1998, of TEP to the Bank of New York, successor trustee.
First Mortgage Bonds	First mortgage bonds issued under the Indenture, dated as of April 1, 1941, of TEP to JPMorgan Chase Bank, successor trustee, as supplemented and amended.
Four Corners	Four Corners Generating Station.
GAAP	Generally Accepted Accounting Principles.
Global Solar	Global Solar Energy, Inc., a company that develops and manufactures thin-film photovoltaic cells. Millennium owns 99% of Global Solar.
IDBs	Industrial development revenue or pollution control revenue bonds.
IPS	Infinite Power Solutions, Inc., a company that develops thin-film batteries. Millennium owns 72% of IPS.
IRS	Internal Revenue Service.
ISO	Independent System Operator.

ITN	ITN Energy Systems, Inc. was formed to provide research, development, and other services. Millennium exchanged its ownership of ITN for increased ownership of Global Solar and currently owns no interest in ITN.
ITC	Investment tax credit.
kWh	Kilowatt-hour(s).
kV	Kilovolt(s).
LOC	Letter of Credit.
MEG	Millennium Environmental Group, Inc., a wholly-owned subsidiary of Millennium, which manages and trades emission allowances, coal, and related financial instruments.
MicroSat	MicroSat Systems, Inc. is a company formed to develop and commercialize small-scale satellites. Millennium currently owns 35%.
Millennium	Millennium Energy Holdings, Inc., a wholly-owned subsidiary of UniSource Energy.
Mimosa	Minerales de Monclova, S.A. de C.V., an owner of coal and associated gas reserves and a supplier of metallurgical coal to the steel industry and thermal coal to the Mexican electricity commission. Sabinas owns 19.5% of Mimosa.
MMBtus	Million British Thermal Units.
MW	Megawatt(s).
MWh	Megawatt-hour(s).
Navajo	Navajo Generating Station.
NOL	Net Operating Loss carryback or carryforward for income tax purposes.
PGA	Purchased Gas Adjuster, a retail rate mechanism designed to recover the cost of gas purchased for retail gas customers.
PNM	Public Service Company of New Mexico.
Powertrusion	POWERTRUSION International, Inc., a company owned 77% by Millennium, which manufactures lightweight utility poles.
PPFAC	Purchase Power and Fuel Adjustor Clause.
PWCC	Pinnacle West Capital Corporation.
Revolving Credit Facility	$60 million revolving credit facility entered into under the Credit Agreement between a syndicate of banks and TEP.
RTO	Regional Transmission Organization.
Rules	Retail Electric Competition Rules.
Sabinas	Carboelectrica Sabinas, S. de R.L. de C.V., a Mexican limited liability company. Millennium owns 50% of Sabinas.
Saguaro Utility	An Arizona limited partnership, whose general partner is Sage Mountain, L.L.C. and whose limited partners include investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, L.L.C. and Wachovia Capital Partners.
San Carlos	San Carlos Resources Inc., a wholly-owned subsidiary of TEP.
San Juan	San Juan Generating Station.
Second Mortgage Bonds	TEP's second mortgage bonds issued under the Indenture of Mortgage and Deed of Trust, dated as of December 1, 1992, of TEP to the Bank of New York, successor trustee, as supplemented.
SCE	Southern California Edison Company.
SES	Southwest Energy Solutions, Inc., a wholly-owned subsidiary of Millennium.
Springerville	Springerville Generating Station.
Springerville Coal Handling Facilities Leases	Leveraged lease arrangements relating to the coal handling facilities serving Springerville.
Springerville Common Facilities	Facilities at Springerville used in common with Springerville Unit 1 and Springerville Unit 2.
Springerville Common Facilities Leases	Leveraged lease arrangements relating to an undivided one-half interest in certain Springerville Common Facilities.
Springerville Unit 1	Unit 1 of the Springerville Generating Station.
Springerville Unit 1 Lease	Leveraged lease arrangement relating to Springerville Unit 1 and an undivided one-half interest in certain Springerville Common Facilities.

Springerville Unit 2	Unit 2 of the Springerville Generating Station.
SRP	Salt River Project Agricultural Improvement and Power District.
Sundt Generating Station	H. Wilson Sundt Generating Station (formerly known as the Irvington Generating Station).
Sundt Lease	The leveraged lease arrangement relating to Sundt Unit 4.
TEP	Tucson Electric Power Company, the principal subsidiary of UniSource Energy.
TEP Settlement Agreement	TEP's Settlement Agreement approved by the ACC in November 1999 that provided for electric retail competition and transition asset recovery.
Therm	A unit of heating value equivalent to 100,000 British thermal units (Btu).
Tri-State	Tri-State Generation and Transmission Association.
TruePricing	TruePricing, Inc., a start-up company established to market energy related products.
UED	UniSource Energy Development Company, a wholly-owned subsidiary of UniSource Energy, which engages in developing generation resources and other project development services and related activities.
UES	UniSource Energy Services, Inc., an intermediate holding company established to own the operating companies (UNS Gas and UNS Electric) which acquired the Citizens Arizona gas and electric utility assets.
UniSource Energy	UniSource Energy Corporation.
UNS Electric	UNS Electric, Inc., a wholly-owned subsidiary of UES, which acquired the Citizens Arizona electric utility assets.
UNS Gas	UNS Gas, Inc., a wholly-owned subsidiary of UES, which acquired the Citizens Arizona gas utility assets.
WestConnect	The proposed for-profit RTO in which TEP is a participant.

2003 BOARD OF DIRECTORS



James S. Pignatelli, 60
Chairman: July 1998
President and CEO of
UniSource Energy and
TEP, Director: 1998



Lawrence J. Aldrich, 51
General Partner,
Valley Ventures, III, L.P.
Director: 2000



Larry W. Bickle, 58
Managing Director,
Haddington Ventures, L.L.C.
Director: 1998



Elizabeth T. Bilby, 64
President,
Gourmet Products, Inc.
Director: 1995



Harold W. Burlingame, 63
Senior Executive Advisor,
AT&T Wireless Services
Director: 1998



John L. Carter, 69
Former Executive
Vice President and CFO,
Burr-Brown Corp.
Director: 1996



Robert A. Elliott, 48
President and Owner,
The Elliott
Accounting Group
Director: 2003



Kenneth Handy, 65
Former Vice President
& CFO, The Permanente
Medical Group, Inc.
Director: 2001



Warren Y. Jobe, 63
Former Senior
Vice President,
Southern Company
Director: 2001

UniSource Energy Committees

Audit Committee
Warren Jobe, Chairperson
Elizabeth Bilby
John Carter
Robert Elliott
Kenneth Handy

Compensation Committee
Harold Burlingame, Chairperson
Elizabeth Bilby
John Carter
Robert Elliott
Kenneth Handy
Warren Jobe

Corporate Governance and Nominating Committee
Elizabeth Bilby, Chairperson
Harold Burlingame
John Carter
Kenneth Handy

Finance Committee
John Carter, Chairperson
Lawrence Aldrich
Larry Bickle
Warren Jobe

UniSource Energy Officers

James S. Pignatelli, 60
President and Chief Executive Officer

Michael J. DeConcini, 39
Senior Vice President,
Investments and Planning

Dennis R. Nelson, 53
Senior Vice President,
Utility Services

Karen G. Kissinger, 49
Vice President, Controller and
Chief Compliance Officer

Kevin P. Larson, 47
Vice President, Chief Financial Officer
and Treasurer

Steven W. Lynn, 57
Vice President, Communications
and Government Relations

Vincent Nitido, Jr., 48
Vice President, General Counsel
and Chief Administrative Officer

Catherine A. Nichols, 45
Corporate Secretary

Tucson Electric Power Co. Officers

James S. Pignatelli, 60
President and Chief Executive Officer

Michael J. DeConcini, 39
Senior Vice President, Energy Resources

Steven J. Glaser, 46
Senior Vice President and
Chief Operating Officer,
Transmission and Distribution

Thomas A. Delawder, 57
Vice President, Energy Resources

Thomas N. Hansen, 53
Vice President/Technical
Services Advisor

Karen G. Kissinger, 49
Vice President, Controller and
Chief Compliance Officer

Kevin P. Larson, 47
Vice President, Chief Financial Officer
and Treasurer

Steven W. Lynn, 57
Vice President, Communications
and Government Relations

Vincent Nitido, Jr., 48
Vice President, General Counsel
and Chief Administrative Officer

James Pyers, 62
Vice President, Utility
Distribution Operations

Catherine A. Nichols, 45
Corporate Secretary

UniSource Energy Corporation

PO Box 711 Tucson, AZ 85702